MEMORANDUM

TO:	DeCarlo S. McLaren, Esq. Senior Counsel Disclosure Review and Accounting Office U. S. Securities and Exchange Commission
FROM:	Alison Samborn, Esq. Associate General Counsel, Legal Product Development
DATE:	February 12, 2021
SUBJECT:	Jackson National Life Insurance Company ("Registrant")
Initial Registration Statements filed on Form S-1
File Nos. 333-249750 (Jackson Market Link Pro); and 333-249766 (Jackson Market Link Pro Advisory)

This memorandum is in response to the comments you provided via electronic mail on December 29, 2020 for the above referenced filings.

In the interest of convenience for the staff of the Securities and Exchange Commission, this memorandum quotes each of the specific comments, followed respectively by narrative responses (in bold).

Unless indicated otherwise below, the comments and responses apply to both registration statements referenced above. Copies of each prospectus, marked to show the changes discussed below, are attached and will be provided electronically. Page references in the responses are to the pdf page of the attached marked copy of the Jackson Market Link Pro prospectus, as identified by the original staff comment, unless indicated otherwise. Corresponding changes will be made to the Jackson Market Link Pro Advisory prospectus as applicable. Pre-effective amendments to the registration statements will subsequently be filed in response to the comments.

General Comments

1.Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response: All missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement.

2.Please include page numbers to cross-references throughout the prospectus.

Response: Page numbers will be added to all cross-references and included in the final pre-effective amendment to the registration statement.

3.Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether Jackson will be solely responsible for any benefits or features associated with the Contract.

Response: Jackson will be solely responsible for payment of Contract benefits. There are no guarantee or support agreements with third parties to support any of Jackson's obligations under the Contracts.

Cover Page (p. 3)

4.Please add “of annuity purchasers under the Contract” to the end of the third sentence in the first paragraph that begins, “[t]his prospectus is a disclosure document ….”

Response: The above-referenced change has been made. (p. 1)

5.For the sentence at the bottom of the page beginning, “[a]n investment in this Contract is subject to risk,” please add, “and that loss can become greater in the case of an early withdrawal due to [charges] and adjustments imposed on those withdrawals” to the end of the sentence.

Response: The above-referenced change has been made. (p. 1)

6.Please address, as applicable, the disclosure required by Item 502(b) regarding dealer prospectus delivery requirements.

Response: The following disclosure has been added to the last page of the prospectus:

"Dealer Prospectus Delivery Obligations. All dealers that effect transactions in these securities are required to deliver a prospectus."

Table of Contents (p. 4)

7. Please relocate the Glossary section to after the Summary and Risk Factors discussion. (See Reg S-K §503(c)).

Response: The Glossary section has been relocated as directed. (p. 11)

Summary (pp. 9-11)

8.Similar to the disclosure for buffer and floor, please disclose how the different crediting methods work.

Response: The following disclosure has been added to the Crediting Methods subsection of Summary:

•"A Cap Crediting Method provides you the opportunity to receive a positive Index Adjustment up to a stated Cap Rate if the Index Return is positive at the end of the Index Account Option Term. The Cap Rate is the maximum amount of positive Index Adjustment that you will receive if the Index Return is positive. If the Index Return is less than the stated Cap Rate, you will receive a positive Index Adjustment equal to the Index Return. If the Index Return is in excess of the Cap Rate, your positive Index Adjustment will be limited by (and equal to) the Cap Rate. A Cap Rate is not a guarantee of any positive return.

•A Performance Trigger Crediting Method provides you the opportunity to receive a positive Index Adjustment equal to a stated Performance Trigger Rate if the Index Return is flat or positive at the end of the Index Account Option Term. The Performance Trigger Rate equals the positive Index Adjustment that you will receive if the Index Return is flat or positive, regardless of whether the actual Index Return is higher or lower than the stated Performance Trigger Rate. A Performance Trigger Rate is not a guarantee of any positive return.
•A Performance Trigger Plus Crediting Method provides you the opportunity to receive a positive Index Adjustment equal to a stated Performance Trigger Plus Rate if the Index Return is flat, positive, or negative but not if the negative return is in excess of the elected Buffer Protection Option at the end of the Index Account Option Term. The Performance Trigger Plus Rate equals the positive Index Adjustment that you will receive if the performance criteria are met, regardless of the actual Index Return. The Performance Trigger Plus Crediting Method is only available with the Buffer Protection Option. A Performance Trigger Plus Rate is not a guarantee of any positive return." (p. 4)

9.Please disclose how the caps, floors, and buffers are reset.

Response: The following disclosure has been added immediately after the table of available combinations of Crediting Methods, Protection Options, and Index Account Option Terms in the Summary:

"The available Crediting Method and Protection Option rates are the rates effective as of the first day of an Index Account Option Term. The rate for a particular Index Account Option Term may be higher or lower than the rate for previous or future Index Account Option Terms. At least 30 days prior to any Index Account Option Term Anniversary, we will provide you with written notice advising you of how you may obtain the available rates for the next Index Account Option Term." (p. 5)

10.The last paragraph on page nine states that Jackson “reserve[s] the right to delete or add Indexes … in the future.” Similarly, in the same paragraph, Jackson “reserve[s] the right to remove, add or change the combinations in which [they] offer Indexes … in the future.” Please specify in the summary whether Jackson may delete or add Indexes and whether Jackson may remove, add, or change the combinations in which they offer Indexes, in the middle of a term or only at the end of the term.

Response: The above-referenced paragraph has been revised as follows:

"We reserve the right to delete or add Indexes, Crediting Methods, Protection Options, and Index Account Option Terms in the future. At least 30 days prior to the end of your Index Account Option Term, we will provide you with notice identifying the Indexes, Crediting Methods, Protection Options, or Index Account Option Terms that are available so that you may tell us how you would like your Index Account Option Value allocated on your Index Account Option Term Anniversary. If you do not provide us with instructions prior to your Index Account Option Term Anniversary, and any of your existing elections are no longer available, your Index Account Option Value will be transferred into a one-year Fixed Account on your Index Account Option Term Anniversary.

It is possible that an Index may be replaced during an Index Account Option Term. If an Index is replaced during an Index Account Option Term, we will provide you with notice of the substituted Index, and Index Return for the Index Account Option Term will be calculated by adding the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term. While any substituted Index will need to be approved by regulators prior to replacing your Index, it is possible that you may experience lower Index Return under a substituted Index than you would have if that Index had not been replaced. For more information about replacing Indexes, please see "Replacing an Index" on page [ ]. We also reserve the right to remove, add or change the combinations in which we offer Indexes, Crediting Methods, Protection Options and Index Account Option Terms in the future. All Indexes, Crediting Methods, Protection Options, and Index Account Option Terms we currently offer may not be available through every selling broker-dealer." (p. 5)

11.Please disclose what notice is given prior to deleting, adding or changing the combination of Indexes, Crediting Methods, Protection Options, and Index Account Option Terms. Please also explain the options available to investors when such changes occur. If there is a potential downside to the investor as a result of the changes, please disclose.

Response: The above-referenced paragraph has been revised as follows:

"We reserve the right to delete or add Indexes, Crediting Methods, Protection Options, and Index Account Option Terms in the future. At least 30 days prior to the end of your Index Account Option Term, we will provide you with notice identifying the Indexes, Crediting Methods, Protection Options, or Index Account

Option Terms that are available so that you may tell us how you would like your Index Account Option Value allocated on your Index Account Option Term Anniversary. If you do not provide us with instructions prior to your Index Account Option Term Anniversary, and any of your existing elections are no longer available, your Index Account Option Value will be transferred into a one-year Fixed Account on your Index Account Option Term Anniversary.

It is possible that an Index may be replaced during an Index Account Option Term. If an Index is replaced during an Index Account Option Term, we will provide you with notice of the substituted Index, and Index Return for the Index Account Option Term will be calculated by adding the Index Return for the original Index up until the date of replacement to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term. While any substituted Index will need to be approved by regulators prior to replacing your Index, it is possible that you may experience lower Index Return under a substituted Index than you would have if that Index had not been replaced. For more information about replacing Indexes, please see "Replacing an Index" on page [ ]. We also reserve the right to remove, add or change the combinations in which we offer Indexes, Crediting Methods, Protection Options and Index Account Option Terms in the future. All Indexes, Crediting Methods, Protection Options, and Index Account Option Terms we currently offer may not be available through every selling broker-dealer." (p. 5)

12.With respect to the last paragraph on page nine, please disclose whether Jackson has the right to recalculate index performance from the beginning of a term using a new index introduced in the middle of a term.

Response: The above-referenced paragraph has been revised as follows:

"We reserve the right to delete or add Indexes, Crediting Methods, Protection Options, and Index Account Option Terms in the future. At least 30 days prior to the end of your Index Account Option Term, we will provide you with notice identifying the Indexes, Crediting Methods, Protection Options, or Index Account Option Terms that are available so that you may tell us how you would like your Index Account Option Value allocated on your Index Account Option Term Anniversary. If you do not provide us with instructions prior to your Index Account Option Term Anniversary, and any of your existing elections are no longer available, your Index Account Option Value will be transferred into a one-year Fixed Account on your Index Account Option Term Anniversary.

It is possible that an Index may be replaced during an Index Account Option Term. If an Index is replaced during an Index Account Option Term, we will provide you with notice of the substituted Index, and Index Return for the Index Account Option Term will be calculated by adding the Index Return for the original Index up until the date of replacement to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term. While any substituted Index will need to be approved by regulators prior to replacing your Index, it is possible that you may experience lower Index Return under a substituted Index than you would have if that Index had not been replaced. For more information about replacing Indexes, please see "Replacing an Index" on page [ ]. We also reserve the right to remove, add or change the combinations in which we offer Indexes, Crediting Methods, Protection Options and Index Account Option Terms in the future. All Indexes, Crediting Methods, Protection Options, and Index Account Option Terms we currently offer may not be available through every selling broker-dealer." (p. 5)

13.In the second sentence of the third paragraph on page ten in the Fixed Account section, please clarify whether withdrawals from both the Fixed Account and the Indexed Account Options may be subject to an MVA. If so, please clarify throughout the registration statement, i.e., clarify in the Market Value Adjustment section on page 18 whether MVA applies to Fixed Account.

Response: The above-referenced sentence in the Jackson Market Link Pro Advisory prospectus has been revised as follows to clarify that MVA applies only to amounts withdrawn or transferred from the Index Account Options:

"Withdrawals or transfers taken from Index Account Options during the first six years of the Contract may be subject to a Market Value Adjustment and an Interim Value adjustment." (p. 5 of the Jackson Market Link Pro Advisory Prospectus)

14.On page 11, under the Transfers column, please note in the second sentence (as noted on page 10) that transfers are only permissible at the end of the term.

Response: The above-referenced disclosure has been added as follows:

"You may request a transfer to or from the Fixed Account and to or from the Index Account Options. You may also request transfers among the available Index Account Options. Transfers among Index Account Options or between Index Account Options and the Fixed Account are permissible only at the end of the Index Account Option Term or Fixed Account term. The effective date of such transfers is the first day of the Fixed Account term and/or an Index Account Option Term into which a transfer is made." (p. 6)

15.In the Access to Your Money column, please add “from an Indexed Account” after “[f]or any withdrawal”.

Response: The above-referenced change has been made. (p. 6)

16.In the second sentence of the Income Options column, please add, “if you annuitize in the first six years” after “Market Value Adjustments will apply”, if applicable.

Response: The above-referenced change has been made in the Jackson Market Link Pro Advisory prospectus. (p. 7)

Risk Factors (pp. 12-14)

General Comment (p. 12)

17.Please disclose that indexed annuities carry a risk of principal loss.

Response: A new subsection titled "Risk of Loss" has been added to the Risk Factors section of the prospectus, and includes the following disclosure:

"An investment in an index-linked annuity is subject to the risk of loss. You may lose money, including the loss of principal." (p. 8)

Liquidity (p. 12)

18.Disclose that because of adjustments and charges, where applicable, that are imposed when amounts are withdrawn before the end of a term, these withdrawals can result in a loss of principal even if the index performance has been positive.

Response: The following sentence has been added immediately before the final two sentences of the above-referenced section:

"The adjustments and charges that are imposed when amounts are withdrawn before the end of an Index Account Option Term can result in a loss of Contract Value even if the Index Return has been positive." (p. 8)

Limitations on Transfers (p. 12)

19.Change the last sentence in this section to state, “For more information about transfers, please see the section titled ‘Transfers and Reallocations’.”

Response: The above-referenced change has been made. (p. 8)

Loss of Contract Value (p. 12)

20.Please disclose that amounts held for multiple terms can result in larger losses than that indicated by the stated limit for a single term.

Response: The following disclosure has been added to the end if the above-referenced section:

"Buffers and Floors are not cumulative, and their protection does not extend beyond the length of any given Index Account Option Term. If you keep amounts allocated to an Index Account Option over multiple Index Account Option Terms in which negative Index Adjustments are made, the total combined loss of Index Account Option Value over those multiple Index Account Option Terms may exceed the stated limit of any applicable Protection Option for a single Index Account Option Term." (p. 8)

No Ownership of Underlying Securities (p. 12)

21.Please disclose “credit risk,” warning investors that the amounts they invest are not placed in a registered separate account and that their rights under the Contract to invested assets and the returns on those assets are subject to the claims paying ability of the Insurance Company.

Response: The "Issuing Company" Risk subsection has been revised to include the above-referenced disclosure as follows:

"No company other than Jackson has any legal responsibility to pay amounts that Jackson owes under the Contract. The amounts you invest are not placed in a registered separate account, and your rights under the Contract to invested assets and the returns on those assets are subject to the claims paying ability of Jackson. You should review and be comfortable with the financial strength of Jackson for its claims-paying ability." (p. 10)

Contract Options (pp. 16-18)

Index Account Option Value (p. 17)

22.Please disclose the minimum and maximum amounts that can be put into each term.

Response: There is no limitation on the maximum amount that can be put into each term. The minimum amount that can be allocated to each term/Index Account Option is $100. The following disclosure has been added to the end of the first paragraph of the Index Account Option Value subsection:

"The minimum amount you may allocate to an Index Account Option is $100." (p. 17)

Market Value Adjustment (p. 18)

23.If MVA applies to Fixed Account as well, please make this discussion its own section.

Response: There are no MVA associated with the Fixed Account.

24.Please make clear what “amounts allocated to an income option” means.

Response: For clarity, the above-referenced disclosure in the Jackson Market Link Pro Advisory prospectus has been revised as follows:

"A Market Value Adjustment ("MVA") may apply to amounts withdrawn, annuitized, or transferred from an Index Account Option during the first six Contract Years." (p. 18 of the Jackson Market Link Pro Advisory Prospectus)

Additional Information About the Index Account Options (pp. 18-26)

Cap Crediting Method (p. 21)

25.Please disclose for the 3-year and 6-year terms that the cap for these terms, respectively, would be less if measured on an annual basis.

Response: The second paragraph of the Cap Crediting Method subsection has been revised as follows:

"The Cap Crediting Method is currently available with either a Buffer or Floor, and for your choice of 1-year, 3-year, or 6-year Index Account Option Terms. The Cap Rate for the 3-year and 6-year terms, respectively, would be lower if measured on an annual basis. For Index Account Option Terms longer than one year, the Buffer or Floor for that term is a total Buffer or Floor for the duration of that Index Account Option Term. The following examples will illustrate how the Cap Crediting Method operates with both the Buffer and Floor Protection Options. Each example assumes a 10% Cap Rate and a 10% Buffer or Floor." (p. 20)

26.For terms longer than a year, clarify that the buffer or floor for that term is a total buffer for the life of the term.

Response: The second paragraph of the Cap Crediting Method subsection has been revised as follows:

"The Cap Crediting Method is currently available with either a Buffer or Floor, and for your choice of 1-year, 3-year, or 6-year Index Account Option Terms. The Cap Rate for the 3-year and 6-year terms, respectively, would be lower if measured on an annual basis. For Index Account Option Terms longer than one year, the Buffer or Floor for that term is a total Buffer or Floor for the duration of that Index Account Option Term. The following examples will illustrate how the Cap Crediting Method operates with both the Buffer and Floor Protection Options. Each example assumes a 10% Cap Rate and a 10% Buffer or Floor." (p. 20)

Part II. Information Not Required in Prospectus (pp. 50-53)

Item 16. Exhibits and Financial Statement Schedules (pp. 50-51)

27.Please add an exhibit 14. (See Reg S-K §601((b)(14))).

Response: Exhibit 14 (Code of Ethics) will be provided via pre-effective amendment filing.

28.Please confirm that all exhibits will be hyperlinked.

Response: Confirmed. All exhibits will be hyperlinked.

Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: Confirmed. Financial statements and all required exhibits and disclosures not yet included in this registration statement will be filed via pre-effective amendment.

Additional Information

A decision has been made to eliminate the $50 Fixed Account Minimum Value Expense Allowance from the Fixed Account Minimum Value calculation. As a result, revisions have been made to remove any reference of the $50 Expense Allowance from the definition of Fixed Account Minimum Value in the Glossary (p. 11), and two references to the $50 Expense Allowance were also removed from the Fixed Account Value subsection of the section titled Contract Options (p. 16).

Please contact me at (517) 331-4262 if you have any questions or require additional information.

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

JACKSON MARKET LINK PROSM
SINGLE PREMIUM DEFERRED INDEX-LINKED ANNUITY

Issued by
Jackson National Life Insurance Company®

The date of this prospectus is _____________. This prospectus contains information about the Contract and Jackson National Life Insurance Company (“Jackson®”) that you should know before investing. This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations of annuity purchasers under the Contract. The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus. It is important that you also read the Contract and endorsements, which may reflect additional non-material state variations or other non-material variations. Jackson's obligations under the Contract are subject to our financial strength and claims-paying ability. The information in this prospectus is intended to help you decide if the Contract will meet your investment and financial planning needs.

Index-linked annuity contracts are complex insurance and investment vehicles. Before you invest, be sure to discuss the Contract’s features, benefits, risks and fees with your financial professional in order to determine whether the Contract is appropriate for you based upon your financial situation and objectives. Please carefully read this prospectus and any related documents and keep everything together for future reference.

This prospectus describes the Indexes, Terms, Crediting Methods, and Protection Options that we currently offer under the Contract. We reserve the right to limit the number of Contracts that you may purchase. We also reserve the right to refuse any Premium payment. Please confirm with us or your financial professional that you have the most current prospectus that describe the availability and any restrictions on the Crediting Methods and Protection Options.

The Jackson Market Link Pro Contract is an individual single Premium deferred registered index-linked annuity Contract issued by Jackson. The Contract provides for the potential accumulation of retirement savings and partial downside protection in adverse market conditions. The Contract is a long-term, tax-deferred annuity designed for retirement or other long-term investment purposes. It is available for use in Non-Qualified plans, Traditional IRAs, and Roth IRAs.
Jackson is located at 1 Corporate Way, Lansing MI, 48951. The telephone number is 1-800-644-4565. Jackson is the principal underwriter for these Contracts. Jackson National Life Distributors LLC (“JNLD”), located at 300 Innovation Drive, Franklin, TN 37067, serves as the distributor of the Contracts.

An investment in this Contract is subject to risk including the possible loss of principal and that loss can become greater in the case of an early withdrawal due to charges and adjustments imposed on those withdrawals. See “Risk Factors” beginning on page 7 for more information.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. It is a criminal offense to represent otherwise. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted.

• Not FDIC/NCUA insured • Not Bank/CU guaranteed • May lose value • Not a deposit • Not insured by any federal agency

SUMMARY

Jackson Market Link Pro is a Registered Index-Linked Annuity (“RILA”) contract. The Contract is an SEC registered, tax deferred annuity that permits you to link your investment to an Index (or multiple Indexes) over a defined period of time ("term"). If the Index Return is positive, the Contract credits any gains in that Index to your Index Account Option Value, subject to the Crediting Method you choose: a stated Cap Rate, Performance Trigger Rate, or Performance Trigger Plus Rate. If the Index Return is negative, the Contract credits losses, which may be either absorbed or offset, subject to the Protection Option you choose: a stated Buffer or Floor.
The Contract currently offers five Indexes that can be tracked in any combination, which allow for the ability to diversify among different asset classes and investment strategies. There is also a one-year Fixed Account available.
At the end of an Index Account Option Term, we will credit an Index Adjustment (which may be positive, negative, or equal to zero) based on the Index Return, Crediting Method, and Protection Option of the Index Account Option selected.
Indexes: Each Index is comprised of or defined by certain securities or by a combination of certain securities and other investments. Please refer to the section titled “Indexes” for a description of each of the Indexes offered on this Contract. The Indexes currently offered on the Contract are the S&P 500, Russell 2000, MSCI Emerging Markets, MSCI EAFE, and the MSCI KLD 400 Social Index.
Crediting Methods: Each Crediting Method provides the opportunity to receive an Index Adjustment based on any positive Index Return. The Crediting Methods currently offered on the Contract are the Cap, Performance Trigger, and Performance Trigger Plus Crediting Methods. Current Cap Rates, Performance Trigger Rates, and Performance Trigger Plus Rates are provided at the time of application, and to existing owners and financial professionals at any time, upon request.
• A Cap Crediting Method provides you the opportunity to receive a positive Index Adjustment up to a stated Cap Rate if the Index Return is positive at the end of the Index Account Option Term. The Cap Rate is the maximum amount of positive Index Adjustment that you will receive if the Index Return is positive. If the Index Return is less than the stated Cap Rate, you will receive a positive Index Adjustment equal to the Index Return. If the Index Return is in excess of the Cap Rate, your positive Index Adjustment will be limited by (and equal to) the Cap Rate. A Cap Rate is not a guarantee of any positive return.
• A Performance Trigger Crediting Method provides you the opportunity to receive a positive Index Adjustment equal to a stated Performance Trigger Rate if the Index Return is flat or positive at the end of the Index Account Option Term. The Performance Trigger Rate equals the positive Index Adjustment that you will receive if the Index Return is flat or positive, regardless of whether the actual Index Return is higher or lower than the stated Performance Trigger Rate. A Performance Trigger Rate is not a guarantee of any positive return.
• A Performance Trigger Plus Crediting Method provides you the opportunity to receive a positive Index Adjustment equal to a stated Performance Trigger Plus Rate if the Index Return is flat, positive, or negative but not if the negative return is in excess of the elected Buffer Protection Option at the end of the Index Account Option Term. The Performance Trigger Plus Rate equals the positive Index Adjustment that you will receive if the performance criteria are met, regardless of the actual Index Return. The Performance Trigger Plus Crediting Method is only available with the Buffer Protection Option. A Performance Trigger Plus Rate is not a guarantee of any positive returns.
Protection Options: The Protection Options provide a level of downside protection if the Index Return is negative. You may choose either a Buffer or Floor Protection Option. Current Buffer and Floor rates are provided at the time of application.
•A Buffer protects from loss up to a specific amount (typically 10%, 20%, or 30%). You only incur a loss if the Index declines more than the stated Buffer percentage. For example, if an Index declines 15% and you chose a 10% Buffer, you would incur a loss of 5% for that Index Account Option Term. Available Buffer rates are guaranteed to be no less than 5% or more than 50%.
•A Floor protects from loss after a specific threshold. If the Index declines, you incur a loss up to the stated Floor percentage, beyond which, you are protected by any further loss for that Index Account Option Term. For example, if you chose a 10% Floor and the Index declines 15%, you would lose 10% for that Index Account Option Term. Available Floor rates are guaranteed to be no less than 5% or more than 50%.
Index Account Option Terms: The Contract currently offers three term lengths: a 1-Year term, a 3-Year term, and a 6-Year term depending on the Crediting Method and Protection Option you choose.
As of the date of this prospectus, you may currently select the following combination of Crediting Methods, Protection Options, and Index Account Option Terms with any of the available Indexes:

Crediting Methods	Protection Options*		Term Length
	Buffer	Floor	1-Year	3-Year	6-Year
Cap	10%, 20%, 30%**	10%, 20%	✓	✓	✓
Performance Trigger	10%	10%	✓	N/A	N/A
Performance Trigger Plus	10%	N/A	✓	N/A	N/A
* Protection Option rates listed above are the rates currently available as of the date of this prospectus. These rates may be changed from time to time, so you should contact your financial professional or the Jackson Service Center for current rate availability.
** The 30% Buffer Rate is not available for 1-Year Index Account Option Terms.

The available Crediting Method and Protection Option rates are the rates effective as of the first day of an Index Account Option Term. The rate for a particular Index Account Option Term may be higher or lower than the rate for previous or future Index Account Option Terms. At least 30 days prior to any Index Account Option Term Anniversary, we will provide you with written notice advising you of how you may obtain the available rates for the next Index Account Option Term.

We reserve the right to delete or add Indexes, Crediting Methods, Protection Options, and Index Account Option Terms in the future. At least 30 days prior to the end of your Index Account Option Term, we will provide you with notice identifying the Indexes, Crediting Methods, Protection Options, or Index Account Option Terms that are available, so that you may tell us how you would like your Index Account Option Value allocated on your Index Account Option Term Anniversary. If you do not provide us with instructions prior to your Index Account Option Term Anniversary, and any of your existing elections are no longer available, your Index Account Option Value will be transferred into a one-year Fixed Account on your Index Account Option Term Anniversary.

It is possible that an Index may be replaced during an Index Account Option Term. If an Index is replaced during an Index Account Option Term, we will provide you with notice of the substituted Index, and Index Return for the Index Account Option Term will be calculated by adding the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term. While any substituted Index will need to be approved by regulators prior to replacing your Index, it is possible that you may experience lower Index Return under a substituted Index than you would have if that Index had not been replaced. For more information about replacing Indexes, please see "Replacing an Index" on page [ ]. We also reserve the right to remove, add or change the combinations in which we offer Indexes, Crediting Methods, Protection Options and Index Account Option Terms in the future. All Indexes, Crediting Methods, Protection Options, and Index Account Option Terms we currently offer may not be available through every selling broker-dealer.

Fixed Account: You also have the option to invest all or a portion of your Contract Value into a Fixed Account. Amounts allocated to the Fixed Account earn compounded interest at a fixed rate for the duration of the term. Currently, we offer a one-year term for amounts allocated to the Fixed Account and at the end of the one-year term, you will have the option of reallocating those amounts to Index Account Options, or to continue with the amounts in the Fixed Account. The credited interest rate on the Fixed Account is set annually and can be changed as each one-year term resets on the Contract Anniversary, subject to a guaranteed minimum interest rate.
Any interest credited to the Contract, whether from allocations to the Index Account Options or the Fixed Account, is backed by the claims-paying ability of Jackson National Life Insurance Company.
You are permitted to make transfers and withdrawals under the terms of the Contract. Transfers among Index Account Options or between Index Account Options and the Fixed Account are permissible only at the end of the Index Account Option Term or Fixed Account term. Withdrawals taken during the first six years of the Contract may be subject to Withdrawal Charges and withdrawals taken from Index Account Options may be subject to an Interim Value adjustment. Depending on the Crediting Method, Protection Option, Index selected, Interim Value Proration Factor, and the amount of time that has elapsed in the Index Account Option Term, this adjustment could be substantial.
Registered Index Linked Annuities are long term investments, subject to a potentially substantial loss of principal. Working with a financial professional, you should carefully consider which Indexes, Crediting Methods, and Protection Options (or combinations thereof) are right for you based on your risk tolerance, investment objectives, and other relevant factors. Not all options may be suitable for all investors, including the overall purchase of a RILA.

Contract Overview

Contract	Individual single premium deferred registered index-linked annuity contract
Minimum Premium	$25,000
Issue Ages	0 - 85
Contract Value	The sum of the Fixed Account Value and the Index Account Value.
Index Account Options	Each Index Account Option is defined by an Index, a Crediting Method, a Protection Option, and a Term length. The Crediting Method and Protection Option you choose define the parameters under which the positive or negative Index Adjustment will be credited.
Index Account Option Term	Terms currently available under the Contract are 1, 3, and 6 years in length.
Index	The Indexes currently offered under the Contract are: - S&P 500 Index - Russell 2000 Index - MSCI EAFE Index - MSCI Emerging Markets Index - MSCI KLD 400 Social Index
Crediting Method	The Crediting Methods currently offered under the Contract are: - Cap - Performance Trigger - Performance Trigger Plus
Protection Options	The Protection Options currently offered under the Contract are: - Buffer - Floor
Fixed Account	A Contract Option which provides a declared amount of interest over a stated period.
Interim Value	The daily value of your Index Account Option on any given Business Day prior to the end of an Index Account Option Term. The Interim Value is calculated using prorated Index Adjustment Factors based on the elapsed portion of the Index Account Option Term and the Interim Value Proration Factor.
Transfers	You may request a transfer to or from the Fixed Account and to or from the Index Account Options. You may also request transfers among the available Index Account Options. Transfers among Index Account Options or between Index Account Options and the Fixed Account are permissible only at the end of the Index Account Option Term or Fixed Account term. The effective date of such transfers is the first day of the Fixed Account term and/or an Index Account Option Term into which a transfer is made.
Access to Your Money	You may withdraw some or all of your money at any time prior to the Income Date. For any withdrawal from an Index Account Option, an Interim Value adjustment as of the date of the withdrawal will apply and may substantially reduce your Index Account Option Value. In addition, a withdrawal taken in excess of the Free Withdrawal amount may be subject to additional Withdrawal Charges.

Withdrawal Charge
A percentage charge applied to withdrawals in excess of the Free Withdrawal amount.

Withdrawal Charges apply during the first six years of the Contract as follows:

      Number of Complete
Contract Years since Issue Date Withdrawal Charge Percentage
                   0…………………………………………………..8.00%
                   1…………………………………………………..8.00%
                   2…………………………………………………..7.00%
                   3…………………………………………………..6.00%
                   4…………………………………………………. 5.00%
                   5…………………………………………………..4.00%
             6 or more………………………………………....…...0.00%

For more information about Withdrawal Charges, including details about when you may be entitled to a waiver of Withdrawal Charges, please see the section titled “WITHDRAWAL CHARGE".

Death Benefit	For Owners 75 or younger at the Issue Date of the Contract, the standard death benefit (known as the Return of Premium death benefit) is the greater of the Contract Value or the Premium you paid into the Contract (reduced proportionately by the percentage reduction in the Index Account Option Value and the Fixed Account Value for each partial withdrawal (including any applicable Withdrawal Charge)).

For Owners age 76 or older at the Issue Date of the Contract, the standard death benefit is the Contract Value.
Income Options
You can choose to begin taking income from your Contract at any time, but all of the Contract Value must be annuitized. Withdrawal Charges (if you begin taking income in the first Contract Year) will apply, and we will use your Interim Value (if you begin taking income on any day other than the Index Account Option Term Anniversary) to calculate your income payments. You may choose from the following annuitization options:

- Life Income
- Joint Life and Survivor Income
- Life Income with Guaranteed Payments for 10 Years or 20 Years
- Life Income for a Specified Period

Once an income option has been selected, and payments begin, the income option may not be changed. No withdrawals will be permitted once the contract is in the income phase. For more information about income options, please see the section titled "Income Options".

Charges and Expenses	You will bear the following charges and expenses: - Withdrawal Charges; and - Premium and Other Taxes.
Free Look Provision	You may cancel the Contract within a certain time period after receiving it by returning the Contract to us or to the financial professional who sold it to you. This is known as a “Free Look.” We will return either your Premium Payment or Contract Value, depending on your state, and we will not deduct a Withdrawal Charge.

RISK FACTORS

The purchase of the Contract and the features you elect involve certain risks. You should carefully consider the following factors, in addition to considerations listed elsewhere in this prospectus, prior to purchasing the Contract.

Risk of Loss. An investment in an index-linked annuity is subject to the risk of loss. You may lose money, including the loss of principal.

Liquidity. We designed the Contract to be a long-term investment that you may use to help save for retirement. If you take withdrawals from your Contract during the withdrawal charge period, withdrawal charges may apply. In addition, each time you take a withdrawal, we will recalculate your Index Account Option Value, based on an Interim Value adjustment, which could be positive or negative. In doing so, we use prorated Index Adjustment Factors and your Interim Value Proration Factor(s), both of which serve to reduce any positive Index Adjustment, as well as increase any negative Index Adjustment we credit. Any negative adjustment could be significant and impact the amount of Contract Value available for future withdrawals. The adjustments and charges that are imposed when amounts are withdrawn before the end of an Index Account Option Term can result in a loss of Contract Value even if the Index Return has been positive. I n addition, amounts withdrawn from this Contract may also be subject to taxes and a 10% additional federal tax penalty if taken before age 59½. If you plan on taking withdrawals that will be subject to withdrawal charges and/or taking withdrawals before age 59½, this Contract may not be appropriate for you.

Limitations on Transfers. You can transfer Contract Value among the Index Account Options and the Fixed Account only at designated times (on the Index Account Option Term Anniversary for amounts invested in Index Account Options, and Contract Anniversaries for amounts invested in the Fixed Account). You cannot transfer out of a current Index Account Option to another Index Account Option (or to the Fixed Account) until the Index Account Option Term Anniversary and you cannot transfer out of the Fixed Account to an Index Account Option until the Contract Anniversary. In all cases, the amount transferred can only be transferred to a new Index Account Option or Fixed Account. This may limit your ability to react to market conditions. You should consider whether the inability to reallocate Contract Value during the elected investment terms is consistent with your financial needs and risk tolerance.

In addition, you should understand that for renewals into the same Index Account Option, a new Cap Rate, Performance Trigger Rate, or Performance Trigger Plus Rate will go into effect on the Index Account Option Term Anniversary that coincides with the beginning of the new Index Account Option Term. Such rates could be lower, higher, or equal to your current Crediting Method percentage rate. For more information on how rates are set and communicated, please see the subsection titled "Crediting Methods" under "Additional Information About the Index Account Options".

If we do not receive instructions at the end of the Index Option Term or prior to a Contract Anniversary to change an allocation, no transfers will occur and your current allocation will remain in place for the next elected term, subject to the availability of your elected Index Account Option. This will occur even if the Fixed Account and/or specific Index Account Option is no longer appropriate for your investment goals. For more information about transfers, please see the section titled "Transfers and Reallocations".

Loss of Contract Value. There is a risk of substantial loss of Contract Value (except for amounts allocated to the Fixed Account) due to any negative Index Return that exceeds the Buffer or is within the Floor amount. If any negative Index Return exceeds the Buffer or is within the Floor you have elected at the end of the Index Account Option Term, you will realize the amount of loss associated with your elected Protection Option. Buffers and Floors are not cumulative, and their protection does not extend beyond the length of any given Index Account Option Term. If you keep amounts allocated to an Index Account Option over multiple Index Account Option Terms in which negative Index Adjustments are made, the total combined loss of Index Account Option Value over those multiple Index Account Option Terms may exceed the stated limit of any applicable Protection Option for a single Index Account Option Term.

No Ownership of Underlying Securities. You have no ownership rights in the securities that comprise an Index. Purchasing the Contract is not equivalent to purchasing shares in a mutual fund that invests in securities comprising the Indexes nor is it equivalent to directly investing in such securities. You will not have any ownership interest or rights in the securities, such as voting rights, or the right to receive dividend payments, or other distributions. Index returns would be higher if they included the dividends from the component securities.

Tracking Index Performance. When you allocate money to an Index Account Option, the value of your investment depends in part on the performance of the applicable Index. The performance of an Index is based on changes in the values of the securities or other investments that comprise or define the Index. The securities comprising or defining the Indexes are subject to a variety of investment risks, many of which are complicated and interrelated. These risks may affect capital markets generally, specific market segments, or specific issuers. The performance of the Indexes may fluctuate, sometimes rapidly and unpredictably. Negative Index Return may cause you to realize investment losses. The historical performance of an Index or an Index Account Option does not guarantee future results. It is impossible to predict whether an Index will perform positively or negatively over the course of a term.

While you will not directly invest in an Index, if you choose to allocate amounts to an Index Account Option, you are indirectly exposed to the investment risks associated with the applicable Index as the Contract performance tracks the Index Return and then your elected Crediting Methods and Protection Options are applied based on that performance. Because each Index is comprised or defined by a collection of equity securities, each Index is exposed to market fluctuations that may cause the value of a security to change, sometimes rapidly and unpredictably.
Limits on Investment Return.

•Cap Rate. If you elect a Cap Crediting Method, the highest possible return that you may achieve on your investment is equal to the Cap Rate, or "Cap". The Cap therefore limits the positive Index Adjustment, if any, that may be credited to your Contract for a given Index Account Option Term. The Caps do not guarantee a certain amount of minimum Index Adjustment credited. Any Index Adjustment based on a Cap Crediting Method may be less than the positive return of the Index. This is because any positive return of the Index that we credit to your Index Account Option Value is subject to a maximum in the form of a Cap, even when the positive Index Return is greater.

•Performance Trigger and Performance Trigger Plus Rates. If you elect a Performance Trigger or Performance Trigger Plus Crediting Method, the highest possible return that you may achieve is equal to the Performance Trigger or Performance Trigger Plus Rate. The Performance Trigger or Performance Trigger Plus Rate therefore limit the positive Index Adjustment, if any, that may be credited to your Contract for a given Index Account Option Term. The Performance Trigger and Performance Trigger Plus Rates do not guarantee a minimum Index Adjustment amount. Any Index Adjustment credited for a Performance Trigger or Performance Trigger Plus Crediting Method may be less than the positive return of the Index. This is because any positive return of the Index that we credit to your Index Account Option Value is always equal to the Performance Trigger or Performance Trigger Plus Rate, even when the positive Index Return is greater.

Buffers and Floors. If you allocate money to an Index Account Option, Index fluctuations may cause an Index Adjustment to be negative at the end of the Index Account Option Term despite the application of the Buffer or Floor Protection Option that you elect.

•If you elect a Floor, a negative Index Return will always result in a negative Index Adjustment up to the Floor but not in excess of the Floor.
•If you elect a Buffer, a negative Index Return will result in a negative Index Adjustment if the negative Index Return exceeds the Buffer.

In choosing between a Buffer and a Floor, you should consider that the maximum amount of principal you can lose with a Buffer is greater than the maximum amount of principal you can lose with a Floor. Conversely, because of the greater downside risk you assume with a Buffer Protection Option, they tend to offer greater opportunities for upside growth.

If we credit your Contract with a negative Index Adjustment, your Index Account Option Value will be reduced. Buffers and Floors are not cumulative, and their protection does not extend beyond the length of any given Index Account Option Term. Any portion of your Contract Value allocated to an Index Account Option will benefit from the protection of either the Buffer or Floor for that Index Account Option Term only. A new Buffer or Floor will be applied to subsequent Index Account Option Terms. You assume the risk that you will incur a loss and that the amount of the loss could be significant. You also bear the risk that sustained negative Index Return may result in a zero or negative Index Adjustment being credited to your Index Account Option Value over multiple Index Account Option Terms.

If an Index Account Option Value is credited with a negative Index Adjustment for multiple Index Account Option Terms, the total combined loss of Index Account Option Value over those multiple Index Account Option Terms may exceed the stated limit of any applicable Buffer or Floor for a single Index Account Option Term.

Elimination, Suspension, Replacements, Substitutions, and Changes to Indexes, Crediting Methods, and Terms. We may replace an Index if it is discontinued or if there is a substantial change in the calculation of the Index, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive. If we substitute an Index, the performance of the new Index may differ from the original Index. If an Index is replaced during an Index Account Option Term, the Index Return will be based upon the substituted Index from the beginning of the Index Account Option Term until the Index Account Option Term Anniversary. A substitution of an Index during an Index Account Option Term will not cause a change in the Crediting Method, Protection Option, or Index Account Option Term length.

Changes to the Cap Rates, Performance Trigger Rates, and Performance Trigger Plus Rates, if any, occur at the beginning of the next Index Account Option Term. We will provide written notice at least [30] days prior to each Index Account Option Term instructing you how to obtain the Cap Rates, Performance Trigger Rates, and Performance Trigger Plus Rates for the next Index Account Option Term. On the Index Account Option Term Anniversary, you may transfer your Index Account Option Value to another Index Account Option or to the Fixed Account without charge. The guaranteed maximum Floor and guaranteed minimum Buffer will not change for the life of your Contract.
We may also add or remove an Index, Index Account Option Term, Crediting Method, or Protection Option during the time that you own the Contract. We will not add any Index, Index Account Option Term, Crediting Method, or Protection Option until the new Index or Crediting Method has been approved by the insurance department in your state. Any addition, substitution, or removal of an Index, Crediting Method, Protection Option, or Index Account Option Term will be communicated to you in writing.
Issuing Company. No company other than Jackson has any legal responsibility to pay amounts that Jackson owes under the Contract. The amounts you invest are not placed in a registered separate account, and your rights under the Contract to invested assets and the returns on those assets are subject to the claims paying ability of Jackson. You should review and be comfortable with the financial strength of Jackson for its claims-paying ability.

Effects of Withdrawals, Annuitization, or Death. If a withdrawal is taken, including a required minimum distribution ("RMD") during the Index Account Option Term, it could be subject to Withdrawal Charges as well as an Interim Value adjustment that could reduce your Index Account Option Value. Such reduction could be significant. The Interim Value adjustment may result in an Index Adjustment that is less than the Index Adjustment you would have received if you had held the investment until the end of the Index Account Option Term. If you take a withdrawal when the Index Return is negative, your remaining Contract Value may be significantly less than if you waited to take the withdrawal when the Index Return was positive.

All withdrawals, including RMDs, will be taken proportionately from each of your Index Account Options and Fixed Account unless otherwise specified. Withdrawals can also reduce the Death Benefit. Any Return of Premium death benefit will be reduced in a pro-rated amount. Pro rata reductions can be greater than the actual dollar amount of your withdrawal.
In addition, since all withdrawals reduce the Contract Value, withdrawals will also reduce the amount that can be taken as income since such amount is determined by the Contract Value on the Income Date. The Latest Income Date for this contract is age 95.
If your Contract Value falls below the minimum contract value remaining as a result of a withdrawal (as stated in your Contract), we may terminate your Contract.

GLOSSARY

These terms are capitalized when used throughout this prospectus because they have special meaning. In reading this prospectus, please refer back to this glossary if you have any questions about these terms.

Adjusted Index Return - the percentage change in an Index value measured from the start of an Index Account Option Term to the end of the Index Account Option Term, adjusted based on the elected Cap Rate, Performance Trigger Rate, Performance Trigger Plus Rate, Buffer or Floor.

Annuitant – the natural person on whose life annuity payments for this Contract are based. The Contract allows for the naming of joint Annuitants. Any reference to the Annuitant includes any joint Annuitant.

Beneficiary – the natural person or legal entity designated to receive any Contract benefits upon the Owner’s death. The Contract allows for the naming of multiple Beneficiaries.

Buffer - one of the two Protection Options offered and an Index Adjustment Factor. A Buffer is the amount of negative Index price change before a negative Index Adjustment is credited to the Index Account Option Value at the end of an Index Account Option Term, expressed as a percentage. A Buffer protects from loss up to a stated amount. You only incur a loss if the Index declines more than the stated Buffer percentage during the Index Account Option Term (though it is possible to incur a loss in excess of the stated Buffer percentage if you make a withdrawal prior to the end of the Index Account Option Term).

Business Day - any day that the New York Stock Exchange is open for business.

Cap Rate ("CR") or Cap - one of three currently available Crediting Methods, and an Index Adjustment Factor. The Cap Rate is the maximum positive Index Adjustment, expressed as a percentage, that will be credited to an Index Account Option under the Cap Crediting Method at the end of each Index Account Option Term.

Contract - the single premium deferred Index-linked annuity contract and any optional endorsements you may have selected.

Contract Anniversary - each one-year anniversary of the Issue Date.

Contract Option - one of the options offered by the Company under this Contract. The Contract Options for this product are the Fixed Account and Index Account.

Contract Value - the sum of the allocations to the Fixed Account and the Index Account.

Contract Year - the succeeding twelve months from a Contract’s Issue Date and every anniversary. The first Contract Year (Contract Year 0-1) starts on the Contract’s Issue Date and extends to, but does not include, the first Contract Anniversary. Subsequent Contract Years start on an anniversary date and extend to, but do not include, the next anniversary date.

For example, if the Issue Date is January 15, 2021 then the end of Contract Year 1 would be January 14, 2022, and January 15, 2022, which is the first Contract Anniversary, begins Contract Year 2.

Crediting Method - the general term used to describe a method of crediting the applicable positive Index Adjustment at the end of an Index Account Option Term.

Fixed Account - a Contract Option in which amounts earn a declared rate of interest for a stated period.

Fixed Account Minimum Interest Rate - the minimum interest rate applied to the Fixed Account, guaranteed for the life of the Contract.

Fixed Account Minimum Value - the minimum guaranteed amount of the Fixed Account Value. The Fixed Account Minimum Value is equal to 87.5% of all amounts allocated to the Fixed Account, reduced by withdrawals (including any applicable Withdrawal Charges) and transfers from the Fixed Account, and taxes,, accumulated at the Fixed Account Minimum Interest Rate.

Fixed Account Value - the value of the portion of the Premium allocated to the Fixed Account. The Fixed Account Value is equal to the larger of the Fixed Account Minimum Value or Premium allocated to the Fixed Account, plus interest credited daily at never less than the Fixed Account Minimum Interest Rate for the Contract per annum, less any partial withdrawals including any Withdrawal Charges on such withdrawals, and any amounts transferred out of the Fixed Account.

Floor - one of the two Protection Options offered and an Index Adjustment Factor. A Floor is the maximum negative Index Adjustment that will be credited to the Index Account Option Value at the end of the Index Account Option Term, expressed as a percentage. A Floor protects from loss after a stated threshold. If the Index declines during the Index Account Option Term, you incur a loss up to the stated Floor percentage, and are protected from any further loss beyond the Floor during that Index Account Option Term (though it is possible to incur a loss in excess of the stated Floor percentage if you make a withdrawal prior to the end of the Index Account Option Term).

Good Order - when our administrative requirements, including all information, documentation and instructions deemed necessary by us, in our sole discretion, are met in order to issue a Contract or execute any requested transaction pursuant to the terms of the Contract.

Income Date - the date on which Income Payments are scheduled to begin as described in the Income Provisions.

Index - a benchmark used to determine the positive or negative Index Adjustment credited, if any, for a particular Index Account Option.

Index Account - a Contract Option in which amounts are credited positive or negative index-linked interest for a specified period.

Index Account Option - an option within the Index Account for allocation of Premium, defined by its term, Index, Crediting Method, and Protection Option.

Index Account Option Term - the selected duration of an Index Account Option.

Index Account Option Term Anniversary - the Business Day concurrent with or immediately following the end of an Index Account Option Term.

Index Account Option Value - the value of the portion of Premium allocated to an Index Account Option.

Index Account Value - the sum of the Index Account Option Values.

Index Adjustment - an adjustment to Index Account Option Value at the end of each Index Account Option Term, or at the time of withdrawal of Index Account Option Value. Index Adjustments can be positive or negative, depending on the performance of the selected Index, Crediting Method, and Protection Option. The Index Adjustment is equal to the Adjusted Index Return. During an Index Account Option Term, the Index Adjustment is equal to the Adjusted Index Return, further adjusted based on your prorated Index Adjustment Factors and the Interim Value Proration Factor.
Index Adjustment Factor(s) - the parameters used to determine the amount of an Index Adjustment. These parameters are specific to the applicable Crediting Method and Protection Option. Cap Rates, Performance Trigger Rates, Performance Trigger Plus Rates, Buffers, and Floors are all Index Adjustment Factors.

Index Return - the percentage change in an Index value measured from the start of an Index Account Option Term to the end of the Index Account Option Term.
Interim Value - the amount used to adjust, positively or negatively, the Index Account Option Value at the time of a withdrawal prior to the end of the Index Account Option Term. The Interim Value uses your prorated Index Adjustment Factors (based on the elapsed portion of the Index Account Option Term) and the Interim Value Proration Factor.

Interim Value Proration Factor ("IVPF") - the percentage applied to the prorated Index Adjustment Factors in the calculation of Interim Value at the time of a withdrawal prior to the end of the Index Account Option Term. The IVPF equals 100% during the Withdrawal Charge period. After the Withdrawal Charge period ends, the IVPF is reset annually on the Index Account Option Anniversary and may vary by Crediting Method and Protection Option combination. The IVPF is guaranteed to be at least 50% after the Withdrawal Charge period ends.

Issue Date - the date your Contract is issued.

Jackson, JNL, we, our, or us – Jackson National Life Insurance Company. (We do not capitalize “we,” “our,” or “us” in the prospectus.)

Latest Income Date ("LID") - the date on which you will begin receiving income payments. The Latest Income Date is the Contract Anniversary on which the Owner will be 95 years old, or such earlier date required by a qualified plan, law or regulation.

Owner, you or your – the natural person or legal entity entitled to exercise all rights and privileges under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint Owners. (We do not capitalize “you” or “your” in the prospectus.) Any reference to the Owner includes any joint Owner.

Performance Trigger Rate ("PTR") - one of three currently available Crediting Methods, and an Index Adjustment Factor. The PTR is the amount of positive Index Adjustment, expressed as a percentage, that will be credited to an Index Account Option under the Performance Trigger Crediting Method at the end of each Index Account Option Term if the performance criteria are met.

Performance Trigger Plus Rate ("PTPR") - an Index Adjustment Factor. The PTPR is the amount of interest, expressed as a percentage, that will be credited to an Index Account Option under the Performance Trigger Plus Crediting Method at the end of each Index Account Option Term if the performance criteria are met.

Premium - consideration paid into the Contract by or on behalf of the Owner. The maximum Premium payment you may make without prior approval is $1 million. This maximum amount is subject to further limitations at any time.

Protection Options - the general term used to describe the Floor and Buffer Index Adjustment Factors. Protection Options provide varying levels of partial protection against the risk of loss of Index Account Option Value when Index Return is negative.

Remaining Premium - total Premium paid into the Contract, reduced by withdrawals of Premium, including Withdrawal Charges, before withdrawals are adjusted for any applicable charges.

Withdrawal Charge - a charge that is applied to withdrawals in excess of the free withdrawal during the first six years of the Contract, expressed as a percentage of Remaining Premium,

Withdrawal Value - the amount payable upon a total withdrawal of Contract Value. The Withdrawal Value is equal to the Contract Value, subject to any applicable positive or negative Interim Value adjustment, less any applicable Withdrawal Charge.

THE ANNUITY CONTRACT

Your Contract is a contract between you, the Owner, and us. The Contract is an individual single Premium deferred index-linked annuity. Your Contract and any endorsements are the formal contractual agreement between you and the Company.
Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit. Purchases under tax-qualified plans should be made for other than tax deferral reasons. Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract. We will not issue a Contract to someone older than age 85.

Your Premium and Contract Value may be allocated to:

•the Fixed Account, in which amounts earn a declared rate of interest for a certain period,
•the Index Account, in which amounts may be allocated to the Index Account Options, which are currently available with a variety of Crediting Methods and term lengths, and certain Protection Options, all of which may be credited with a positive or negative Index Adjustment based upon the performance of a specified Index.
Your Contract, like all deferred annuity contracts, has two phases:

•the accumulation phase, when your Premium may accumulate value based upon the Index Adjustment and/or Fixed Account interest credited, and
•the income phase, when we make income payments to you.
As the Owner, you can exercise all the rights under your Contract. In general, joint Owners jointly exercise all the rights under the Contracts. In some cases, such as telephone and internet transactions, joint Owners may authorize each joint Owner to act individually. On jointly owned Contracts, correspondence and required documents will be sent to the address of record of the primary Owner.

State Variations. This prospectus describes the material rights and obligations under the Contract. There may be some variations to the general description in this prospectus, where required by specific state laws. Please refer to your Contract for specific variations applicable to you. Any state variations will be included in your Contract and any endorsements to your Contract. For a general list of state variations, please refer to Appendix B.

Owner. As Owner, you may exercise all ownership rights under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint Owners. Only two joint Owners are allowed per Contract. Any reference to the Owner includes any joint Owner. Joint Owners have equal ownership rights, and as such, each Owner must authorize any exercise of Contract rights unless the joint Owners instruct us in writing to act upon authorization of an individual joint Owner.

Ownership Changes. To the extent allowed by state law, we reserve the right to refuse ownership changes at any time on a non-discriminatory basis, as required by applicable law or regulation. You may request to change the Owner or joint Owner of this Contract by sending a signed, dated request to our Service Center. The change of ownership will not take effect until it is approved by us, unless you specify another date, and will be subject to any payments made or actions taken by us prior to our approval. We will use the oldest Owner's age for all Contract purposes. No person whose age exceeds the maximum issue age allowed by Jackson as of the Issue Date of the Contract may be designated as a new Owner.

Jackson assumes no responsibility for the validity or tax consequences of any ownership change. If you make an ownership change, you may have to pay taxes. We encourage you to seek legal and/or tax advice before requesting any ownership change.

Annuitant. The Annuitant is the natural person on whose life income payments for this Contract are based. If the Contract is owned by a natural person, you may change the Annuitant at any time before you begin taking income payments by sending a written, signed and dated request to the Service Center. Contracts owned by legal entities are not eligible for Annuitant changes. The Annuitant change will take effect on the date you signed the change request, unless you specify otherwise, subject to any payments made or actions taken by us prior to receipt of the request in Good Order. We reserve the right to limit the number of joint Annuitants to two. If the Contract is owned by a legal entity, the Annuitant(s) will be entitled to the benefits of the waivers of Withdrawal Charges due to terminal illness or extended care, as described more fully in your Contract.

Beneficiary. The Beneficiary is the natural person or legal entity designated to receive any Contract benefits upon the first Owner's death. The Contract allows for the naming of multiple Beneficiaries. You may change the Beneficiary(ies) by sending a written, signed and dated request to the Service Center. If an irrevocable Beneficiary was previously designated, that Beneficiary must consent in writing to any change. The Beneficiary change will take effect on the date you signed the change request, subject to any payments made or actions taken by us prior to receipt of the request in Good Order.

Assignment. To the extent allowed by state law, we reserve the right to refuse assignments at any time on a non-discriminatory basis, as required by applicable law or regulation. You may request to assign this Contract by sending a signed, dated request to our Service Center. The assignment will take effect on the date we approve it, unless you specify another date, subject to any payments made or actions taken by us prior to our approval. Your right to assign the Contract is subject to the interest of any assignee or irrevocable Beneficiary. If the Contract is issued pursuant to a qualified plan, it may not be assigned except under such conditions as may be allowed under the plan and applicable law. Generally, an assignment or pledge of a non-qualified annuity is treated as a distribution.

Jackson assumes no responsibility for the validity or tax consequences of any assignment. We encourage you to seek legal and/or tax advice before requesting any assignment.

PREMIUM

Minimum Premium:

•$25,000 under most circumstances

Maximum Premium:

•The maximum Premium payment you may make without our prior approval is $1 million.

We reserve the right to waive minimum and maximum Premium amounts in a non-discriminatory manner. Our right to restrict Premium to a lesser maximum amount may affect the benefits under your Contract.

Allocations of Premium. You may allocate Premium to any available Indexed Account Option or Fixed Account. Each allocation must be a whole percentage between 0% and 100%. The minimum amount you may allocate to an Indexed Account Option or Fixed Account is $100.

We will issue your Contract and allocate your Premium payment within two Business Days (days when the New York Stock Exchange is open) after we receive your complete Premium payment and all information that we require for the purchase of a Contract in Good Order. We reserve the right to reject a Premium payment that is comprised of multiple payments paid to us over a period of time. If we permit you to make multiple payments as part of your Premium payment, the Contract will not be issued until all such payments are received in Good Order. We reserve the right to hold such multiple payments in a non-interest bearing account until the Issue Date. If we do not receive all information required to issue your Contract, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five Business Days, we will return your money. Each Business Day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time). No Premium will be accepted after the Contract has been issued.

Free Look. You may cancel your Contract by returning it to your financial professional or to us within ten days after receiving it. In some states, the Free Look period may be longer. Please see the front page of your Contract for the Free Look period that applies to your Contract. In general, if you cancel your Contract during this period, we will return:

•Premiums paid to the Fixed Account, less

•any withdrawals from the Fixed Account, plus

•the Index Account Value.

We will determine the Index Account Value as of the date we receive the Contract. In some states, we are required to return Premium payments only. We will pay the applicable free look proceeds within seven days of a request in Good Order. In some states, we are required to hold the Premiums of a senior citizen in the Fixed Account during the free look period, unless we are specifically directed to allocate the Premium to the Index Account.

CONTRACT OPTIONS

The Contract is divided into two general categories for allocation of your Premium and Contract Value: the Fixed Account, where amounts earn a declared rate of interest for an annually renewable one-year term, and the Index Account, where amounts earn index linked interest ("Index Adjustment") for a specified term based upon the performance of a selected Index.

Fixed Account. The Fixed Account is an annually renewable account in which amounts you allocate earn a declared rate of interest. Fixed Account interest rates are guaranteed for one year from the date you allocate amounts into the Fixed Account and are subject to change on each Contract Anniversary thereafter. In no event will the interest rate credited to amounts allocated to the Fixed Account be less than the Fixed Account Minimum Interest Rate, as discussed below.

Fixed Account Value. The Fixed Account Value is equal to (1) the value of Premium and any amounts transferred into the Fixed Account; (2) plus interest credited daily at a rate not less than the Fixed Account Minimum Interest Rate, per annum; (3) less any gross partial withdrawals, including any Withdrawal Charges on such withdrawals; (4) less any amounts transferred out of the Fixed Account. The Fixed Account Value will never be less than the Fixed Account Minimum Value. The Fixed Account Minimum Value is equal to the greater of (a) eighty-seven and one half (87.5%) of any allocations to the Fixed Account, plus interest credited daily at never less than the Fixed Account Minimum Interest Rate per annum, less any partial withdrawals after being reduced for any applicable Withdrawal Charge and taxes, or (b) zero.

Rates of Interest We Credit. This Contract guarantees a Fixed Account Minimum Interest Rate that applies to amounts allocated to the Fixed Account. The Fixed Account Minimum Interest Rate guaranteed by the Contract will be no less than the minimum non-forfeiture rate. The minimum non-forfeiture rate will be determined by Jackson, pursuant to the requirements outlined by the Standard Nonforfeiture Law for Individual Deferred Annuities. The Fixed Account Minimum Interest Rate is guaranteed for the life of the Contract. In addition, we establish a declared rate of interest ("base interest rate") at the time you allocate any amounts to the Fixed Account, and that base interest rate will apply to that allocation for the entire one-year Fixed Account term. To the extent that the base interest rate that we establish for any allocation is higher than the Fixed Account Minimum Interest Rate, we will credit that allocation with the higher base interest rate. Thus, the declared base interest rate could be greater than the guaranteed Fixed Account Minimum Interest Rate specified in your Contract, but will never cause your allocation to be credited at less than the currently applicable Fixed Account Minimum Interest Rate. On each Contract Anniversary, the base interest rate is subject to change.

Index Account. Amounts allocated to the Index Account are credited with an Index Adjustment at the end of each Index Account Option Term based upon the performance of the selected Index, Crediting Method, and Protection Option. Your selections from available options make up what are referred to as Index Account Options, which are available with different combinations of Indexes, Protection Options, Crediting Methods, and term lengths. As of the date of this prospectus, the following options are currently available for election with any of the Indexes:

Crediting Methods	Protection Options*		Term Length
	Buffer	Floor	1-Year	3-Year	6-Year
Cap	10%, 20%, 30%**	10%, 20%	✓	✓	✓
Performance Trigger	10%	10%	✓	N/A	N/A
Performance Trigger Plus	10%	N/A	✓	N/A	N/A
* Protection Option rates listed above are the rates currently available as of the date of this prospectus. These rates may be changed from time to time, so you should contact your financial professional or the Jackson Service Center for current rate availability.
**The 30% Buffer Rate is not available for 1-Year Index Account Option Terms.

Crediting Method and Protection Option Rates. Available rates for Crediting Methods and Protection Options are the rates effective as of the first day of your Index Account Option Term. The rates for a particular Index Account Option Term may be higher or lower than the rates for previous or future Index Account Option Terms. At least 30 days prior to any Index Account Option Term Anniversary, we will provide you with written notice advising you of how you may obtain the rates for the next Index Account Option Term. You may also request current rates at any time by contacting your financial professional or the

Jackson Service Center. Guaranteed minimum and maximum rates for each Crediting Method and Protection Option are listed below in the sections for each specific Crediting Method and Protection Option.

Index Account Value. The Index Account Value is equal to the sum of all the Index Account Option Values.

Index Account Option Value. When you allocate Contract Value to an Index Account Option for an Index Account Option Term, your investment in the Index Account Option is represented by an Index Account Option Value. Your Index Account Option Value is the portion of your Contract Value allocated to that Index Account Option at any given time. If you allocate Contract Value to multiple Index Account Options at the same time, you will have a separate Index Account Option Value for each Index Account Option in which you are invested. The minimum amount you may allocate to an Index Account Option is $100.

•At the beginning of the Index Account Option Term, your Index Account Option Value is equal to the Premium allocated or Contract Value transferred to the Index Account Option, less any amount transferred out of the Index Account Option.

•During the Index Option Term, your Index Account Option Value is equal to the Interim Value, which is equal to the Index Account Option Value at the beginning of the Index Account Option Term, reduced for any partial withdrawals taken from the Index Account Option during the current Index Account Option Term (including any Withdrawal Charges on such withdrawals) in the same proportion that the Interim Value was reduced on the date of any such withdrawal, credited with a positive or negative Index Adjustment. The Index Adjustment credited is subject to the prorated Index Adjustment Factors as of the date of the withdrawal, and the Interim Value Proration Factor. During the Index Account Option Term, your Interim Value will never be less than zero.

•At the end of the Index Account Option Term, your Index Account Option Value is equal to the Index Account Option Value at the beginning of the Index Option Term reduced for any partial withdrawals taken from the Index Account Option during the current Index Account Option Term (including any Withdrawal Charges on such withdrawals) in the same proportion that the Interim Value was reduced on the date of any such withdrawal, and credited with a positive or negative Index Adjustment. At the end of your Index Account Option Term, your Index Account Option Value will never be less than zero.

Index Adjustment. For each Index Account Option to which you allocate Contract Value, at the end of the Index Account Option Term, we will credit your Index Account Option Value with an Index Adjustment. This Index Adjustment can be positive or negative, depending on the performance of the Index and the Crediting Method and Protection Option chosen.

•If the Index Adjustment is positive, your Index Account Option Value will increase by a dollar amount equal to the positive Index Adjustment.

•If the Index Adjustment is negative, your Index Account Option Value will decrease by a dollar amount equal to the negative Index Adjustment.

•If the Index Adjustment is equal to zero, no Index Adjustment will be credited and there will be no adjustment to your Index Account Option Value.

We also credit a positive or negative Index Adjustment during the Index Account Option Term when you take a withdrawal. During the term, the Index Adjustment is subject to the prorated Index Adjustment Factors, as of the date of the withdrawal. and the Interim Value Proration Factor.
Interim Value. Because the Index Account Options are designed to credit an Index Adjustment by measuring the change in the Index Return from the beginning of the Index Account Option Term to the end of the Index Account Option Term, an Interim Value calculation is necessary to determine the daily value of your Index Account Option on any given Business Day for purposes of withdrawals prior to the end of the Index Account Option Term. For each Index Account Option, the value we assign on any Business Day prior to the end of the Index Account Option Term is called the Interim Value. The Interim Value of an Index Account Option is equal to the amount allocated to the Index Account Option, adjusted for the Index Return of the associated Index and subject to the prorated Index Adjustment Factor that you have elected (Cap Rate/Performance Trigger Rate/Performance Trigger Plus Rate/Buffer/Floor) and the Interim Value Proration Factor ("IVPF"), if applicable.

The Interim Value calculation is the same for all Crediting Methods. It uses the Index value on two dates to determine the Index Adjustment credited during any Index Account Option Term: the beginning date of the Index Account Option Term and the current date within that Index Account Option Term on which the Interim Value is being calculated. To determine the Index Adjustment credited, we calculate the net change in Index value between the beginning of the Index Account Option Term and the current Index value and express it as a percentage. If the resulting percentage is positive, we apply the Interim Value Proration Factor ("IVPF") to the prorated Crediting Method that you have elected (Cap Rate/Performance Trigger Rate/Performance Trigger Plus Rate). If the Index return is negative, we apply the IVPF to the prorated Protection Option that you have elected (Buffer/Floor). This adjusted Index Return is then multiplied by the Index Account Option Value at the beginning of the Index Account Option Term (adjusted to reflect any withdrawals during the term) to determine the amount of Index Adjustment to credit. The Index Adjustment is then added to or subtracted from the Index Account Option Value at the beginning of the term (adjusted to reflect any withdrawals during the term) to calculate the current Interim Value. Please see Appendix A for examples of the calculation of Interim Value under different scenarios.
Interim Value Proration Factor. The Interim Value Proration Factor ("IVPF") is the percentage applied to the prorated Crediting Method and Protection Option, in the calculation of Interim Value. The IVPF is guaranteed to equal 100% during the Withdrawal Charge period. After the Withdrawal Charge period ends, the IVPF will be declared annually on the Index Account Option Anniversary, and communicated to you via your annual statement. The IVPF is locked in at the beginning of each Index Account Option Term and it does not apply to withdrawals made on any Index Account Option Term Anniversary. All Crediting Methods and Protection Option combinations are each subject to a unique IVPF. The IVPF will be determined by the Company and may vary by Crediting Method and Protection Option combination. Please see Appendix A for examples of the calculation of Interim Value using IVPF under different scenarios.

ADDITIONAL INFORMATION ABOUT THE INDEX ACCOUNT OPTIONS

Indexes. When you allocate money to the Index Account, you are credited the Index Adjustment based upon the performance of your selected Index. You should discuss the available Indexes with your financial professional and obtain advice on which Index is best suited for your specific financial goals. Currently, we offer the following Indexes:

•S&P 500 Index: The S&P 500 Index is comprised of equity securities issued by large-capitalization U.S. companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies.

•Russell 2000 Index: The Russell 2000 Index is comprised of equity securities of small-capitalization U.S. companies. In general, the securities of small-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Small-capitalization companies are more likely to fail than larger companies.

•MSCI EAFE Index: The MSCI EAFE Index is comprised of equity securities of large- and mid-capitalization companies and it is designed to measure the equity market performance of developed markets, including countries in Europe, Australia, and the Far East. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies, and the securities of mid-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Securities issued by non-U.S. companies (including related depositary receipts) are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty).

•MSCI Emerging Markets Index: The MSCI Emerging Markets Index is comprised of equity securities of large- and mid-capitalization companies in emerging markets. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies, and the securities of larger companies. Mid-capitalization companies are more likely to fail than larger companies. Securities issued by non-U.S. companies (including related depositary receipts) are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty). Those risks are typically more acute when issuers are located or operating in emerging markets. Emerging markets may be more likely to experience inflation, political turmoil, and rapid changes in economic conditions than developed markets. Emerging markets often have less uniformity in accounting and reporting requirements, less reliable valuations, and greater risk associated with custody of securities than developed markets.

•MSCI KLD 400 Social Index: The MSCI KLD 400 Social Index is comprised of equity securities that provide exposure to companies with outstanding Environmental, Social and Governance (ESG) ratings and excludes companies whose products have negative social or environmental impacts. Since the primary objective of this Index is to track companies with a positive social or environmental impact, this Index may underperform the market as a whole or other indexes that do not screen for ESG standards. The Index may include large-, mid-, and small-capitalization companies. In general, large capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of other successful smaller companies, and the securities of smaller capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Smaller companies are more likely to fail than larger companies.

We reserve the right to add, remove, or replace any Index, Term, Crediting Method, or Protection Option in the future, subject to necessary regulatory approvals. If an Index is replaced during an Index Account Option Term, Index Return will be based upon the substituted Index.
Replacing an Index. We may replace an Index if it is discontinued or the Index is no longer available to us or if the Index's calculation changes substantially. Additionally, we may replace an Index if hedging instruments become difficult to acquire or the cost of hedging related to such Index becomes excessive. We may do so at the end of an Index Account Option Term or during an Index Account Option Term. We will notify you in writing at least 30 days before we replace an Index. If an Index is replaced during an Index Account Option Term, the Index Return will be based upon the substituted Index from the beginning of the Index Account Option Term until the Index Account Option Term Anniversary. A substitution of an Index during an Index Account Option Term will not cause a change in the Crediting Method, Protection Option, or Index Account Option Term length.

If we replace an Index, we will attempt to select a new Index that is similar to the old Index. In making this evaluation, we will look at factors such as asset class; Index composition; strategy or methodology inherent to the Index; and Index liquidity.

Index Return. The Index Return for an Index Account Option is the percentage change in the Index value from the start of an Index Account Option Term to the end of the Index Account Option Term.
Example: Assume that you allocate Contract Value to an Index Account Option with the S&P 500 Index, Cap Crediting Method, and Buffer Protection Option. Between the beginning and end of the Index Account Option Term, the value of the S&P 500 Index increases by 5%. Thus, the Index Return for that Index Account would be 5%. If instead the S&P 500 Index decreased by 5%, the Index Return for that Index Account would be -5%.
Adjusted Index Return. After the Index Return is calculated at the end of the Index Account Option Term, we next calculate the Adjusted Index Return. The Adjusted Index Return reflects any applicable adjustments to the Index Return based on the Cap Rate, Performance Trigger Rate, or Performance Trigger Plus Rate, if the Index Return is positive, or the Buffer or Floor, if the Index Return is negative. The Index Adjustment will be credited to the Index Account Option at a rate equal to the Adjusted Index Return.
Example: Assume, as above, that you allocate Contract Value to an Index Account Option with the S&P 500 Index, Cap Crediting Method, and Buffer Protection Option. Between the beginning and end of the Index Account Option Term, the value of the S&P 500 Index increases by 15%. Thus, the Index Return for that Index Account would be 15%. Assume now that your Index Account Option has a Cap Rate of 10%. Your Index Return of 15% would be adjusted to your maximum 10% Cap Rate, making your Adjusted Index Return 10%.

Protection Options. Your selected Protection Option will define the manner in which any (negative) Index Adjustments are credited to you if your selected Index performs negatively during your Index Account Option Term. When you allocate amounts to the Index Account, you are indirectly exposed to the investment risks associated with the applicable Index. Because each Index is comprised or defined by a collection of equity securities, each Index is exposed to market fluctuations which may cause the value of a security to change, sometimes rapidly and unpredictably. The Contract provides two options to provide some level of protection against the risk of loss of Index Account Value for any negative Index Return: Buffers and Floors.

Buffer. A Buffer is the amount of negative Index price change before a negative Index Adjustment is credited to the Index Account Option Value at the end of an Index Account Option Term, expressed as a percentage. Put another way, a Buffer protects your Index Account Option Value from loss up to a specified amount (typically 10%, 20%, or 30%). Jackson protects you from any loss associated with Index decline up to your elected Buffer percentage. You only incur a loss if the Index has declined more than your elected Buffer percentage as of your Index Account Option Term Anniversary.

Withdrawals taken prior to the end of the Index Account Option Term will reduce the Index Account Option Value in the same proportion that the Interim Value was reduced on the date of the withdrawal. The Interim Value reflects the application of a prorated Buffer based on the elapsed portion of the Index Account Option Term and the Interim Value Proration Factor.

The available Buffer rates are the rates effective as of the first day of an Index Account Option Term. The Buffer rate for a particular Index Account Option Term may be higher or lower than the Buffer rate for previous or future Index Account Option Terms. In no event will a Buffer rate be less than 5% or more than 50% during the life of your Contract. At least 30 days prior to any Index Account Option Term Anniversary, we will provide you with written notice advising you of how you may obtain the available Buffer rates for the next Index Account Option Term.

Floor. A Floor is the maximum loss that will be credited to the Index Account Option at the end of the Index Account Option Term, expressed as a percentage. In contrast to the Buffer, a Floor protects your Index Account Option Value from loss greater than a specified amount (typically 10%, 20%, or 30%). This means that if the Index has declined as of your Index Account Option Term Anniversary, you will incur all of the loss up to your elected Floor percentage. Jackson will protect you from any Index decline greater than your elected Floor percentage.

Withdrawals taken prior to the Index Account Option Term will reduce the Index Account Option Value in the same proportion as the Interim Value was reduced on the date of the withdrawal. The Interim Value reflects the application of a prorated Floor based on the elapsed portion of the Index Account Option Term and the Interim Value Proration Factor.

The available Floor rates are the rates effective as of the first day of an Index Account Option Term. The Floor rate for a particular Index Account Option Term may be higher or lower than the Floor rate for previous or future Index Account Option Terms. In no event will a Floor rate be less than 5% or more than 50% during the life of your Contract. At least 30 days prior to any Index Account Option Term Anniversary, we will provide you with written notice advising you of how you may obtain the available Floor rates for the next Index Account Option Term.

Please see Appendix A for examples of how the Interim Value is calculated with prorated Index Adjustment Factors under various scenarios.

Crediting Methods. Your selected Crediting Method will dictate the manner in which the Index Adjustments is credited to you if your selected Index performs positively during your Index Account Option Term. Current Cap Rates, Performance Trigger Rates, and Performance Trigger Plus Rates are provided at the time of application, and to existing owners and financial professionals at any time, upon request.

To determine the Index Adjustment amount that will be credited to your Index Account Option Value at the end of each Index Account Option Term, we calculate the Adjusted Index Return for that Index Account Option. We calculate this Adjusted Index Return by applying the applicable Crediting Method. The Index Adjustment will be credited to the Index Account Option at a rate equal to the Adjusted Index Return.
Cap Crediting Method. When you elect a Cap Crediting Method as part of an Index Account Option, the maximum amount of Index Adjustment that will be credited to your Index Account Option Value when your Index Return is positive as of the Index Account Option Term Anniversary will be limited by the elected Cap. The Cap, or "Cap Rate" is the maximum amount of Index Adjustment that will be credited to an Index Account Option at the end of each Index Account Option Term, expressed as a percentage. The Cap Rate is declared at the beginning of the Index Account Option Term. The Cap Rate for a particular Index Account Option Term may be higher or lower than the Cap Rate for previous or future Index Account Option Terms. In no event will a Cap Rate be lower than 2% during the first six Contract years, or 1% thereafter. At least 30 days prior to any Index Account Option Term Anniversary, we will provide you with written notice advising you of how you may obtain the Cap Rates for the next Index Account Option Term.

The Cap Crediting Method is currently available with either a Buffer or Floor, and for your choice of 1-year, 3-year, or 6-year Index Account Option Terms. The Cap Rate for the 3-year and 6-year terms, respectively, would be lower if measured on an annual basis. For Index Account Option Terms longer than one year, the Buffer or Floor for that term is a total Buffer or Floor for the duration of that Index Account Option Term. The following examples will illustrate how the Cap Crediting Method operates with both the Buffer and Floor Protection Options. Each example assumes a 10% Cap Rate and a 10% Buffer or Floor.

Cap with Buffer.

10% Cap
-10% Buffer
20%
10%
6%
6%
0%
-8%
-12%
-2%
Scenario 1
Scenario 2
Scenario 3
Scenario 4
Index Return
Index Adjustment

When you elect the Cap Crediting Method with Buffer Protection Option, you are partially protected from downside loss, and any positive Index Adjustment may be limited by a Cap. Here are some examples of how a Cap and Buffer work in combination on the Index Account Option Term Anniversary:
Scenario 1: The Index Return is 20%. Due to the 10% Cap, the Index Adjustment credited to your Index Account Option Value will be 10%.
Scenario 2: The Index Return is 6%. Since the Index has not out-performed the 10% Cap, the Index Adjustment credited to your Index Account Option Value is equal to the Index Return, which is 6%.
Scenario 3: The Index Return is -8%. Since the Index Return was less than the -10% Buffer, your Index Account Option Value was fully protected and experienced no loss.
Scenario 4: The Index Return is -12%. Since the Index Return exceeded the -10% Buffer, your Index Account Option Value was partially protected from the negative performance, but still experienced a -2% loss.

Cap with Floor.

20%
10%
10% Cap
6%
6%
-10% Floor
-8%
-8%
-10%
-18%
Scenario 1
Scenario 2
Scenario 3
Scenario 4
Index Return
Index Adjustment

When you elect the Cap Crediting Method with Floor Protection Option, you are exposed to loss up to a certain point, but Jackson will protect you from any loss beyond that point. Any positive Index Adjustment may be limited by the Cap. Here are some examples of how a Cap and Floor work in combination on the Index Account Option Term Anniversary:
Scenario 1: The Index Return is 20%. Due to the 10% Cap, the Index Adjustment credited to your Index Account Option Value will be 10%.
Scenario 2: The Index Return is 6%. Since the Index has not out-performed the 10% Cap, the Index Adjustment credited to your Index Account Option Value is equal to the Index Return, which is 6%.
Scenario 3: The Index Return is -8%. Since the Index Return fell within the -10% Floor, your Index Account Option Value will experience the full loss of -8%.
Scenario 4: The Index Return is -18%. Since the Index Return exceeded the -10% Floor, your Index Account Option Value was partially protected from the negative performance and experienced a -10% loss.

Please see Appendix A for examples of how the Interim Value is calculated with prorated Index Adjustment Factors under various scenarios.

Performance Trigger Crediting Method. When you elect a Performance Trigger Crediting Method, if the performance of the Index you elect is flat or positive at the end of your Index Account Option Term, your Index Account Option Value will be credited with a positive Index Adjustment equal to the Performance Trigger Rate. The Performance Trigger Rate is the amount of Index Adjustment that could be credited to an Index Account Option at the end of each Index Account Option Term, expressed as a percentage. The Performance Trigger Rate is declared at the beginning of the Index Account Option Term. The Performance Trigger Rate for a particular Index Account Option Term may be higher or lower than the Performance Trigger Rate for previous or future Index Account Option Terms. In no event will a Performance Trigger Rate be lower than 2% during the first six Contract years, or 1% thereafter. At least 30 days prior to any Index Account Option Term Anniversary, we will provide you with written notice advising you of how you may obtain the Performance Trigger Rates for the next Index Account Option Term.

The Performance Trigger Crediting Method is currently available for renewable one year Index Account Option Terms, with your choice of a Buffer or Floor Protection Option. The following examples will illustrate how the Performance Trigger Crediting Method operates with both the Buffer and Floor Protection Options. Each Example assumes a 5% Performance Trigger Rate and a 10% Buffer or Floor.

Performance Trigger with Buffer.

12%
5%
5%
2%
0%
Performance Trigger Rate 5%
-10% Buffer
-8%
-2%
-12%
Scenario 1
Scenario 2
Scenario 3
Scenario 4
Index Return
Index Adjustment

When you elect the Performance Trigger Crediting Method with Buffer Protection Option, you are partially protected from downside loss, and any positive Index Adjustment will be equal to the stated Performance Trigger Rate. If the market is flat or positive over the end of the Index Account Option Term, the full Index Adjustment will equal the Performance Trigger Rate, regardless of how much the Index increased. Here are some examples of how the Performance Trigger rate and Buffer work in combination on the Index Account Option Term Anniversary:
Scenario 1: The Index Return is 12%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Rate of 5%.
Scenario 2: The Index Return is 2%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Rate of 5%.
Scenario 3: The Index Return is -8%. Since the Index Return was less than the -10% Buffer, your Index Account Option Value was protected and experienced no loss.
Scenario 4: The Index Return is -12%. Since the Index Return exceeded the -10% Buffer, your Index Account Option Value was partially protected from the negative performance, but still experienced a -2% loss.

Performance Trigger with Floor.

12%
5%
5%
2%
Performance Trigger Rate 5%
-10% Floor
-8%
-8%
-10%
-18%
Scenario 1
Scenario 2
Scenario 3
Scenario 4
Index Return
Index Adjustment

When you elect the Performance Trigger Crediting Method with Floor Protection Option, you experience loss up to a certain point, but Jackson will protect you from any loss beyond that point. Your positive Index Adjustment will be equal to the stated Performance Trigger Rate. If the market is flat or positive at the end of the Index Account Option Term, a positive Index Adjustment equal to the Performance Trigger Rate will be credited, regardless of how much the Index increased. Here are some examples of how the Performance Trigger Rate and Floor work in combination on the Index Account Option Term Anniversary:
Scenario 1: The Index Return is12%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Rate of 5%.
Scenario 2: The Index Return is 2%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Rate of 5%.
Scenario 3: The Index Return is -8%. Since the Index Return fell within the -10% Floor, your Index Account Option Value will experience the full loss of -8%.
Scenario 4: The Index Return is -18%. Since the Index Return exceeded the -10% Floor, your Index Account Option Value was partially protected from the negative performance and experienced a -10% loss.
Please see Appendix A for examples of how the Interim Value is calculated with prorated Index Adjustment Factors under various scenarios.

Performance Trigger Plus Crediting Method. The Performance Trigger Plus Crediting Method is only available with the Buffer Protection Option. When you elect a Performance Trigger Plus Crediting Method, if the performance of the Index you elect is flat or positive at the end of your Index Account Option Term, your Index Account Option Value can be credited with a positive Index Adjustment equal to the Performance Trigger Plus Rate. In addition, if the performance of your elected Index is negative at the end of your Index Account Option Term, but does not exceed your elected Buffer, your Index Account Option Value will be credited with a positive Index Adjustment equal to the Performance Trigger Plus Rate. The Performance Trigger Plus Rate is the amount of positive Index Adjustment that will be credited to an Index Account Option at the end of each Index Account Option Term in which the performance criteria explained above are met, expressed as a percentage. The Performance Trigger Plus Rate is declared at the beginning of the Index Account Option Term. The Performance Trigger Plus Rate for a particular Index Account Option Term may be higher or lower than the Performance Trigger Plus Rate for previous or future Index Account Option Terms. In no event will a Performance Trigger Plus Rate be lower than 2% during the first six Contract years, or 1% thereafter. At least 30 days prior to any Index Account Option Term Anniversary, we will provide you with written notice advising you of how you may obtain the Performance Trigger Plus Rates for the next Index Account Option Term.

The Performance Trigger Plus Crediting Method is available for renewable one-year Index Account Option Terms with the Buffer Protection Option only. The following examples will illustrate how the Performance Trigger Plus Crediting Method operates with the Buffer Protection Option. The example assumes a 5% Performance Trigger Plus Rate and a 10% Buffer.

Performance Trigger Plus with Buffer.

12%
5%
5%
2%
5%
Performance Trigger Rate 5%
-8%
-2%
-12%
-10% Buffer
Scenario 1
Scenario 2
Scenario 3
Scenario 4
Index Return
Index Adjustment

When you elect the Performance Trigger Plus Crediting Method with Buffer Protection Option, you are protected from certain downside loss, and any positive Index Adjustment will equal the stated Performance Trigger Rate. If the market is flat or positive over the course of the Index Account Option Term, the positive Index Adjustment credited will equal the Performance Trigger Plus Rate, regardless of how much the Index increased. Additionally, if the Index Return is negative but does not exceed the Buffer, the Index Adjustment credited will be positive and equal the Performance Trigger Plus Rate. Here are some examples of how the Performance Trigger Plus Rate and Buffer work in combination on the Index Account Option Term Anniversary:
Scenario 1: The Index Return is 12%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Plus Rate of 5%.
Scenario 2: The Index Return is 2%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Plus Rate of 5%.

Scenario 3: The Index Return is -8%. However, since the Index Return was less than the -10% Buffer, a positive Index Adjustment equal to the Performance Trigger Plus Rate of 5% will be credited to your Index Account Option Value.
Scenario 4: The Index Return is -12%. Since the Index Return exceeded the -10% Buffer, your Index Account Option Value was partially protected from the negative performance, but still experienced a -2% loss.
Please see Appendix A for examples of how the Interim Value is calculated with prorated Index Adjustment Factors under various scenarios.

TRANSFERS AND REALLOCATIONS

Transfer Requests. You may request a transfer to or from the Fixed Account and the Index Account Options, as well as among the Index Account Options.

Transfers may only occur on the Contract Anniversary, or the following Business Day if the Contract Anniversary falls on a non-Business Day, when transferring out of the Fixed Account, and only on the Index Account Option Term Anniversary when transferring out of an Index Account Option. You will receive notice thirty (30) days prior to the Index Account Option Term Anniversary. The notice will include information on the Index Account Options available to you on your Index Account Option Term Anniversary.

Unless specified otherwise, transfers will be taken from the Index Account Options and the Fixed Account in proportion to their current value. The Company reserves the right to restrict or prohibit transfers from the Index Account Options to the Fixed Account, at its discretion, on a nondiscriminatory basis, at any time.

Transfers from a Fixed Account will reduce the Fixed Account Value by the transfer amount requested. Transfers into a Fixed Account will increase the Fixed Account Value by the transfer amount requested. Transfers from an Index Account Option will reduce the Index Account Option Value by the transfer amount requested. Transfers into an Index Account Option will increase the Index Account Option Value by the transfer amount requested.

Automatic Reallocation of Fixed Account Value. A request for a transfer must be received in Good Order prior to the Contract Anniversary for transfers out of the Fixed Account, or prior to the Index Account Option Term Anniversary for transfers out of an Index Account Option.

If no transfer request is received on or prior to the Index Account Option Term Anniversary, the Fixed Account Value will remain in the Fixed Account and the Index Account Option Value(s) will be reallocated to the same Index Account Option(s) for the same term, Crediting Method and Index, if available.

Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account. If you do provide timely allocation instructions within thirty (30) days prior to the end of an expiring Index Account Option Term, we will proceed as follows:

•If the same Index Account Option is available at the time and its Term does not extend beyond the Income Date, we will renew the Index Account Option into the same Index Account Option Term.

•If the same Index Account Option is available at the time but its Term extends beyond the Income Date, if available, we will select an available Index Account Option with the same Crediting Method, Protection Option, and Index, but with the Term that ends closest to but before the Income Date.

•If the same Crediting Method, Downside Protection, and Index as the expiring Index Account Option are available at the time, but not with the same Term, we will select the available Index Account Option Term with the period closest to but less than the Index Account Option Term that just ended that will not extend beyond the Income Date.

If the Crediting Method, Protection Option, or Index you have elected is no longer available as of your Index Account Option Term Anniversary, the Index Account Option Value(s) will be reallocated to the Fixed Account until further instruction is received.

ACCESS TO YOUR MONEY

You may access to the money in your Contract:

•by making a partial or full withdrawal,

•by electing the Automatic Withdrawal Program,

•by electing to receive income payments.

Your Beneficiary can have access to the money in your Contract when a death benefit is paid.

Withdrawals under the Contract may be subject to a Withdrawal Charge. For purposes of the Withdrawal Charge, we treat withdrawals as coming first from earnings (which may be withdrawn free of any Withdrawal Charge), and then from Remaining Premium. When you make a total withdrawal, you will receive the Withdrawal Value as of the end of the Business Day your request is received by us in Good Order. The Withdrawal Value is equal to the Contract Value reduced for any applicable taxes, and all applicable Withdrawal Charges. For more information about Withdrawal Charges, please see “Withdrawal Charge” beginning on page 22. We will pay the withdrawal proceeds within seven days of receipt of a request in Good Order.

Your withdrawal request must be in writing. We will accept withdrawal requests submitted via facsimile. There are risks associated with not requiring original signatures in order to disburse the money. To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature of any address change. We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent.

Except in connection with the Automatic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account or Index Account Option from which you are making the withdrawal. If you are not specific in your withdrawal request, your withdrawal will be taken from your allocations to the Index Account Options and Fixed Account based on the proportion their respective values bear to the Contract Value. A withdrawal request that would reduce the remaining Contract Value to less than $2,000 will be treated as a request for a total withdrawal.

If you elect the Automatic Withdrawal Program, you may take automatic withdrawals of a specified dollar amount (of at least $50 per withdrawal) or a specified percentage of Contract Value on a monthly, quarterly, semiannual or annual basis. Automatic withdrawals are treated as partial withdrawals and will be counted in determining the amount taken as a free withdrawal in any Contract Year. Automatic withdrawals in excess of the free withdrawal amount may be subject to Withdrawal Charges, the same as any other partial withdrawal. For more information about the free withdrawal amount, please see "WITHDRAWAL CHARGE" beginning on page 22.

Partial withdrawals will reduce an Index Account Option's value at the beginning of the term in the same proportion that the Interim Value was reduced on the date of the withdrawal.

If you have an investment adviser who, for a fee, manages your Contract Value, you may authorize payment of the fee from the Contract by requesting a partial withdrawal. There are conditions and limitations, so please contact our Service Center for more information. We neither endorse any investment advisers, nor make any representations as to their qualifications. The fee for this service would be covered in a separate agreement between the two of you, and would be in addition to the fees and expenses described in this prospectus. Any investment adviser fees withdrawn will be subject to a Withdrawal Charge, as applicable, as well as trigger an Interim Value calculation for any Index Account Options.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make. There are limitations on withdrawals from qualified plans. For more information, please see “TAXES” beginning on page 28.

WITHDRAWAL CHARGE

At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining Withdrawal Charge that remains after a withdrawal), you may withdraw the following with no Withdrawal Charge:

•Premium that is no longer subject to a Withdrawal Charge (Premium that has been invested in your annuity for at least six years without being withdrawn),

•Earnings (any Contract Value that is in excess of your Remaining Premium), and

•any Free Withdrawal amount. The free withdrawal amount is equal to 10% of Remaining Premium during each Contract Year that would otherwise incur a Withdrawal Charge, minus earnings. The free withdrawal amount may be taken once or through multiple withdrawals throughout the Contract Year. Amounts withdrawn to satisfy required minimum distributions reduce the amount of available free withdrawal.

We will deduct a Withdrawal Charge on:

•Withdrawals in excess of the free withdrawal amount (the Withdrawal Charge is imposed only on the excess amount above the free withdrawal amount),

•Withdrawals under a Contract that exceed its required minimum distribution under the Internal Revenue Code (the entire amount withdrawn to fulfill your withdrawal request, including amounts necessary to pay Withdrawal Charges, will be subject to the Withdrawal Charge),

•Amounts withdrawn in a total withdrawal, including amounts necessary to pay Withdrawal Charges, and

•Amounts applied to income payments on an Income Date if the Income Date is within one year of the Issue Date.

For purposes of the Withdrawal Charge, we treat withdrawals as coming first from earnings (which may be withdrawn free of any Withdrawal Charge), and then from Remaining Premium. If you request a total withdrawal or elect to commence income payments within one year of the date your Contract was issued, the Withdrawal Charge is based on Remaining Premium in the Contract immediately prior to the withdrawal. Please note, any free withdrawal taken, like any withdrawal, reduces both Contract Value and Remaining Premium.

The amount of the Withdrawal Charge deducted varies according to the following schedule (state variations may apply):

Withdrawal Charge (as a percentage of Remaining Premium):

Completed Contract Years	0	1	2	3	4	5	6+
	8.0%	8.0%	7.0%	6.0%	5%	4%	0%

You may request a partial withdrawal as either a gross amount withdrawal or a net amount withdrawal. Your selection will have an impact on both the amount you receive and the amount of the Withdrawal Charge assessed on your partial withdrawal.

If you elect to receive a gross amount withdrawal, your Contract Value will be reduced by your requested withdrawal amount. Any applicable Withdrawal Charges and taxes will be deducted from your requested withdrawal amount and the remaining amount after deductions will be distributed to you. Therefore, you may receive less than the dollar amount you specified in your withdrawal request. If you elect to receive a net amount withdrawal, your Contract Value will be reduced by your requested withdrawal amount plus the amount needed to cover any applicable Withdrawal Charges and taxes withheld. Therefore, you will receive exactly the amount specified in your withdrawal request, but your Contract Value may be reduced by more than the amount of that request. In each case, Withdrawal Charges, if any, will be assessed against the amount by which your Remaining Premium is reduced (excluding any amount for which the Contract expressly provides for waived or no Withdrawal Charges). A partial withdrawal will reduce Remaining Premium by the amount of Premium withdrawn that incurs a Withdrawal Charge (inclusive of the Withdrawal Charge amount).

Note: Withdrawals under a non-qualified Contract will be taxable on an “income first” basis. This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full. Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

We do not assess the Withdrawal Charge on any amounts paid out as:

•income payments during your Contract’s income phase (but the Withdrawal Charge is deducted at the Income Date if income payments are commenced in the first Contract Year);

•death benefits;

•withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the withdrawal requested exceeds the required minimum distribution, then the entire amount withdrawn to fulfill your withdrawal request will be subject to the Withdrawal Charge); or

•if permitted by your state, withdrawals of up to $250,000 from the Index Account Options or the Fixed Account (subject to certain exclusions) if you are diagnosed with a terminal illness or need extended hospital or nursing home care as provided in your Contract.

Withdrawal Charges are intended to compensate us for expenses incurred in connection with the promotion, sale, and distribution of the Contracts. We intend to use revenue generated from Withdrawal Charges for any legitimate corporate purpose.

Waiver of Withdrawal Charge for Certain Emergencies. We will waive withdrawal Charges under certain circumstances, on up to $250,000 of Contract Value withdrawn, pursuant to the following waivers:

•Terminal Illness Waiver. We will waive any Withdrawal Charges on amounts withdrawn after you have provided us with a physician’s statement verifying that you have been diagnosed with an illness that will result in your death within 12 months of diagnosis. The illness giving rise to the terminal diagnoses must arise after the Issue Date of this Contract. This waiver is available only once, no matter the amount withdrawn, or in the circumstances of multiple medical conditions and/or Joint Owners.

•Extended Care Waiver. We will waive any Withdrawal Charges on amounts withdrawn after you have provided us with a physician’s statement verifying that you have been confined to a nursing home or hospital for 90 consecutive days. Your confinement to the nursing home or hospital must begin after the Issue Date of this Contract. This waiver is available only once, no matter the amount withdrawn, or in the circumstances of multiple confinements for the same or a different medical condition and/or Joint Owners.

Withdrawals made pursuant to these waivers from Index Account Options are subject to an Interim Value adjustment. You may exercise these waivers only once under your Contract, and only on amounts of up to $250,000 of Contract Value withdrawn. Conditions giving rise to the use of these waivers must begin after the Issue Date of your Contract. Please refer to your Contract for additional details regarding the use of these waivers.

You may owe tax on withdrawals for terminal illness and/or extended care. We encourage you to seek discuss the use of these waivers and any withdrawals with your financial professional and/or personal tax adviser.

INCOME PAYMENTS

The income phase of your Contract occurs when you begin receiving regular income payments from us. The Income Date is the day those payments begin. Once income payments begin, the Contract cannot be returned to the accumulation phase. You can choose the Income Date and an income option. All of the Contract Value must be annuitized. Amounts applied to income options from Index Account Options are subject to an Interim Value adjustment. The income options are described below.

If you do not select an Income Date, your income payments will begin on the Latest Income Date, which is the Contract Anniversary on which you will be 95 years old, or such earlier date as required by an applicable qualified plan, law or regulation. You may change the Income Date or income option at least seven days before the Income Date, but changes to the Income Date must be for a date not later than the Latest Income Date. You must give us written notice at least seven days before the scheduled Income Date.

Under a traditional Individual Retirement Annuity, required minimum distributions must begin in the calendar year in which you attain age 72 (70½ if you reached age 70½ before January 1, 2020) (or such other age as required by law). Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 72 (70½ if you reached age 70½ before January 1, 2020) or the calendar year in which you retire. You do not necessarily have to begin taking income payments from your Contract to meet the minimum distribution requirements for Individual Retirement Annuities, qualified plans, and Tax-Sheltered Annuities. Distributions from Roth IRAs are not required prior to your death.

On or before the Income Date, you may elect a single lump-sum payment, or you may choose to have income payments made monthly, quarterly, semi-annually or annually. A single lump-sum payment is considered a total withdrawal and terminates the Contract. If you have less than $2,000 to apply toward an income option and state law permits, we may provide your payment in a single lump sum, part of which may be taxable as Federal Income. Likewise, if your first income payment would be less than $20 and state law permits, we may set the frequency of payments so that the first payment would be at least $20.

If you do not choose an income option, we will assume that you selected option 3, which provides for life income with 120 months of guaranteed payments.

Income Options. The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are both the Owner and Annuitant). The following income options may not be available in all states.

Option 1 - Life Income. This income option provides monthly payments for your life. No further payments are payable after your death. Thus, it is possible for you to receive only one payment if you died prior to the date the second payment was due. If you die after the Income Date but before the first monthly payment, the amount allocated to the income option will be paid to your Beneficiary.

Option 2 - Joint and Survivor. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you. Upon the death of either person, the monthly payments will continue during the lifetime of the survivor. No further payments are payable after the death of the survivor. If you and the person who is the joint life both die after the Income Date but before the first monthly payment, the amount allocated to the income option will be paid to your Beneficiary.

Option 3 - Life Income With at Least 120 or 240 Monthly Payments. This income option provides monthly payments for the Annuitant’s life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

Option 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

Additional Options - We may make other income options available.

No withdrawals are permitted during the income phase under an income option that is life contingent.

If your Contract is a Qualified Contract, not all of these payment options will satisfy Required Minimum Distribution rules, particularly as those rules apply to your beneficiary after your death. Beginning with deaths happening on or after January 1, 2020, subject to certain exceptions most non-spouse beneficiaries must now complete death benefit distributions within ten years of the owner’s death in order to satisfy required minimum distribution rules. Consult a tax adviser before electing a payout option.

DEATH BENEFIT

The Contract has a death benefit, which is payable during the accumulation phase, and in some circumstances even after you begin taking income payments. If you die before moving into the income phase, the death benefit equals the greater of:

•your Contract Value on the date we receive all required documentation from your Beneficiary; or

•the total Premium you have paid into the Contract reduced for prior withdrawals (including any applicable charges and adjustments) in the same proportion that the Contract Value was reduced on the date of the withdrawal.*

*For Owners age 76 and older at the time the Contract is issued, the return of premium component of the death benefit is unavailable, and the death benefit will equal the current Contract Value.

If you begin taking income payments on the Latest Income Date, the death benefit amount is equal to the greater of zero or:

•the total Premium you have paid into the Contract, reduced for prior withdrawals (including any applicable charges and adjustments) incurred since the issuance of the Contract through the Latest Income Date, in the same proportion that the Contract Value was reduced on the date of such withdrawals, less

•the Contract Value on the Latest Income Date.*

*For Owners age 76 and older at the time the Contract is issued, the death benefit is not payable once you begin taking income from your Contract, regardless of the Income Date selected, and the death benefit terminates on the Income Date.

If the Contract is owned by joint Owners, the death benefit is due upon the death of the first joint Owner. If the Contract is owned by a legal entity, the death benefit is due upon the death of the Annuitant (in the case of joint Annuitants, the death benefit is payable upon the death of the first Annuitant).

The death benefit is due following our receipt of all required documentation in Good Order. Required documentation includes proof of death, a claim form, and any other documentation we reasonably require. If we have received proof of death and any other required documentation, we will calculate the share of the death benefit due to a Beneficiary of record using Contract values established at the close of business on the date we receive from that Beneficiary a claim form with a payment option elected. If we have not received proof of death or any other required documentation, we will calculate the share of the death benefit due to a Beneficiary of record using Contract values established at the close of business on the date we receive any remaining required documentation. As a result, based on the timing of a Beneficiary's claim submission, and the performance of the Index, Interim Value adjustments and positive or negative Index Adjustment credited to Index Account Options may cause the calculation of a Beneficiary’s death benefit share to differ from the calculation of another Beneficiary’s death benefit share. We will pay interest on a Beneficiary’s death benefit share as required by law.

If you die before you begin taking income from the Contract, the person you have chosen as your Beneficiary will receive the death benefit. If you have a joint Owner, the death benefit will be paid when the first joint Owner dies. The surviving joint Owner will be treated as the Beneficiary. Any other Beneficiary designated will be treated as a contingent Beneficiary. Only a spousal Beneficiary has the right to continue the Contract in force upon your death.

Payout Options. The death benefit can be paid under one of the following payout options:

•single lump-sum payment;

•payment of entire death benefit within 5 years of the date of death;

•payment of the entire death benefit under an income option over the Beneficiary’s lifetime (on non-qualified contracts or for spousal Beneficiaries on qualified contracts) or for a period not extending beyond the Beneficiary’s life expectancy. Any portion of the death benefit not applied under an income option within one year of the Owner's death, however, must be paid within five years of the date of the Owner's death; or

•payment of the entire death benefit under an income option over a period not extending beyond ten (10) years, with distribution beginning within one year of the date of the Owner's death. Any portion of the death benefit not applied under an income option within one year of the date of death, however, must be paid within five years of the date of death.

Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time. The receipt of any additional lump sums will reduce the future income payments to the Beneficiary.

If the Beneficiary elects to receive the death benefit as an income option, the Beneficiary must make that payout option election within 60 days of the date we receive proof of death and payments of the death benefit must begin within one year of the date of death. If the Beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name. If no payout option is selected, the entire death benefit will be paid within 5 years of the Owner’s date of death. For more information, please see “Spousal Continuation Option” below.

Pre-Selected Payout Options. As Owner, you may also make a predetermined selection of the death benefit payout option in the event your death occurs before the Income Date. However, at the time of the your death, we may modify the death benefit option if the death benefit you selected exceeds the life expectancy of the Beneficiary. If this Pre-selected Death Benefit Option election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code. If the Beneficiary does not submit the required documentation for the death benefit to us within one year of your death, however, the death benefit must be paid, in a single lump sum, within five years of your death. The Pre-selected Death Benefit Option may not be available in your state.

Spousal Continuation Option. If your spouse is the Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Spousal Continuation Option, no death benefit will be paid at that time. Moreover, except as described below, we will contribute to the Contract a continuation adjustment, which is the amount by which the death benefit that would have been payable exceeds the Contract Value. We calculate the continuation adjustment amount using the Contract Value and death benefit as of the date we receive completed forms and due proof of death from the Beneficiary of record and the spousal Beneficiary’s written request to continue the Contract (the “Continuation Date”). We will add this amount to the Fixed Account. The continuation adjustment will have no effect on the Fixed Account Minimum Value. The Spousal Continuation Option may not be available in your state. See your financial professional for information regarding the availability of the Spousal Continuation Option.

If your spouse continues the Contract in his/her own name under the Spousal Continuation Option, the new Contract Value will be considered the initial Premium for purposes of determining any future death benefit under the Contract.

The Spousal Continuation Option is available to elect one time on the Contract. However, if you have elected the Pre-selected Death Benefit Option the Contract cannot be continued under the Spousal Continuation Option, unless preventing continuation would be prohibited by the Internal Revenue Code. The Pre-selected Death Benefit Option may not be available in your state.

The Spousal Continuation Option is not available in the event of a change from the original Owner or an assignment of the Contract.

Death of Owner On or After the Income Date. On or after the Income Date, if you or a joint Owner die, and are not the Annuitant, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the Beneficiary becomes the Owner. If the joint Owner dies, the surviving joint Owner, if any, will be the designated Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. A contingent Beneficiary is entitled to receive payment only after the Beneficiary dies.

Death of Annuitant. If the Annuitant is not an Owner or joint Owner and dies before the Income Date, you can name a new Annuitant, subject to our underwriting rules. If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant. However, if the Owner is a legal entity, then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

If the Annuitant dies on or after the Income Date, any remaining guaranteed payment will be paid to the Beneficiary as provided for in the income option selected. Any life-contingent Income Payments cease on the death of the annuitant.

Stretch Contracts. The beneficiary of death benefit proceeds from another company’s non-qualified annuity contract or the eligible designated beneficiary (as defined by the Internal Revenue Code and implementing regulations) of death benefit proceeds from another company’s tax-qualified annuity contract or plan, may use the death benefit proceeds to purchase a Contract (“Stretch Contract”) from us. The beneficiary of the prior contract or plan (“Beneficial Owner”) must begin taking distributions or must have begun taking distributions under the prior contract or plan, within one year of the decedent’s death. The distributions must be taken over a period not to exceed the life expectancy of the Beneficial Owner, and the distributions must satisfy the minimum distribution requirements resulting from the decedent’s death as defined by the Internal Revenue Code and implementing regulations. (See “Non-Qualified Contracts – Required Distributions” on page 29.) Upon the Beneficial Owner’s death, under a tax-qualified Stretch Contract, the designated beneficiary must distribute the Contract Value on or before the end of the 10th year after the Beneficial Owner’s death. Upon the Beneficial Owner’s death, under a non-qualified Stretch Contract, the Stretch Contract terminates, and the designated beneficiary will receive a lump-sum distribution of the Contract Value. We will waive Withdrawal Charges on any withdrawal necessary to satisfy the minimum distribution requirements. Withdrawals in excess of the minimum distribution requirements may be taken at any time, subject to applicable Withdrawal Charges. Non-qualified Stretch Contracts may not be available in all states.

The rights of Beneficial Owners are limited to those applicable to the distribution of the death benefit proceeds.

Special requirements apply to non-qualified Stretch Contracts. All Premium must be received in the form of a full or partial 1035 exchange of the death benefit proceeds from a non-qualified annuity contract and other forms of Premium payments are not permitted. Joint ownership is not permitted. The Beneficial Owner may not annuitize the Stretch Contract. The Stretch Contract terminates upon the Beneficial Owner’s death, and we will pay the Contract Value to the Beneficial Owner’s beneficiary(ies) in a lump-sum distribution. Please read the Contract and accompanying endorsement carefully for more information about these and other requirements.

TAXES

The following is only general information and is not intended as tax advice to any individual. Jackson does not make any guarantee regarding the tax status of any contract or any transaction involving the contracts. It should be understood that the following discussion is not exhaustive and that other special rules may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws or to compare the tax treatment of the contracts to the tax treatment of any other investment. You are responsible for determining whether your purchase of a contract, withdrawals, income payments, and any other transactions under your contract satisfy applicable tax law. You should consult your own tax advisor as to how these general rules will apply to you if you purchase a Contract.

CONTRACT OWNER TAXATION

Tax-Qualified and Non-Qualified Contracts. If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) Contract), or pension or profit-sharing plan (including a 401(k) Plan or H.R. 10 Plan) your Contract will be what is referred to as a tax-qualified contract. Tax deferral under a tax-qualified contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified contract, and not for the purpose of obtaining tax deferral. You should consult your own advisor regarding these features and benefits of the Contract prior to purchasing a tax-qualified contract.

If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a non-qualified contract.

The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified Contract will vary depending on the specific tax rules applicable to your Contract and your particular circumstances.

Non-Qualified Contracts - General Taxation. Increases in the value of a non-qualified Contract attributable to undistributed earnings are generally not taxable to the Contract Owner or the Annuitant until a distribution (either a withdrawal, or an income payment) is made from the Contract. This tax deferral is generally not available under a non-qualified Contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person). Loans based on a non-qualified Contract are treated as distributions.

Non-Qualified Contracts - Aggregation of Contracts. For purposes of determining the taxability of a distribution, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract. Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

Non-Qualified Contracts - Withdrawals and Income Payments. Any withdrawal from a non-qualified Contract is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the Contract. In contrast, a part of each income payment under a non-qualified Contract is generally treated as a non-taxable return of Premium. The balance of each income payment is taxable as ordinary income. The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the Contract and the length of the period over which income payments are to be made. Income payments received after all of your investment in the Contract is recovered are fully taxable as ordinary income.

The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified Contract. This penalty tax will not apply to any amounts:

•paid on or after the date you reach age 59½;

•paid to your Beneficiary after you die;

•paid if you become totally disabled (as that term is defined in the Code);

•paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your Beneficiary;

•paid under an immediate annuity; or

•which come from Premiums made prior to August 14, 1982.

The taxable portion of distributions from a non-qualified annuity Contract are considered investment income for purposes of the Medicare tax on investment income. As a result, a 3.8% tax will generally apply to some or all of the taxable portion of distributions to individuals whose modified adjusted gross income exceeds certain threshold amounts. These levels are $200,000 in the case of single taxpayers, $250,000 in the case of married taxpayers filing joint returns, $250,00 in case of Qualifying widower with child, and $125,000 in the case of married taxpayers filing separately. Owners should consult their own tax advisors for more information.

Non-Qualified Contracts - Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified contract issued after January 18, 1985 to provide that (a) if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner’s death; and (b) if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner’s death.

The requirements of (b) above can be considered satisfied if any portion of the Owner’s interest which is payable to or for the benefit of a “designated beneficiary” is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that Owner’s death. The Owner’s “designated beneficiary,” who must be a natural person, is the person designated by such Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the Owner’s “designated beneficiary” is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner.

Non-Qualified Contracts - 1035 Exchanges. Under Section 1035 of the Code, you can purchase an annuity contract through a tax-free exchange of another annuity contract, or a life insurance or endowment contract. For the exchange to be tax-free under Section 1035, the owner and annuitant must be the same under the original annuity contract and the Contract issued to you in the exchange. If the original contract is a life insurance contract or endowment contract, the owner and the insured on the original contract must be the same as the owner and annuitant on the Contract issued to you in the exchange.

In accordance with Revenue Procedure 2011-38, the IRS will consider a partial exchange of an annuity Contract for another annuity Contract valid if there is either no withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 180 days of the date of the partial exchange. Revenue Procedure 2011-38 also provides certain exceptions to the 180 day rule. Due to the complexity of these rules, owners are encouraged to consult their own tax advisers prior to entering into a partial exchange of an annuity Contract.

Tax-Qualified Contracts - Withdrawals and Income Payments. The Code imposes limits on loans, withdrawals, and income payments under tax-qualified Contracts. The Code also imposes required minimum distributions for tax-qualified Contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified Contract. You should discuss these limits, required minimum distributions, tax penalties and the tax computation rules with your tax adviser. Any withdrawals under a tax-qualified Contract will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

Withdrawals - Roth IRAs. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59½, on account of the individual’s death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor.

Constructive Withdrawals - Investment Adviser Fees. In a series of Private Letter Rulings, the Internal Revenue Service has held that the payment of investment adviser fees from a Contract need not be considered a distribution for income tax purposes. While a Private Letter Ruling may provide insight as to the IRS interpretation of tax law, it can only be relied upon by the taxpayer who requested it. We cannot guarantee that the IRS would take the same position with respect to similar withdrawals under this Contract. Under the facts in these Rulings:

•there was a written agreement providing for payments of the fees solely from the annuity Contract,

•the Contract Owner had no liability for the fees, and

•the fees were paid solely from the annuity Contract to the adviser.

Death Benefits. None of the death benefits paid under the Contract to the Beneficiary will be tax-exempt life insurance benefits. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

Assignment. An assignment of your Contract will generally be a taxable event. Assignments of a tax-qualified Contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended. You should consult your tax advisor prior to making any assignment of your Contract.

An assignment or pledge of all or any portion of the value of a Non-Qualified Contract is treated under Section 72 of the Code as an amount not received as an annuity. The value of the Contract assigned or pledged that exceeds the aggregate Premiums paid will be included in the individual's gross income. In addition, the amount included in the individual's gross income could also be subject to the 10% penalty tax discussed in connection with Non-Qualified Contracts.

An assignment or pledge of all or any portion of the value of a Qualified Contract will disqualify the Qualified Contract. The Code requires the Qualified Contract to be nontransferable.

Withholding. In general, the income portion of distributions from a Contract are subject to 10% federal income tax withholding and the income portion of income payments are subject to withholding at the same rate as wages unless you elect not to have tax withheld. Some states have enacted similar rules. Different rules may apply to payments delivered outside the United States.

The Code generally allows the rollover of most distributions to and from tax-qualified plans, tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments. Distributions which may not be rolled over are those which are:

(a)one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee, (b) the joint lives or joint life expectancies of the employee and the employee’s beneficiary, or (c) for a specified period of ten years or more;

(b)a required minimum distribution; or

(c)a hardship withdrawal.

Definition of Spouse. The Contract provides that upon your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s death benefit and any joint-life coverage under an optional living benefit. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax adviser for more information on this subject.

Transfers, Assignments or Exchanges of a Contract. A transfer or assignment of ownership of a Contract, the designation of an annuitant other than the owner, the selection of certain maturity dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences.
Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.
We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any contact and do not intend the above discussion as tax advice.

CARES Act Relief in 2020. On March 27, 2020 Congress passed the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). Among other provision, the CARES Act includes temporary relief from certain tax rules applicable to qualified contracts.

Required Minimum Distributions. The CARES Act allows participants and beneficiaries in certain qualified plans and IRAs to suspend taking required minimum distributions in 2020, including any initial required minimum distributions for 2019 that would have been due by April 1, 2020. Additionally, the year 2020 will not be counted in measuring the five year post-death distribution period requirement. Any distributions made in 2020 that, but for the CARES Act, would have been a required minimum distribution will instead be eligible for rollover and will not be subject to the 20% mandatory withholding.

Retirement Plan Distribution Relief. Under the CARES Act, an “eligible participant” can withdraw up to a total of $100,000 from IRAs and certain qualified plans that adopt this provision, without being subject to the 10% additional tax on early distributions. The Federal income tax on these distributions can be spread ratably over three years and the distributions may be re-contributed during the three-year period following the distribution. For these purposes, eligible participants are participants who:
•have been diagnosed with COVID-19,
•have spouses or dependents diagnosed with COVID-19, or

•have experienced adverse financial consequences stemming from COVID-19 as a result of
◦being quarantined, furloughed or laid off,
◦having reduced work hours,
◦being unable to work due to lack of child care,
◦the closing or reduction of hours of a business owned or operated by the participant, or
◦other factors determined by the Treasury Department.

JACKSON TAXATION

We reserve the right to deduct from the Contract Value any taxes attributed to the Contract and paid by us to any government entity (including, but not limited to, Premium Taxes, Federal, state and local withholding of income, estate, inheritance, other taxes required by law and any new or increased state income taxes that may be enacted into law). Premium taxes generally range from 0.5% to 3.5%, which are applicable only in certain jurisdictions. We will determine when taxes relate to the Contract.

We may pay taxes when due and deduct that amount from the Contract Value at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. We will withhold taxes required by law from any amounts payable from this Contract.

While we may consider company income tax liabilities and tax benefits when pricing our products, we do not currently include our income tax liabilities in the charges you pay under the Contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future.

OTHER INFORMATION

General Account. The General Account is made up of all of Jackson's assets, including the Fixed Account and [RILA Separate Account]. Jackson exercises sole discretion over the investment of the General Account assets, and bears the associated investment risk. You will not share in the investment experience of General Account assets. The General Account invests its assets in accordance with state insurance law. All of the assets of the General Account are chargeable with the claims of any of our contract owners as well as our creditors and are subject to the liabilities arising from any of our other business.

Unregistered Separate Account. Except for Contracts issued in certain states, we hold certain investments supporting the assets that you allocate to the Index Account in a non-insulated unregistered Separate Account. We established the [RILA Separate Account] on [___], pursuant to the provisions of Michigan law. The [RILA Separate Account] is a separate account under state insurance law and is not registered under the Investment Company Act of 1940. It is non-unitized, non-insulated, and was established under the laws of Michigan solely for the purpose of supporting our obligations under the Contract. Like our General Account, all of the assets of [RILA Separate Account] are chargeable with the claims of any of our contract owners as well as our creditors and are subject to the liabilities arising from any of our other business.

Changes to the Separate Account. Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the [RILA Separate Account]. We will not make any such changes without receiving any necessary approval of any applicable state insurance department. We will notify you of any changes in writing. These changes may result from changes to or interpretations of applicable laws or regulations, or from business decisions we may make with regard to structure and operation of the [RILA Separate Account].

Distribution of Contracts. Jackson National Life Insurance Company (“Jackson”), located at 1 Corporate Way, Lansing MI, is the issuer for this contract. Jackson National Life Distributors LLC (“JNLD”), located at 300 Innovation Drive, Franklin, TN 37067, serves as the distributor of the Contracts. JNLD also serves as distributor of other variable insurance products issued by Jackson and its subsidiaries.

JNLD is a wholly owned subsidiary of Jackson National Life Insurance Company. JNLD is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”). For more information on broker-dealers and their registered representatives, you may use the FINRA BrokerCheck program via telephone (1-800-289-9999) or the Internet (http://brokercheck.finra.org).

JNLD may distribute the Contracts directly and also enters into selling agreements with broker-dealers or other financial institutions that are unaffiliated with us ("Selling Firms"). The Contracts are offered to customers of Selling Firms. Selling

Firms are responsible for delivery of various related disclosure documents and the accuracy of their oral description and appropriate recommendations of the purchase of the Contracts. Selling Firms do not have any legal responsibility to pay amounts that are owed under the Contracts. The obligations and guarantees under the Contracts are the sole responsibility of Jackson.

Compensation Paid to Unaffiliated Selling Firms. Commissions are paid to Selling Firms that sell the Contracts. While commissions may vary, they are not expected to exceed 6% of any Premium payment. Where lower commissions are paid up front, trail commissions may also be paid. Commissions may also be paid on the Income Date if the annuity option selected involves a life contingency or a payout over a period of ten or more years. The Selling Firms determine the amount of the commission that will be paid to their registered representatives. The amounts paid may vary based upon the practices of each Selling Firm.

JNLD and/or Jackson may make payments to Selling Firms in recognition of marketing, distribution, and/or administrative support provided by the Selling Firms. These payments may not be offered to all Selling Firms. The terms of these arrangements vary widely depending on, among other things, products offered; the level and type of marketing, distribution, and administrative support services provided; and the level of access we are provided to the registered representatives of the Selling Firms. Such payments may influence Selling Firms and/or their registered representatives to present the Contracts more favorably than other investment alternatives. Such compensation is subject to applicable state insurance law and regulation, FINRA rules of conduct and Department of Labor (“DOL”) rules and regulations. While such compensation may be significant, it will not result in any additional direct charge by us to you.

JNLD and/or Jackson may make marketing allowance payments and marketing support payments to the Selling Firms. Marketing allowance payments are payments that are designed as consideration for product placement and distribution, assets under management, and sales volume. Marketing allowance payments are generally based on a fixed percentage of annual product sales and generally range from 10 to 50 basis points (0.10% to 0.50%). Payments may also be based on a percentage of assets under management or paid as a specified dollar amount. Marketing support payments may be in the form of cash and/or non-cash compensation to or on behalf of Selling Firms and their registered representatives and are intended to provide us with exposure to registered representatives so that we may build relationships or educate them about product features and benefits. Examples of such payments include, but are not limited to, reimbursements for representative training or “due diligence” meetings (including travel and lodging expenses); client and prospecting events; speaker fees; business development and educational enhancement items (such as software packages containing information for broker use, or prospecting lists); sponsorship payments for participation at conferences and meetings; and other support services, including payments to third party vendors for such services. Payments or reimbursements for meetings and seminars are generally based on the anticipated level of participation and/or accessibility and the size of the audience. Subject to applicable laws and regulations including FINRA rules of conduct and DOL rules and regulations, we may also provide cash and/or non-cash compensation to registered representatives in the form of gifts, promotional items, occasional meals, and entertainment. Selling Firms may qualify for different levels of sales and service support depending on the volume of business that they do with us.

All of the compensation described here, and other compensation or benefits provided by JNLD and/or Jackson or our affiliates, may be greater or less than the total compensation on similar or other products.  The amount or structure of the compensation can create a conflict of interest as it may influence your Selling Firm and financial professional to present this Contract over other investment alternatives.  The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the Selling Firm and financial professional.  You may ask your financial professional about any variations and how he or she and his or her Selling Firm are compensated for selling the Contract.

Compensation to JNLD. We may use any of our corporate assets to cover the cost of distribution. Compensation is paid to employees of JNLD and/or Jackson who are responsible for providing services to Selling Firms. These employees are generally referred to as “wholesalers” and may meet with Selling Firms and/or their representatives to provide training and sales support. The compensation paid to the wholesalers may vary based on a number of factors, including Premium payments; types of Contracts or optional benefits (if any) sold by the Selling Firms that the wholesaler services; wholesaler performance; and overall company performance. The wholesaler may be required to achieve internally-assigned goals related to the same type of factors and may receive bonus payments for the achievement of individual and/or company-wide goals.

Modification of Your Contract. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract. Any change or waiver must be in writing. We may change the terms of your Contract without your consent in order to comply with changes in any applicable state and federal regulations and laws, including provisions or requirements of the Internal Revenue Code.

Confirmation of Transactions. We will send you a written statement confirming that a financial transaction, such as a withdrawal, or transfer has been completed. This confirmation statement will provide details about the transaction. It is possible that certain transactions, such as transfers, which may only be made on Contract Anniversaries or Index Account Option Term Anniversaries may be confirmed in an annual statement only.

It is important that you carefully review the information contained in the statements that confirm your transactions. If you believe an error has occurred, you must notify us in writing as soon as possible after receiving the statement so we can make any appropriate adjustments. If we do not receive notice of any such potential error, we may not be responsible for correcting the error.

State Variations. This prospectus describes the material rights and obligations under the Contract. Certain provisions of the Contract may be different from the general description in this prospectus due to variations required by state law. These differences include, among other things, free look rights, issue age limitations, and the general availability of certain features. The state in which your Contract is issued also governs whether or not certain options, or charges are available or will vary under your Contract. Please see Appendix B for a listing of the state variations as well as your Contract for specific variations applicable to you.

Legal Proceedings. Jackson and its subsidiaries are defendants in class actions and a number of civil proceedings arising in the ordinary course of business and otherwise. We are also, from time to time, the subject of regulatory inquiries and proceedings by certain governmental authorities. We do not believe at the present time that any pending action or proceeding, individually or in the aggregate, will have a material adverse effect upon Jackson’s ability to meet its obligations under the Contracts.

JACKSON

We are a stock life insurance company organized under the laws of the state of Michigan in June 1961. Our legal domicile and principal business address is 1 Corporate Way, Lansing, Michigan 48951. We are admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York. Jackson is a wholly owned subsidiary of Jackson Financial Inc., which is a subsidiary of Prudential plc. Prudential plc owns a majority interest in Jackson Financial Inc. and is a publicly traded company incorporated in the United Kingdom and is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, or with The Prudential Assurance Company Ltd., a subsidiary of M&G plc, a company incorporated in the United Kingdom.   Athene Co-Invest Reinsurance Affiliate 1A Ltd., a Bermuda Class C insurer under the Bermuda Insurance Act 1978, owns a minority interest in Jackson Financial Inc. Prudential plc is also the ultimate parent of PPM America, Inc., a sub-adviser for certain of the Funds. Jackson is the parent of Jackson National Asset Management, LLC (“JNAM”), which provides certain administrative services with respect to the [RILA] Separate Account, including separate account administration services and financial and accounting services. JNAM is located at 225 West Wacker Drive, Chicago, IL 60606.

We issue and administer the Contracts. We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

Jackson is relying on Rule 12h-7 under the Securities Exchange Act of 1934, which exempts insurance companies from filing periodic reports pursuant to Section 15(d) of that Act.

OUR BUSINESS
[TO BE UPDATED BY AMENDMENT]

REGULATION
[TO BE UPDATED BY AMENDMENT]

We are licensed and regulated in all states in which we conduct insurance business, and all forms and rates are filed for approval in states where required. In many instances, the laws and regulations originate from the NAIC, which provides standardized insurance industry model laws and regulations, and standardized accounting and reporting guidance. The extent of this regulation varies, but most states have broad administrative power dealing with many aspects of our business. These laws and regulations govern the financial condition of insurers, including standards of solvency, types and concentration of investments, establishment and maintenance of reserves, credit for reinsurance, insurer use of captive reinsurance companies, mergers, and requirements of capital adequacy, and establish minimums for guaranteed crediting rates on life insurance policies and annuity contracts, corporate governance standards for insurers, and the business conduct of insurers, including risk management, marketing and sales practices, product designs, underwriting practices, privacy, agent appointments, and claims handling.

State insurance departments monitor our business by examining our policies, procedures and practices from time to time through market conduct and financial examinations; by enacting and enforcing reporting obligations; and by conducting inquiries and/or market analysis. In addition, statutes and regulations usually require the licensing of insurers and their agents, the approval of policy forms and related materials and the approval of rates for certain lines of insurance.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

[TO BE UPDATED BY AMENDMENT]

MANAGEMENT'S DISCUSSION AND ANALYSIS

[TO BE UPDATED BY AMENDMENT]

FINANCIAL STATEMENTS

[TO BE UPDATED BY AMENDMENT]

APPENDIX A: EXAMPLES OF INTERIM VALUE ADJUSTMENTS UPON WITHDRAWALS
The Contract currently offers five interest Crediting Method/Protection Option combinations for crediting Index Adjustments to the Index Account Options: Cap with Buffer, Cap with Floor, Performance Trigger with Buffer, Performance Trigger with Floor, and Performance Trigger Plus with Buffer.
We calculate the Interim Value on each day of the Index Account Option Term. The Interim Value is the amount that is available to be withdrawn from your Index Account Option on any given day. The Interim Value calculation depends, in part, on the Crediting Method and Protection Option you elect. In calculating the Interim Value, we use the Index Value on two dates, which helps us determine the Index Adjustment, positive or negative, to be credited to your Index Account Option Value each day: the Index Value on the first day of the Term and the Index Value on each day we calculate your Interim Value. To determine the Index Adjustment, we then determine the net change in Index Value and express it as a percentage. This result is called the Index Return. If the Index Return is positive, we apply the prorated Crediting Method rate (referred to in these examples as an "Accrued" Crediting Method). If the Index Return is negative, we adjust the return to reflect the prorated Protection Option (referred to in these examples as an "Accrued" Protection Option rate). The Adjusted Index Return is then multiplied by the Index Account Option Value at the beginning of the Term (adjusted to reflect any withdrawals during the Term) to determine the amount of Index Adjustment to credit. The Index Adjustment is then added to or subtracted from your Index Account Option Value at the beginning of the Term (adjusted to reflect any withdrawals during the Term) to get the current Index Account Option Value.
Example 1: This example demonstrates taking a single withdrawal halfway through the Term using a Cap Rate with Buffer.
•If your starting Premium is $100,000 and you are 100% allocated to a Cap with Buffer Index Account Option with an 8% Cap Rate, 75% Interim Value Proration Factor and 10% Buffer, then halfway through your Term you would have accrued half of your Cap Rate after the Interim Value Proration Factor is applied (0.5 * 8% * 0.75 = 3%) and half of your Buffer after the Interim Value Proration Factor is applied (0.5 * 10% * 0.75 = 3.75%).
•If the Index is up 5% your Interim Value at that time would be credited with the minimum of the Accrued Cap Rate and Index Return ($100,000 * 0.03 + $100,000 = $103,000).
•If you withdraw $5,000, your Index Account Option Value will be reduced by the proportion of your withdrawal to the Interim Value ($5,000/$103,000 = 4.85%).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 0.0481 * $100,000 = $95,145.63).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($95,145.63 * 0.03 + $95,145.63 = $98,000) after the withdrawal.
•Carrying this example forward to the end of the Term, assume the Index is up 10%. You will have accrued the full Cap Rate (8%) and Buffer (10%). Since the Index Return is positive, the Index Adjustment credited would be the minimum of the Cap Rate and Index growth ($95,145.63 + 0.08 * $95,145.63 = $102,757.28) to find the final Index Account Option Value.

Example 2: This Example demonstrates taking multiple withdrawals throughout the Term using a Cap Rate with Buffer.
•If your starting Premium is $100,000 and you are 100% allocated to a Cap with Buffer Index Account Option with an 8% Cap Rate, 100% Interim Value Proration Factor, and 10% Buffer, then one quarter through your Term you would have accrued a quarter of your Cap Rate after the Interim Value Proration Factor is applied (0.25 * 8% * 1.00 = 2%) and a quarter of your Buffer after the Interim Value Proration Factor is applied (0.25 * 10% * 1.00 = 2.5%).
•If the Index is up 1% your Interim Value at that time would be credited with the minimum of the Accrued Cap Rate and Index Return ($100,000 * 0.01 + $100,000 = $101,000).
•If you withdraw $5,000 at a quarter through the Term, your Index Account Option Value at the beginning of the Term will be reduced by the proportion of your withdrawal to the Interim Value ($5,000/$101,000 = 4.95%).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 0.0495 * $100,000 = $95,049.50).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($95,049.50 * 0.01 + $95,049.50 = $96,000) after the withdrawal.
•If you make a second withdrawal of $5,000 three quarters through your Term, you would have accrued three quarters of your Cap Rate after the Interim Value Proration Factor is applied (0.75 * 8% * 1.00 = 6%) and three quarters of your Buffer after the Interim Value Proration Factor is applied (0.75 * 10% * 1.00 = 7.5%).
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•If the Index is down 4% at that time your Interim Value would have the Accrued Buffer applied to the loss and since the Accrued Buffer is larger than the loss in Index Value, no loss is applied to the Interim Value ($95,049.50 + 0.00 * $95,049.50 = $95,049.50).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction ($5,000/$95,049.50 = 5.26%) in your Interim Value ($95,049.50 - 0.0526 * $95,049.50 = $90,049.50).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($90,049.50* 0.00 + $90,049.50= $90,049.50) after the withdrawal.
•Carrying this example forward to the end of the Term assume the Index is down 12%. You will have accrued the full Cap Rate (8%) and Buffer (10%). Since the Index is down by more than the Buffer, the Index Adjustment credited would be the loss added to the Buffer (-12% + 10% = -2%) ($90,049.50+ -0.02 * $90,049.50= $88,248.51) to find the final Index Account Option Value.

Example 3: This example demonstrates taking a single withdrawal halfway through the Term using a Cap Rate with Floor.
•If your starting Premium is $100,000 and you are 100% allocated to a Cap with Floor Index Account Option with an 8% Cap Rate, 75% Interim Value Proration Factor, and 10% Floor, then halfway through your Term you would have accrued half of your Cap Rate after the Interim Value Proration Factor is applied (0.5 * 8% * 0.75 = 3%) and half of your Floor after the Interim Value Proration Factor is applied (1 - 0.5 *(1 - 10% / 0.75) = 57%).
•If the Index is up 2% your Interim Value at that time would be credited with the minimum of the Accrued Cap Rate and Index Return ($100,000 * 0.02 + $100,000 = $102,000).
•If you withdraw $5,000 your Index Account Option Value at the beginning of the Term, your Index Account Option Value will be reduced by the proportion of your withdrawal to the Interim Value ($5,000/$102,000 = 4.90%).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 0.0490 * $100,000 = $95,098.04).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($95,098.04 * 0.02 + $95,098.04 = $97,000) after the withdrawal.
•Carrying this example forward to the end of the Term, assume the Index is up 5%. You will have accrued the full Cap Rate (8%) and Floor (10%). Since the Index is up, the Index Adjustment credited would be the minimum of the Cap Rate and Index Return ($95,098.04+ 0.05 * $95,098.04= $99,852.94) to find the final Index Account Option Value.

Example 4: This Example demonstrates taking multiple withdrawals throughout the Term using a Cap Rate with Floor.
•If your starting Premium is $100,000 and you are 100% allocated to a Cap with Floor Index Account Option with an 8% Cap Rate, 75% Interim Value Proration Factor, and 10% Floor, then one quarter through your Term you would have accrued a quarter of your Cap Rate after the Interim Value Proration Factor is applied (0.25 * 8% * 0.75 = 1.5%) and a quarter of your Floor after the Interim Value Proration Factor is applied (1-0.25 *(1 - 10% / 0.75) = 78.3%).
•If the Index is down 3% your Interim Value at that time would be credited with the loss as long as it is not less than the Accrued Floor (Maximum (-3%, -78.3%) = -3%). That loss is applied to the Interim Value ($100,000 * -0.03 + $100,000 = $97,000).
•If you withdraw $5,000 at a quarter through the Term, your Index Account Option Value will be reduced by the proportion of your withdrawal to the Interim Value ($5,000/$97,000 = 5.15%).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 0.0515 * $100,000 = $94,845.36).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($94,845.36* -0.03 + $94,845.36= $92,000) after the withdrawal.
•If you make a second withdrawal of $5,000 three quarters through your Term, you would have accrued three quarters of your Cap Rate after the Interim Value Proration Factor is applied (0.75 * 8% * 0.75 = 4.5%) and three quarters of your Floor after the Interim Value Proration Factor is applied (1 - 0.75 *(1 - 10% / 0.75) = 35%).
•If the Index is down 7% at that time your Interim Value would have the Accrued Floor applied to the loss and since the Accrued Floor is smaller than the loss (Maximum (-7%, -35%) = -7%) it would apply the full loss to your Index Account Option Value ($94,845.36+ -0.07 * $94,845.36= $88,206.19).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction ($5,000/$88,206.19= 5.67%) in your Interim Value ($94,845.36- 0.0567 * $94,845.36= $89,469.02).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($89,469.02* -0.07 + $89,469.02= $83,206.19) after the withdrawal.
•Carrying this example forward to the end of the Term, assume the Index is down 12%. You will have accrued the full Cap Rate (8%) and Floor (10%). Since the Index is down the Index Adjustment credited would be the larger of the
A-2

Floor and the loss (Maximum (-12%, -10%) = -10%) since the loss is larger than the Floor, the Floor would be used to determine Index Adjustment credited to the final Index Account Option Value ($89,469.02+ -0.10 * $89,469.02= $80,522.12).

Example 5: This example demonstrates taking a single withdrawal halfway through the Term using a Performance Trigger with Buffer.
•If your starting Premium is $100,000 and you are 100% allocated to a Performance Trigger with Buffer Index Account Option with a 6% Performance Trigger Rate, 75% Interim Value Proration Factor, and 10% Buffer, then halfway through your Term you would have accrued half of your Performance Trigger Rate after the Interim Value Proration Factor is applied (0.5 * 6% * 0.75 = 2.25%) and half of your Buffer after the Interim Value Proration Factor is applied (0.5 * 10% * 0.75 = 3.75%).
•If the Index is up 5% your Interim Value at that time would be credited with the Accrued Performance Trigger Rate ($100,000 * 0.0225 + $100,000 = $102,250).
•If you withdraw $5,000, your Index Account Option Value will be reduced by the proportion of your withdrawal to the Interim Value ($5,000/$102,250 = 4.89%).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 0.0489 * $100,000 = $95,110.02).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($95,110.02 * 0.0225 + $95,110.02 = $97,250) after the withdrawal.
•Carrying this example forward to the end of the Term, assume the Index is up 4%. You will have accrued the full Performance Trigger Rate (6%) and Buffer (10%). Since the Index is up, the Index Adjustment credited would be the Performance Trigger Rate ($95,110.02+ 0.06 * $95,110.02 = $100,816.63) to find the final Index Account Option Value.

Example 6: This Example demonstrates taking multiple withdrawals throughout the Term using a Performance Trigger with Buffer.
•If your starting Premium is $100,000 and you are 100% allocated to a Performance Trigger with Buffer Index Account Option with a 6% Performance Trigger Rate, 75% Interim Value Proration Factor, and 10% Buffer, then one quarter through your Term you would have accrued a quarter of your Performance Trigger Rate after the Interim Value Proration Factor is applied (0.25 * 6% * 0.75 = 1.125%) and a quarter of your Buffer after the Interim Value Proration Factor is applied (0.25 * 10% * 0.75 = 1.875%).
•If the Index is up 1%, your Interim Value at that time would be credited with the Accrued Performance Trigger Rate ($100,000 * 0.01125 + $100,000 = $101,125).
•If you withdraw $5,000 at a quarter through the Term, your Index Account Option Value will be reduced by the proportion of your withdrawal to the Interim Value ($5,000/$101,125 = 4.94%).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 0.0494 * $100,000 = $95,055.62).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($95,055.62* 0.01125 + $95,055.62= $96,125) after the withdrawal.
•If you make a second withdrawal of $5,000 three quarters through your Term, you would have accrued three quarters of your Performance Trigger Rate after the Interim Value Proration Factor is applied (0.75 * 6% * 0.75 = 3.375%) and three quarters of your Buffer after the Interim Value Proration Factor is applied (0.75 * 10% * 0.75= 5.625%).
•If the Index is down 10% at that time, your Interim Value would have the Accrued Buffer applied to the loss and since the Index is down by more than the Buffer it would apply the net difference (5.625% + -10% = -4.375%) to your Interim Value ($95,005.62 + -0.04375 * $95,005.62= $90,896.94).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction ($5,000/$90,896.94= 5.50%) in your Interim Value ($95,055.62- 0.0539 * $95,005.62= $89,826.87).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($89,826.87* 0.00 + $89,826.87= $89,826.87) after the withdrawal.
•Carrying this example forward to the end of the Term, assume the Index is down 9%. You will have accrued the full Performance Trigger Rate (6%) and Buffer (10%). Since the Index is down the Index Adjustment credited would be the loss added to the Buffer (Minimum (-9% + 10% = 1%, 0%)). Since the loss is smaller than the Buffer, the Index Account Option Value is fully protected ($89,826.87+ 0.00 * $89,826.87= $89,826.87) to find the final Index Account Option Value.

A-3

Example 7: This example demonstrates taking a single withdrawal halfway through the Term using a Performance Trigger with Floor.
•If your starting Premium is $100,000 and you are 100% allocated to a Performance Trigger with Floor Index Account Option with a 6% Performance Trigger Rate, 75% Interim Value Proration Factor, and 10% Floor, then halfway through your Term you would have accrued half of your Performance Trigger Rate after the Interim Value Proration Factor is applied (0.5 * 6% * 0.75 = 2.25%) and half of your Floor after the Interim Value Proration Factor is applied (1 - 0.5 *(1 - 10% / 0.75) = 57%).
•If the Index is up 2%, your Interim Value at that time would be credited with the Accrued Performance Trigger Rate ($100,000 * 0.0225 + $100,000 = $102,250).
•If you withdraw $5,000, your Index Account Option Value will be reduced by the proportion of your withdrawal to the Interim Value ($5,000/$102,250 = 4.89%).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 0.0489 * $100,000 = $95,110.02).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($95,110.02* 0.0225 + $95,110.02= $97,250) after the withdrawal.
•Carrying this example forward to the end of the Term, assume the Index is down 5%. You will have accrued the full Performance Trigger Rate (6%) and Floor (10%). Since the Index is down, the loss credited would be subject to the full Floor ($95,110.02+ -0.05 * $95,110.02= $90,354.52) to find the final Index Account Option Value.

Example 8: This Example demonstrates taking multiple withdrawals throughout the Term using a Performance Trigger with Floor.
•If your starting Premium is $100,000 and you are 100% allocated to a Performance Trigger with Floor Index Account Option with a 6% Performance Trigger Rate, 100% Interim Value Proration Factor, and 10% Floor, then one quarter through your Term you would have accrued a quarter of your Performance Trigger Rate after the Interim Value Proration Factor is applied (0.25 * 6% * 1.00 = 1.5%) and a quarter of your Floor after the Interim Value Proration Factor is applied (1-0.25 *(1 - 10% / 1.00) = 77.5%).
•If the Index is up 3% your Interim Value at that time would be credited with the Accrued Performance Trigger Rate ($100,000 * 0.015 + $100,000 = $101,500).
•If you withdraw $5,000 at a quarter through the Term, your Index Account Option Value will be reduced by the proportion of your withdrawal to the Interim Value ($5,000/$101,500 = 4.93%).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 0.0493 * $100,000 = $95,073.89).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($95,073.89* 0.015 + $95,073.89= $96,500) after the withdrawal.
•If you make a second withdrawal of $5,000 three quarters through your Term, you would have accrued three quarters of your Performance Trigger Rate after the Interim Value Proration Factor is applied (0.75 * 6% * 1.00 = 4.5%) and three quarters of your Buffer after the Interim Value Proration Factor is applied (1 - 0.75 *(1 - 10% / 1.00) = 32.5%).
•If the Index is down 1% at that time, your Interim Value would have the Accrued Floor applied to the loss and since the Accrued Floor is smaller than the loss, it would apply the full loss to your Index Account Option Value ($95,073.89+ -0.01 * $95,073.89= $94,123.15).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction ($5,000/$94,123.15 = 5.31%) in your Interim Value ($94,123.15- 0.0531 * $94,123.15= $89,123.15).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($89,123.15* -0.01 + $89,123.15= $88,231.92) after the withdrawal.
•Carrying this example forward to the end of the Term, assume the Index is down 15%. You will have accrued the full Performance Trigger Rate (6%) and Floor (10%). Since the Index is down, the Index Adjustment credited would be the larger of the Floor and the loss (Maximum (-15%, -10%) = -10%) since the loss is larger than the Floor ($89,123.15+ -0.10 * $89,123.15= $80,210.84) to find the final Index Account Option Value.

Example 9: This example demonstrates taking a single withdrawal halfway through the Term using a Performance Trigger Plus.
•If your starting Premium is $100,000 and you are 100% allocated to a Performance Trigger Plus Index Account Option with a 4% Performance Trigger Plus Rate, 75% Interim Value Proration Factor, and 10% Buffer, then halfway through your Term you would have accrued half of your Performance Trigger Plus Rate after the Interim Value Proration
A-4

Factor is applied (0.5 * 4% * 0.75 = 1.5%) and half of your Buffer after the Interim Value Proration Factor is applied (0.5 * 10% * 0.75 = 3.75%).
•If the Index is down 3% your Interim Value at that time would be credited with the Accrued Performance Trigger Plus Rate ($100,000 * 0.015 + $100,000 = $101,500) since the Accrued Buffer is larger than the loss in Index Value.
•If you withdraw $5,000, your Index Account Option Value will be reduced by the proportion of your withdrawal to the Interim Value ($5,000/$101,500 = 4.93%).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 0.0493 * $100,000 = $95,073.89).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($95,073.89* 0.015 + $95,073.89= $96,500) after the withdrawal.
•Carrying this example forward to the end of the Term, assume the Index is down 11%. You will have accrued the full Performance Trigger Plus Rate (4%) and Buffer (10%). Since the Index is down and the loss is smaller than the Buffer, the Buffer is applied to the loss (-11% + 10% = -1%) to find the final Index Account Option Value ($95,073.89+ -0.01 * $95,073.89= $94,123.15).

Example 10: This Example demonstrates taking multiple withdrawals throughout the Term using a Performance Trigger Plus.
•If your starting Premium is $100,000 and you are 100% allocated to a Performance Trigger Plus with Buffer Index Account Option with an 4% Performance Trigger Plus Rate, 75% Interim Value Proration Factor, and 10% Buffer, then one quarter through your Term you would have accrued a quarter of your Performance Trigger Plus Rate after the Interim Value Proration Factor is applied (0.25 * 4% * 0.75 = 0.75%) and a quarter of your Buffer after the Interim Value Proration Factor is applied (0.25 * 10% * 0.75= 1.875%).
•If the Index is up 3%, your Interim Value at that time would be credited with the Accrued Performance Trigger Plus Rate ($100,000 * 0.0075 + $100,000 = $100,750).
•If you withdraw $5,000 at a quarter through the Term your Index Account Option Value will be reduced by the proportion of your withdrawal to the Interim Value ($5,000/$100,750 = 4.96%).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 0.0496 * $100,000 = $95,037.22).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($95,037.22* 0.0075 + $95,037.22= $95.750) after the withdrawal.
•If you make a second withdrawal of $5,000 three quarters through your Term, you would have accrued three quarters of your Performance Trigger Plus Rate after the Interim Value Proration Factor is applied (0.75 * 4% * 0.75 = 2.25%) and three quarters of your Buffer after the Interim Value Proration Factor is applied (0.75 * 10% *0.75 = 5.625%).
•If the Index is down 5% at that time your Interim Value would have the Accrued Buffer applied to the loss and since the Accrued Buffer is larger than the loss in Index Value, you are credited with the Accrued Performance Trigger Plus Rate to your Interim Value ($95,037.22+ 0.0225 * $95,037.22= $97,175.56).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction ($5,000/$97,175.56= 5.14%) in your Interim Value ($95,037.22- 0.0514 * $95,037.22= $90,147.25).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($90,147.25* 0.0225 + $90,147.25= $92,175.56) after the withdrawal.
•Carrying this example forward to the end of the Term, assume the Index is up 1%. You will have accrued the full Performance Trigger Plus Rate (4%) and Buffer (10%). Since the Index is up, you are credited with the Performance Trigger Plus Rate ($90,147.25+ 0.04 * $90,147.25= $93,753.14) to find the final Index Account Option Value.

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APPENDIX B: STATE VARIATIONS

[TO BE UPDATED BY AMENDMENT]

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. The state in which your Contract is issued also governs whether or not certain options are available or will vary under your Contract.

STATE	FEATURE OR BENEFIT	VARIATION OR AVAILABILITY

B-1

APPENDIX C: INDEX DISCLOSURES

The S&P 500 Index is a product of S&P Dow Jones Indices LLC ("SPDJI"), and has been licensed for use by Jackson. Standard & Poor's®, S&P® and S&P 500® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Jackson.

Jackson's product(s) are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Jackson's products or any member of the public regarding the advisability of investing in securities generally or in Jackson's product(s) particularly or the ability of the S&P 500 Index to track general market performance. S&P Dow Jones Indices' only relationship to Jackson with respect to the S&P 500 Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The S&P 500 Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Jackson or the Jackson's products. S&P Dow Jones Indices have no obligation to take the needs of Jackson or the owners of Jackson's product(s) into consideration in determining, composing or calculating the S&P 500 Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of Jackson's product(s) or the timing of the issuance or sale of Jackson's product(s) or in the determination or calculation of the equation by which Jackson's product(s) is to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of Jackson's product(s). There is no assurance that investment products based on the S&P 500 Index will accurately track Index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to Jackson's product(s) currently being issued by Jackson, but which may be similar to and competitive with Jackson's product(s). In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the S&P 500 Index.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS IN CALCULATING THE INDEX. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY JACKSON, OWNERS OF THE JACKSON'S PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND JACKSON, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

The S&P 500 Index is unmanaged, does not include the payment or reinvestment of dividends in the calculation of its performance, and is not available for direct investment.

THIS ANNUITY IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. ("MSCI"), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE "MSCI PARTIES"). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY JACKSON. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THIS ANNUITY OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN ANNUITIES GENERALLY OR IN THIS ANNUITY PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS ANNUITY OR THE ISSUER OR OWNERS OF THIS

ANNUITY OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THIS ANNUITY OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS ANNUITY TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THIS ANNUITY IS REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THIS ANNUITY OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS ANNUITY.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE ANNUITY, OWNERS OF THE ANNUITY, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Dealer Prospectus Delivery Obligations. All dealers that effect transactions in these securities are required to deliver a prospectus.

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

JACKSON MARKET LINK PROSM ADVISORY
SINGLE PREMIUM DEFERRED INDEX-LINKED ANNUITY

Issued by
Jackson National Life Insurance Company®

The date of this prospectus is _____________. This prospectus contains information about the Contract and Jackson National Life Insurance Company (“Jackson®”) that you should know before investing. This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations of annuity purchasers under the Contract . The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus. It is important that you also read the Contract and endorsements, which may reflect additional non-material state variations or other non-material variations. Jackson's obligations under the Contract are subject to our financial strength and claims-paying ability. The information in this prospectus is intended to help you decide if the Contract will meet your investment and financial planning needs.

Index-linked annuity contracts are complex insurance and investment vehicles. Before you invest, be sure to discuss the Contract’s features, benefits, risks and fees with your financial professional in order to determine whether the Contract is appropriate for you based upon your financial situation and objectives. Please carefully read this prospectus and any related documents and keep everything together for future reference.

This prospectus describes the Indexes, Terms, Crediting Methods, and Protection Options that we currently offer under the Contract. We reserve the right to limit the number of Contracts that you may purchase. We also reserve the right to refuse any Premium payment. Please confirm with us or your financial professional that you have the most current prospectus that describe the availability and any restrictions on the Crediting Methods and Protection Options.

The Contracts are sold by broker-dealers who are also registered as, affiliated with, or in a contractual relationship with a registered investment adviser, through their registered representatives/investment adviser representatives. The Contracts are intended to be used by investors who have engaged these investment advisers and investment adviser representatives to manage their Contract Value for a fee. We offer other registered index-linked annuity products with different product features, benefits and charges. In some states, you may purchase the Contract through an automated electronic transmission/order ticket verification procedure. Ask your financial professional about availability and the details.

The Jackson Market Link Pro Advisory Contract is an individual single Premium deferred registered index-linked annuity Contract issued by Jackson. The Contract provides for the potential accumulation of retirement savings and partial downside protection in adverse market conditions. The Contract is a long-term, tax-deferred annuity designed for retirement or other long-term investment purposes. It is available for use in Non-Qualified plans, Traditional IRAs, and Roth IRAs.
Jackson is located at 1 Corporate Way, Lansing MI, 48951. The telephone number is 1-800-644-4565. Jackson is the principal underwriter for these Contracts. Jackson National Life Distributors LLC (“JNLD”), located at 300 Innovation Drive, Franklin, TN 37067, serves as the distributor of the Contracts.

An investment in this Contract is subject to risk including the possible loss of principal and that loss can become greater in the case of an early withdrawal due to charges and adjustments imposed on those withdrawals. See “Risk Factors” beginning on page 6 for more information.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. It is a criminal offense to represent otherwise. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted.

• Not FDIC/NCUA insured • Not Bank/CU guaranteed • May lose value • Not a deposit • Not insured by any federal agency

SUMMARY

Jackson Market Link Pro Advisory is a Registered Index-Linked Annuity (“RILA”) contract. The Contract is an SEC registered, tax deferred annuity that permits you to link your investment to an Index (or multiple Indexes) over a defined period of time ("term"). If the Index Return is positive, the Contract credits any gains in that Index to your Index Account Option Value, subject to the Crediting Method you choose: a stated Cap Rate, Performance Trigger Rate, or Performance Trigger Plus Rate. If the Index Return is negative, the Contract credits losses, which may be either absorbed or offset, subject to the Protection Option you choose: a stated Buffer or Floor.
The Contract currently offers five Indexes that can be tracked in any combination, which allow for the ability to diversify among different asset classes and investment strategies. There is also a one-year Fixed Account available.
At the end of an Index Account Option Term, we will credit an Index Adjustment (which may be positive, negative, or equal to zero) based on the Index Return, Crediting Method, and Protection Option of the Index Account Option selected.
Indexes: Each Index is comprised of or defined by certain securities or by a combination of certain securities and other investments. Please refer to the section titled “Indexes” for a description of each of the Indexes offered on this Contract. The Indexes currently offered on the Contract are the S&P 500, Russell 2000, MSCI Emerging Markets, MSCI EAFE, and the MSCI KLD 400 Social Index.
Crediting Methods: Each Crediting Method provides the opportunity to receive an Index Adjustment based on any positive Index Return. The Crediting Methods currently offered on the Contract are the Cap, Performance Trigger, and Performance Trigger Plus Crediting Methods. Current Cap Rates, Performance Trigger Rates, and Performance Trigger Plus Rates are provided at the time of application, and to existing owners and financial professionals at any time, upon request.
• A Cap Crediting Method provides you the opportunity to receive a positive Index Adjustment up to a stated Cap Rate if the Index Return is positive at the end of the Index Account Option Term. The Cap Rate is the maximum amount of positive Index Adjustment that you will receive if the Index Return is positive. If the Index Return is less than the stated Cap Rate, you will receive a positive Index Adjustment equal to the Index Return. If the Index Return is in excess of the Cap Rate, your positive Index Adjustment will be limited by (and equal to) the Cap Rate. A Cap Rate is not a guarantee of any positive return.
• A Performance Trigger Crediting Method provides you the opportunity to receive a positive Index Adjustment equal to a stated Performance Trigger Rate if the Index Return is flat or positive at the end of the Index Account Option Term. The Performance Trigger Rate equals the positive Index Adjustment that you will receive if the Index Return is flat or positive, regardless of whether the actual Index Return is higher or lower than the stated Performance Trigger Rate. A Performance Trigger Rate is not a guarantee of any positive return.
• A Performance Trigger Plus Crediting Method provides you the opportunity to receive a positive Index Adjustment equal to a stated Performance Trigger Plus Rate if the Index Return is flat, positive, or negative but not if the negative return is in excess of the elected Buffer Protection Option at the end of the Index Account Option Term. The Performance Trigger Plus Rate equals the positive Index Adjustment that you will receive if the performance criteria are met, regardless of the actual Index Return. The Performance Trigger Plus Crediting Method is only available with the Buffer Protection Option. A Performance Trigger Plus Rate is not a guarantee of any positive returns.
Protection Options: The Protection Options provide a level of downside protection if the Index Return is negative. You may choose either a Buffer or Floor Protection Option. Current Buffer and Floor rates are provided at the time of application.
•A Buffer protects from loss up to a specific amount (typically 10%, 20%, or 30%). You only incur a loss if the Index declines more than the stated Buffer percentage. For example, if an Index declines 15% and you chose a 10% Buffer, you would incur a loss of 5% for that Index Account Option Term. Available Buffer rates are guaranteed to be no less than 5% or more than 50%.
•A Floor protects from loss after a specific threshold. If the Index declines, you incur a loss up to the stated Floor percentage, beyond which, you are protected by any further loss for that Index Account Option Term. For example, if you chose a 10% Floor and the Index declines 15%, you would lose 10% for that Index Account Option Term. Available Floor rates are guaranteed to be no less than 5% or more than 50%.
Index Account Option Terms: The Contract currently offers three term lengths: a 1-Year term, a 3-Year term, and a 6-Year term depending on the Crediting Method and Protection Option you choose.
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As of the date of this prospectus, you may currently select the following combination of Crediting Methods, Protection Options, and Index Account Option Terms with any of the available Indexes:

Crediting Methods	Protection Options*		Term Length
	Buffer	Floor	1-Year	3-Year	6-Year
Cap	10%, 20%, 30%**	10%, 20%	✓	✓	✓
Performance Trigger	10%	10%	✓	N/A	N/A
Performance Trigger Plus	10%	N/A	✓	N/A	N/A
* Protection Option rates listed above are the rates currently available as of the date of this prospectus. These rates may be changed from time to time, so you should contact your financial professional or the Jackson Service Center for current rate availability.
**The 30% Buffer Rate is not available for 1-Year Index Account Option Terms.

The available Crediting Method and Protection Option rates are the rates effective as of the first day of an Index Account Option Term. The rate for a particular Index Account Option Term may be higher or lower than the rate for previous or future Index Account Option Terms. At least 30 days prior to any Index Account Option Term Anniversary, we will provide you with written notice advising you of how you may obtain the available rates for the next Index Account Option Term.

We reserve the right to delete or add Indexes, Crediting Methods, Protection Options, and Index Account Option Terms in the future. At least 30 days prior to the end of your Index Account Option Term, we will provide you with notice identifying the Indexes, Crediting Methods, Protection Options, or Index Account Option Terms that are available, so that you may tell us how you would like your Index Account Option Value allocated on your Index Account Option Term Anniversary. If you do not provide us with instructions prior to your Index Account Option Term Anniversary, and any of your existing elections are no longer available, your Index Account Option Value will be transferred into a one-year Fixed Account on your Index Account Option Term Anniversary.

It is possible that an Index may be replaced during an Index Account Option Term. If an Index is replaced during an Index Account Option Term, we will provide you with notice of the substituted Index, and Index Return for the Index Account Option Term will be calculated by adding the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term. While any substituted Index will need to be approved by regulators prior to replacing your Index, it is possible that you may experience lower Index Return under a substituted Index than you would have if that Index had not been replaced. For more information about replacing Indexes, please see "Replacing an Index" on page [ ]. We also reserve the right to remove, add or change the combinations in which we offer Indexes, Crediting Methods, Protection Options and Index Account Option Terms in the future. All Indexes, Crediting Methods, Protection Options, and Index Account Option Terms we currently offer may not be available through every selling broker-dealer.

Fixed Account: You also have the option to invest all or a portion of your Contract Value into a Fixed Account. Amounts allocated to the Fixed Account earn compounded interest at a fixed rate for the duration of the term. Currently, we offer a one-year term for amounts allocated to the Fixed Account and at the end of the one-year term, you will have the option of reallocating those amounts to Index Account Options, or to continue with the amounts in the Fixed Account. The credited interest rate on the Fixed Account is set annually and can be changed as each one-year term resets on the Contract Anniversary, subject to a guaranteed minimum interest rate.
Any interest credited to the Contract, whether from allocations to the Index Account Options or the Fixed Account, is backed by the claims-paying ability of Jackson National Life Insurance Company.
You are permitted to make transfers and withdrawals under the terms of the Contract. Transfers among Index Account Options or between Index Account Options and the Fixed Account are permissible only at the end of the Index Account Option Term or Fixed Account term. Withdrawals or transfers taken from Index Account Options during the first six years of the Contract may be subject to a Market Value Adjustment and an Interim Value adjustment. Depending on the Crediting Method, Protection Option, Index selected, Interim Value Proration Factor, and the amount of time that has elapsed in the Index Account Option Term, this adjustment could be substantial.
Registered Index Linked Annuities are long term investments, subject to a potentially substantial loss of principal. Working with a financial professional, you should carefully consider which Indexes, Crediting Methods, and Protection Options (or combinations thereof) are right for you based on your risk tolerance, investment objectives, and other relevant factors. Not all options may be suitable for all investors, including the overall purchase of a RILA.
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Contract Overview

Contract	Individual single premium deferred registered index-linked annuity contract
Minimum Premium	$25,000
Issue Ages	0 - 85
Contract Value	The sum of the Fixed Account Value and the Index Account Value.
Index Account Options	Each Index Account Option is defined by an Index, a Crediting Method, a Protection Option, and a Term length. The Crediting Method and Protection Option you choose define the parameters under which the positive or negative Index Adjustment will be credited.
Index Account Option Term	Terms currently available under the Contract are 1, 3, and 6 years in length.
Index	The Indexes currently offered under the Contract are: - S&P 500 Index - Russell 2000 Index - MSCI EAFE Index - MSCI Emerging Markets Index - MSCI KLD 400 Social Index
Crediting Method	The Crediting Methods currently offered under the Contract are: - Cap - Performance Trigger - Performance Trigger Plus
Protection Options	The Protection Options currently offered under the Contract are: - Buffer - Floor
Fixed Account	A Contract Option which provides a declared amount of interest over a stated period.
Interim Value	The daily value of your Index Account Option on any given Business Day prior to the end of an Index Account Option Term. The Interim Value is calculated using prorated Index Adjustment Factors based on the elapsed portion of the Index Account Option Term and the Interim Value Proration Factor.
Transfers	You may request a transfer to or from the Fixed Account and to or from the Index Account Options. You may also request transfers among the available Index Account Options. Transfers among Index Account Options or between Index Account Options and the Fixed Account are permissible only at the end of the Index Account Option Term or Fixed Account term. The effective date of such transfers is the first day of the Fixed Account term and/or an Index Account Option Term into which a transfer is made.
Access to Your Money	You may withdraw some or all of your money at any time prior to the Income Date. For any withdrawal from an Index Account Option, an Interim Value adjustment as of the date of the withdrawal will apply and may substantially reduce your Index Account Option Value. In addition, a withdrawal taken in excess of the MVA Free Withdrawal amount may be subject to a Market Value Adjustment.
Market Value Adjustment
A positive or negative adjustment applied to withdrawals from Index Account Options in excess of the MVA Free Withdrawal amount.

Market Value Adjustments apply during the first six years of the Contract.
For more information about Market Value Adjustments, including details about certain withdrawals that are exempt from Market Value Adjustments, please see the subsection titled “Market Value Adjustment" in the section titled "Index Account".

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Death Benefit	For Owners 75 or younger at the Issue Date of the Contract, the standard death benefit (known as the Return of Premium death benefit) is the greater of the Contract Value or the Premium you paid into the Contract (reduced proportionately by the percentage reduction in the Index Account Option Value and the Fixed Account Value for each partial withdrawal (including any applicable Market Value Adjustment)).

For Owners age 76 or older at the Issue Date of the Contract, the standard death benefit is the Contract Value.
Income Options
You can choose to begin taking income from your Contract at any time, but all of the Contract Value must be annuitized. Market Value Adjustments will apply if you begin taking income in the first six years, and we will use your Interim Value (if you begin taking income on any day other than the Index Account Option Term Anniversary) to calculate your income payments. You may choose from the following annuitization options:

- Life Income
- Joint Life and Survivor Income
- Life Income with Guaranteed Payments for 10 Years or 20 Years
- Life Income for a Specified Period

Once an income option has been selected, and payments begin, the income option may not be changed. No withdrawals will be permitted once the contract is in the income phase. For more information about income options, please see the section titled "Income Options".

Charges and Expenses	You will bear the following charges and expenses: - Premium and Other Taxes.
Free Look Provision	You may cancel the Contract within a certain time period after receiving it by returning the Contract to us or to the financial professional who sold it to you. This is known as a “Free Look.” We will return either your Premium Payment or Contract Value, depending on your state, and we will not deduct any fees or charges.

RISK FACTORS

The purchase of the Contract and the features you elect involve certain risks. You should carefully consider the following factors, in addition to considerations listed elsewhere in this prospectus, prior to purchasing the Contract.

Risk of Loss. An investment in an index-linked annuity is subject to the risk of loss. You may lose money, including the loss of principal.

Liquidity. We designed the Contract to be a long-term investment that you may use to help save for retirement. If you take withdrawals from your Contract during the withdrawal charge period, withdrawal charges may apply. In addition, each time you take a withdrawal, we will recalculate your Index Account Option Value, based on an Interim Value adjustment, which could be positive or negative. In doing so, we use prorated Index Adjustment Factors and your Interim Value Proration Factor(s), both of which serve to reduce any positive Index Adjustment, as well as increase any negative Index Adjustment we credit Any negative adjustment could be significant and impact the amount of Contract Value available for future withdrawals. The adjustments and charges that are imposed when amounts are withdrawn before the end of an Index Account Option Term can result in a loss of Contract Value even if the Index Return has been positive. I n addition, amounts withdrawn from this Contract may also be subject to taxes and a 10% additional federal tax penalty if taken before age 59½. If you plan on taking withdrawals that will be subject to withdrawal charges and/or taking withdrawals before age 59½, this Contract may not be appropriate for you.

Limitations on Transfers. You can transfer Contract Value among the Index Account Options and the Fixed Account only at designated times (on the Index Account Option Term Anniversary for amounts invested in Index Account Options, and Contract Anniversaries for amounts invested in the Fixed Account). You cannot transfer out of a current Index Account Option to another Index Account Option (or to the Fixed Account) until the Index Account Option Term Anniversary and you cannot transfer out of the Fixed Account to an Index Account Option until the Contract Anniversary. In all cases, the amount transferred can only be transferred to a new Index Account Option or Fixed Account. This may limit your ability to react to market conditions. You should consider whether the inability to reallocate Contract Value during the elected investment terms is consistent with your financial needs and risk tolerance.
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In addition, you should understand that for renewals into the same Index Account Option, a new Cap Rate, Performance Trigger Rate, or Performance Trigger Plus Rate will go into effect on the Index Account Option Term Anniversary that coincides with the beginning of the new Index Account Option Term. Such rates could be lower, higher, or equal to your current Crediting Method percentage rate. For more information on how rates are set and communicated, please see the subsection titled "Crediting Methods" under "Additional Information About the Index Account Options".

If we do not receive instructions at the end of the Index Option Term or prior to a Contract Anniversary to change an allocation, no transfers will occur and your current allocation will remain in place for the next elected term, subject to the availability of your elected Index Account Option. This will occur even if the Fixed Account and/or specific Index Account Option is no longer appropriate for your investment goals. For more information about transfers, please see the section titled "Transfers and Reallocations".

Loss of Contract Value. There is a risk of substantial loss of Contract Value (except for amounts allocated to the Fixed Account) due to any negative Index Return that exceeds the Buffer or is within the Floor amount. If any negative Index Return exceeds the Buffer or is within the Floor you have elected at the end of the Index Account Option Term, you will realize the amount of loss associated with your elected Protection Option. Buffers and Floors are not cumulative, and their protection does not extend beyond the length of any given Index Account Option Term. If you keep amounts allocated to an Index Account Option over multiple Index Account Option Terms in which negative Index Adjustments are made, the total combined loss of Index Account Option Value over those multiple Index Account Option Terms may exceed the stated limit of any applicable Protection Option for a single Index Account Option Term.

No Ownership of Underlying Securities. You have no ownership rights in the securities that comprise an Index. Purchasing the Contract is not equivalent to purchasing shares in a mutual fund that invests in securities comprising the Indexes nor is it equivalent to directly investing in such securities. You will not have any ownership interest or rights in the securities, such as voting rights, or the right to receive dividend payments, or other distributions. Index returns would be higher if they included the dividends from the component securities.

Tracking Index Performance.When you allocate money to an Index Account Option, the value of your investment depends in part on the performance of the applicable Index. The performance of an Index is based on changes in the values of the securities or other investments that comprise or define the Index. The securities comprising or defining the Indexes are subject to a variety of investment risks, many of which are complicated and interrelated. These risks may affect capital markets generally, specific market segments, or specific issuers. The performance of the Indexes may fluctuate, sometimes rapidly and unpredictably. Negative Index Return may cause you to realize investment losses. The historical performance of an Index or an Index Account Option does not guarantee future results. It is impossible to predict whether an Index will perform positively or negatively over the course of a term.

While you will not directly invest in an Index, if you choose to allocate amounts to an Index Account Option, you are indirectly exposed to the investment risks associated with the applicable Index as the Contract performance tracks the Index Return and then your elected Crediting Methods and Protection Options are applied based on that performance. Because each Index is comprised or defined by a collection of equity securities, each Index is exposed to market fluctuations that may cause the value of a security to change, sometimes rapidly and unpredictably.
Limits on Investment Return.

•Cap Rate. If you elect a Cap Crediting Method, the highest possible return that you may achieve on your investment is equal to the Cap Rate, or "Cap". The Cap therefore limits the positive Index Adjustment, if any, that may be credited to your Contract for a given Index Account Option Term. The Caps do not guarantee a certain amount of minimum Index Adjustment credited. Any Index Adjustment based on a Cap Crediting Method may be less than the positive return of the Index. This is because any positive return of the Index that we credit to your Index Account Option Value is subject to a maximum in the form of a Cap, even when the positive Index Return is greater.

•Performance Trigger and Performance Trigger Plus Rates. If you elect a Performance Trigger or Performance Trigger Plus Crediting Method, the highest possible return that you may achieve is equal to the Performance Trigger or Performance Trigger Plus Rate. The Performance Trigger or Performance Trigger Plus Rate therefore limit the positive Index Adjustment, if any, that may be credited to your Contract for a given Index Account Option Term. The Performance Trigger and Performance Trigger Plus Rates do not guarantee a minimum Index Adjustment amount. Any Index Adjustment credited for a Performance Trigger or Performance Trigger Plus Crediting Method may be less
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than the positive return of the Index. This is because any positive return of the Index that we credit to your Index Account Option Value is always equal to the Performance Trigger or Performance Trigger Plus Rate, even when the positive Index Return is greater.

Buffers and Floors. If you allocate money to an Index Account Option, Index fluctuations may cause an Index Adjustment to be negative at the end of the Index Account Option Term despite the application of the Buffer or Floor Protection Option that you elect.

•If you elect a Floor, a negative Index Return will always result in a negative Index Adjustment up to the Floor but not in excess of the Floor.
•If you elect a Buffer, a negative Index Return will result in a negative Index Adjustment if the negative Index Return exceeds the Buffer.

In choosing between a Buffer and a Floor, you should consider that the maximum amount of principal you can lose with a Buffer is greater than the maximum amount of principal you can lose with a Floor. Conversely, because of the greater downside risk you assume with a Buffer Protection Option, they tend to offer greater opportunities for upside growth.

If we credit your Contract with a negative Index Adjustment, your Index Account Option Value will be reduced. Buffers and Floors are not cumulative, and their protection does not extend beyond the length of any given Index Account Option Term. Any portion of your Contract Value allocated to an Index Account Option will benefit from the protection of either the Buffer or Floor for that Index Account Option Term only. A new Buffer or Floor will be applied to subsequent Index Account Option Terms. You assume the risk that you will incur a loss and that the amount of the loss could be significant. You also bear the risk that sustained negative Index Return may result in a zero or negative Index Adjustment being credited to your Index Account Option Value over multiple Index Account Option Terms.

If an Index Account Option Value is credited with a negative Index Adjustment for multiple Index Account Option Terms, the total combined loss of Index Account Option Value over those multiple Index Account Option Terms may exceed the stated limit of any applicable Buffer or Floor for a single Index Account Option Term.

Elimination, Suspension, Replacements, Substitutions, and Changes to Indexes, Crediting Methods, and Terms. We may replace an Index if it is discontinued or if there is a substantial change in the calculation of the Index, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive. If we substitute an Index, the performance of the new Index may differ from the original Index. If an Index is replaced during an Index Account Option Term, the Index Return will be based upon the substituted Index from the beginning of the Index Account Option Term until the Index Account Option Term Anniversary. A substitution of an Index during an Index Account Option Term will not cause a change in the Crediting Method, Protection Option, or Index Account Option Term length.

Changes to the Cap Rates, Performance Trigger Rates, and Performance Trigger Plus Rates, if any, occur at the beginning of the next Index Account Option Term. We will provide written notice at least [30] days prior to each Index Account Option Term instructing you how to obtain the Cap Rates, Performance Trigger Rates, and Performance Trigger Plus Rates for the next Index Account Option Term. On the Index Account Option Term Anniversary, you may transfer your Index Account Option Value to another Index Account Option or to the Fixed Account without charge (Market Value Adjustments may apply). The guaranteed maximum Floor and guaranteed minimum Buffer will not change for the life of your Contract.
We may also add or remove an Index, Index Account Option Term, Crediting Method, or Protection Option during the time that you own the Contract. We will not add any Index, Index Account Option Term, Crediting Method, or Protection Option until the new Index or Crediting Method has been approved by the insurance department in your state. Any addition, substitution, or removal of an Index, Crediting Method, Protection Option, or Index Account Option Term will be communicated to you in writing.
Issuing Company. No company other than Jackson has any legal responsibility to pay amounts that Jackson owes under the Contract. The amounts you invest are not placed in a registered separate account, and your rights under the Contract to invested assets and the returns on those assets are subject to the claims paying ability of Jackson. You should review and be comfortable with the financial strength of Jackson for its claims-paying ability.

Effects of Withdrawals, Annuitization, or Death. If a withdrawal is taken, including a required minimum distribution ("RMD") during the Index Account Option Term, it could be subject to a Market Value Adjustment as well as an Interim Value adjustment that could reduce your Index Account Option Value. Such reduction could be significant. The Interim Value adjustment may result in an Index Adjustment that is less than the Index Adjustment you would have received if you had
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held the investment until the end of the Index Account Option Term. If you take a withdrawal when the Index Return is negative, your remaining Contract Value may be significantly less than if you waited to take the withdrawal when the Index Return was positive.

All withdrawals, including RMDs, will be taken proportionately from each of your Index Account Options and Fixed Account unless otherwise specified. Withdrawals can also reduce the Death Benefit. Any Return of Premium death benefit will be reduced in a pro-rated amount. Pro rata reductions can be greater than the actual dollar amount of your withdrawal.

In addition, since all withdrawals reduce the Contract Value, withdrawals will also reduce the amount that can be taken as income since such amount is determined by the Contract Value on the Income Date. The Latest Income Date for this contract is age 95.
If your Contract Value falls below the minimum contract value remaining as a result of a withdrawal (as stated in your Contract), we may terminate your Contract.
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GLOSSARY

These terms are capitalized when used throughout this prospectus because they have special meaning. In reading this prospectus, please refer back to this glossary if you have any questions about these terms.

Adjusted Index Return - the percentage change in an Index value measured from the start of an Index Account Option Term to the end of the Index Account Option Term, adjusted based on the elected Cap Rate, Performance Trigger Rate, Performance Trigger Plus Rate, Buffer or Floor.

Annuitant – the natural person on whose life annuity payments for this Contract are based. The Contract allows for the naming of joint Annuitants. Any reference to the Annuitant includes any joint Annuitant.

Beneficiary – the natural person or legal entity designated to receive any Contract benefits upon the Owner’s death. The Contract allows for the naming of multiple Beneficiaries.

Buffer - one of the two Protection Options offered and an Index Adjustment Factor. A Buffer is the amount of negative Index price change before a negative Index Adjustment is credited to the Index Account Option Value at the end of an Index Account Option Term, expressed as a percentage. A Buffer protects from loss up to a stated amount. You only incur a loss if the Index declines more than the stated Buffer percentage during the Index Account Option Term (though it is possible to incur a loss in excess of the stated Buffer percentage if you make a withdrawal prior to the end of the Index Account Option Term).

Business Day - any day that the New York Stock Exchange is open for business.

Cap Rate ("CR") or Cap - one of three currently available Crediting Methods, and an Index Adjustment Factor. The Cap Rate is the maximum positive Index Adjustment, expressed as a percentage, that will be credited to an Index Account Option under the Cap Crediting Method at the end of each Index Account Option Term.

Contract - the single premium deferred Index-linked annuity contract and any optional endorsements you may have selected.

Contract Anniversary - each one-year anniversary of the Issue Date.

Contract Option - one of the options offered by the Company under this Contract. The Contract Options for this product are the Fixed Account and Index Account.

Contract Value - the sum of the allocations to the Fixed Account and the Index Account.

Contract Year - the succeeding twelve months from a Contract’s Issue Date and every anniversary. The first Contract Year (Contract Year 0-1) starts on the Contract’s Issue Date and extends to, but does not include, the first Contract Anniversary. Subsequent Contract Years start on an anniversary date and extend to, but do not include, the next anniversary date.

For example, if the Issue Date is January 15, 2021 then the end of Contract Year 1 would be January 14, 2022, and January 15, 2022, which is the first Contract Anniversary, begins Contract Year 2.

Crediting Method - the general term used to describe a method of crediting the applicable positive Index Adjustment at the end of an Index Account Option Term.

Fixed Account - a Contract Option in which amounts earn a declared rate of interest for a stated period.

Fixed Account Minimum Interest Rate - the minimum interest rate applied to the Fixed Account, guaranteed for the life of the Contract.

Fixed Account Minimum Value - the minimum guaranteed amount of the Fixed Account Value. The Fixed Account Minimum Value is equal to 87.5% of all amounts allocated to the Fixed Account, reduced by withdrawals and transfers from the Fixed Account, and taxes, accumulated at the Fixed Account Minimum Interest Rate.

Fixed Account Value - the value of the portion of the Premium allocated to the Fixed Account. The Fixed Account Value is equal to the larger of the Fixed Account Minimum Value or Premium allocated to the Fixed Account, plus interest credited daily at never less than the Fixed Account Minimum Interest Rate for the Contract per annum, less any partial withdrawals, and any amounts transferred out of the Fixed Account.

Floor - one of the two Protection Options offered and an Index Adjustment Factor. A Floor is the maximum negative Index Adjustment that will be credited to the Index Account Option Value at the end of the Index Account Option Term, expressed as a percentage. A Floor protects from loss after a stated threshold. If the Index declines during the Index Account Option Term, you incur a loss up to the stated Floor percentage, and are protected from any further loss beyond the Floor during that Index Account Option Term (though it is possible to incur a loss in excess of the stated Floor percentage if you make a withdrawal prior to the end of the Index Account Option Term).
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Good Order - when our administrative requirements, including all information, documentation and instructions deemed necessary by us, in our sole discretion, are met in order to issue a Contract or execute any requested transaction pursuant to the terms of the Contract.

Income Date - the date on which Income Payments are scheduled to begin as described in the Income Provisions.

Index - a benchmark used to determine the positive or negative Index Adjustment credited, if any, for a particular Index Account Option.

Index Account - a Contract Option in which amounts are credited positive or negative index-linked interest for a specified period.

Index Account Option - an option within the Index Account for allocation of Premium, defined by its term, Index, Crediting Method, and Protection Option.

Index Account Option Term - the selected duration of an Index Account Option.

Index Account Option Term Anniversary - the Business Day concurrent with or immediately following the end of an Index Account Option Term.

Index Account Option Value - the value of the portion of Premium allocated to an Index Account Option.

Index Account Value - the sum of the Index Account Option Values.

Index Adjustment - an adjustment to Index Account Option Value at the end of each Index Account Option Term, or at the time of withdrawal of Index Account Option Value. Index Adjustments can be positive or negative, depending on the performance of the selected Index, Crediting Method, and Protection Option. The Index Adjustment is equal to the Adjusted Index Return. During an Index Account Option Term, the Index Adjustment is equal to the Adjusted Index Return, further adjusted based on your prorated Index Adjustment Factors and the Interim Value Proration Factor.
Index Adjustment Factor(s) - the parameters used to determine the amount of an Index Adjustment. These parameters are specific to the applicable Crediting Method and Protection Option. Cap Rates, Performance Trigger Rates, Performance Trigger Plus Rates, Buffers, and Floors are all Index Adjustment Factors.

Index Return - the percentage change in an Index value measured from the start of an Index Account Option Term to the end of the Index Account Option Term.

Interim Value - the amount used to adjust, positively or negatively, the Index Account Option Value at the time of a withdrawal prior to the end of the Index Account Option Term. The Interim Value uses your prorated Index Adjustment Factors (based on the elapsed portion of the Index Account Option Term) and the Interim Value Proration Factor.

Interim Value Proration Factor ("IVPF") - the percentage applied to the prorated Index Adjustment Factors in the calculation of Interim Value at the time of a withdrawal prior to the end of the Index Account Option Term. The IVPF equals 100% during the Market Value Adjustment period. After the Market Value Adjustment period ends, the IVPF is reset annually on the Index Account Option Anniversary and may vary by Crediting Method and Protection Option combination. The IVPF is guaranteed to be at least 50% after the Market Value Adjustment period ends.

Issue Date - the date your Contract is issued.

Jackson, JNL, we, our, or us – Jackson National Life Insurance Company. (We do not capitalize “we,” “our,” or “us” in the prospectus.)

Latest Income Date ("LID") - the date on which you will begin receiving income payments. The Latest Income Date is the Contract Anniversary on which the Owner will be 95 years old, or such earlier date required by a qualified plan, law or regulation.

Market Value Adjustment ("MVA") - a positive or negative adjustment we apply to amounts you withdraw from an Index Account Option during the first six years of the Contract, or amounts you convert into income payments if your Income Date is before one completed Contract Year.

Owner, you or your – the natural person or legal entity entitled to exercise all rights and privileges under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint Owners. (We do not capitalize “you” or “your” in the prospectus.) Any reference to the Owner includes any joint Owner.

Performance Trigger Rate ("PTR") - one of three currently available Crediting Methods, and an Index Adjustment Factor. The PTR is the amount of positive Index Adjustment, expressed as a percentage, that will be credited to an Index Account Option under the Performance Trigger Crediting Method at the end of each Index Account Option Term if the performance criteria are met.

Performance Trigger Plus Rate ("PTPR") - an Index Adjustment Factor. The PTPR is the amount of interest, expressed as a percentage, that will be credited to an Index Account Option under the Performance Trigger Plus
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Crediting Method at the end of each Index Account Option Term if the performance criteria are met.

Premium - consideration paid into the Contract by or on behalf of the Owner. The maximum Premium payment you may make without prior approval is $1 million. This maximum amount is subject to further limitations at any time.

Protection Options - the general term used to describe the Floor and Buffer Index Adjustment Factors. Protection Options provide varying levels of partial protection against the risk of loss of Index Account Option Value when Index Return is negative.

Remaining Premium - total Premium paid into the Contract, reduced by withdrawals of Premium, before withdrawals are adjusted for any applicable charges.

Withdrawal Value - the amount payable upon a total withdrawal of Contract Value. The Withdrawal Value is equal to the Contract Value, subject to any applicable positive or negative Interim Value adjustment, adjusted for any applicable Market Value Adjustment.

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THE ANNUITY CONTRACT

Your Contract is a contract between you, the Owner, and us. The Contract is an individual single Premium deferred index-linked annuity. Your Contract and any endorsements are the formal contractual agreement between you and the Company.
Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit. Purchases under tax-qualified plans should be made for other than tax deferral reasons. Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract. We will not issue a Contract to someone older than age 85.

Your Premium and Contract Value may be allocated to:

•the Fixed Account, in which amounts earn a declared rate of interest for a certain period,
•the Index Account, in which amounts may be allocated to the Index Account Options, which are currently available with a variety of Crediting Methods and term lengths, and certain Protection Options, all of which may be credited with a positive or negative Index Adjustment based upon the performance of a specified Index.
Your Contract, like all deferred annuity contracts, has two phases:

•the accumulation phase, when your Premium may accumulate value based upon the Index Adjustment and/or Fixed Account interest credited, and
•the income phase, when we make income payments to you.
As the Owner, you can exercise all the rights under your Contract. In general, joint Owners jointly exercise all the rights under the Contracts. In some cases, such as telephone and internet transactions, joint Owners may authorize each joint Owner to act individually. On jointly owned Contracts, correspondence and required documents will be sent to the address of record of the primary Owner.

State Variations. This prospectus describes the material rights and obligations under the Contract. There may be some variations to the general description in this prospectus, where required by specific state laws. Please refer to your Contract for specific variations applicable to you. Any state variations will be included in your Contract and any endorsements to your Contract. For a general list of state variations, please refer to Appendix B.

Owner. As Owner, you may exercise all ownership rights under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint Owners. Only two joint Owners are allowed per Contract. Any reference to the Owner includes any joint Owner. Joint Owners have equal ownership rights, and as such, each Owner must authorize any exercise of Contract rights unless the joint Owners instruct us in writing to act upon authorization of an individual joint Owner.

Ownership Changes. To the extent allowed by state law, we reserve the right to refuse ownership changes at any time on a non-discriminatory basis, as required by applicable law or regulation. You may request to change the Owner or joint Owner of this Contract by sending a signed, dated request to our Service Center. The change of ownership will not take effect until it is approved by us, unless you specify another date, and will be subject to any payments made or actions taken by us prior to our approval. We will use the oldest Owner's age for all Contract purposes. No person whose age exceeds the maximum issue age allowed by Jackson as of the Issue Date of the Contract may be designated as a new Owner.

Jackson assumes no responsibility for the validity or tax consequences of any ownership change. If you make an ownership change, you may have to pay taxes. We encourage you to seek legal and/or tax advice before requesting any ownership change.

Annuitant. The Annuitant is the natural person on whose life income payments for this Contract are based. If the Contract is owned by a natural person, you may change the Annuitant at any time before you begin taking income payments by sending a written, signed and dated request to the Service Center. Contracts owned by legal entities are not eligible for Annuitant changes. The Annuitant change will take effect on the date you signed the change request, unless you specify otherwise, subject to any payments made or actions taken by us prior to receipt of the request in Good Order. We reserve the right to limit the number of joint Annuitants to two.

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Beneficiary. The Beneficiary is the natural person or legal entity designated to receive any Contract benefits upon the first Owner's death. The Contract allows for the naming of multiple Beneficiaries. You may change the Beneficiary(ies) by sending a written, signed and dated request to the Service Center. If an irrevocable Beneficiary was previously designated, that Beneficiary must consent in writing to any change. The Beneficiary change will take effect on the date you signed the change request, subject to any payments made or actions taken by us prior to receipt of the request in Good Order.

Assignment. To the extent allowed by state law, we reserve the right to refuse assignments at any time on a non-discriminatory basis, as required by applicable law or regulation. You may request to assign this Contract by sending a signed, dated request to our Service Center. The assignment will take effect on the date we approve it, unless you specify another date, subject to any payments made or actions taken by us prior to our approval. Your right to assign the Contract is subject to the interest of any assignee or irrevocable Beneficiary. If the Contract is issued pursuant to a qualified plan, it may not be assigned except under such conditions as may be allowed under the plan and applicable law. Generally, an assignment or pledge of a non-qualified annuity is treated as a distribution.

Jackson assumes no responsibility for the validity or tax consequences of any assignment. We encourage you to seek legal and/or tax advice before requesting any assignment.

PREMIUM

Minimum Premium:

•$25,000 under most circumstances

Maximum Premium:

•The maximum Premium payment you may make without our prior approval is $1 million.

We reserve the right to waive minimum and maximum Premium amounts in a non-discriminatory manner. Our right to restrict Premium to a lesser maximum amount may affect the benefits under your Contract.

Allocations of Premium. You may allocate Premium to any available Indexed Account Option or Fixed Account. Each allocation must be a whole percentage between 0% and 100%. The minimum amount you may allocate to an Indexed Account Option or Fixed Account is $100.

We will issue your Contract and allocate your Premium payment within two Business Days (days when the New York Stock Exchange is open) after we receive your complete Premium payment and all information that we require for the purchase of a Contract in Good Order. We reserve the right to reject a Premium payment that is comprised of multiple payments paid to us over a period of time. If we permit you to make multiple payments as part of your Premium payment, the Contract will not be issued until all such payments are received in Good Order. We reserve the right to hold such multiple payments in a non-interest bearing account until the Issue Date. If we do not receive all information required to issue your Contract, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five Business Days, we will return your money. Each Business Day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time). No Premium will be accepted after the Contract has been issued.

Free Look. You may cancel your Contract by returning it to your financial professional or to us within ten days after receiving it. In some states, the Free Look period may be longer. Please see the front page of your Contract for the Free Look period that applies to your Contract. In general, if you cancel your Contract during this period, we will return:

•Premiums paid to the Fixed Account, less

•any withdrawals from the Fixed Account, plus

•the Index Account Value.

We will determine the Index Account Value as of the date we receive the Contract. In some states, we are required to return Premium payments only. We will pay the applicable free look proceeds within seven days of a request in Good Order. In some
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states, we are required to hold the Premiums of a senior citizen in the Fixed Account during the free look period, unless we are specifically directed to allocate the Premium to the Index Account.

CONTRACT OPTIONS

The Contract is divided into two general categories for allocation of your Premium and Contract Value: the Fixed Account, where amounts earn a declared rate of interest for an annually renewable one-year term, and the Index Account, where amounts earn index-linked interest ("Index Adjustment") for a specified term based upon the performance of a selected Index.

Fixed Account. The Fixed Account is an annually renewable account in which amounts you allocate earn a declared rate of interest. Fixed Account interest rates are guaranteed for one year from the date you allocate amounts into the Fixed Account and are subject to change on each Contract Anniversary thereafter. In no event will the interest rate credited to amounts allocated to the Fixed Account be less than the Fixed Account Minimum Interest Rate, as discussed below.

Fixed Account Value. The Fixed Account Value is equal to (1) the value of Premium and any amounts transferred into the Fixed Account; (2) plus interest credited daily at a rate not less than the Fixed Account Minimum Interest Rate, per annum; (3) less any gross partial withdrawals; (4) less any amounts transferred out of the Fixed Account. The Fixed Account Value will never be less than the Fixed Account Minimum Value. The Fixed Account Minimum Value is equal to the greater of (a) eighty-seven and one half (87.5%) of any allocations to the Fixed Account, plus interest credited daily at never less than the Fixed Account Minimum Interest Rate per annum, less any partial withdrawals after being reduced for any applicable taxes, or (b) zero.

Rates of Interest We Credit. This Contract guarantees a Fixed Account Minimum Interest Rate that applies to amounts allocated to the Fixed Account. The Fixed Account Minimum Interest Rate guaranteed by the Contract will be no less than the minimum non-forfeiture rate. The minimum non-forfeiture rate will be determined by Jackson, pursuant to the requirements outlined by the Standard Nonforfeiture Law for Individual Deferred Annuities. The Fixed Account Minimum Interest Rate is guaranteed for the life of the Contract. In addition, we establish a declared rate of interest ("base interest rate") at the time you allocate any amounts to the Fixed Account, and that base interest rate will apply to that allocation for the entire one-year Fixed Account term. To the extent that the base interest rate that we establish for any allocation is higher than the Fixed Account Minimum Interest Rate, we will credit that allocation with the higher base interest rate. Thus, the declared base interest rate could be greater than the guaranteed Fixed Account Minimum Interest Rate specified in your Contract, but will never cause your allocation to be credited at less than the currently applicable Fixed Account Minimum Interest Rate. On each Contract Anniversary, the base interest rate is subject to change.

Index Account. Amounts allocated to the Index Account are credited with an Index Adjustment at the end of each Index Account Option Term based upon the performance of the selected Index, Crediting Method, and Protection Option. Your selections from available options make up what are referred to as Index Account Options, which are available with different combinations of Indexes, Protection Options, Crediting Methods, and term lengths. As of the date of this prospectus, the following options are currently available for election with any of the Indexes:

Crediting Methods	Protection Options*		Term Length
	Buffer	Floor	1-Year	3-Year	6-Year
Cap	10%, 20%, 30%**	10%, 20%	✓	✓	✓
Performance Trigger	10%	10%	✓	N/A	N/A
Performance Trigger Plus	10%	N/A	✓	N/A	N/A
* Protection Option rates listed above are the rates currently available as of the date of this prospectus. These rates may be changed from time to time, so you should contact your financial professional or the Jackson Service Center for current rate availability.
**The 30% Buffer Rate is not available for 1-Year Index Account Option Terms.

Crediting Method and Protection Option Rates. Available rates for Crediting Methods and Protection Options are the rates effective as of the first day of your Index Account Option Term. The rates for a particular Index Account Option Term may be higher or lower than the rates for previous or future Index Account Option Terms. At least 30 days prior to any Index Account Option Term Anniversary, we will provide you with written notice advising you of how you may obtain the rates for the next Index Account Option Term. You may also request current rates at any time by contacting your financial professional or the
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Jackson Service Center. Guaranteed minimum and maximum rates for each Crediting Method and Protection Option are listed below in the sections for each specific Crediting Method and Protection Option.

Index Account Value. The Index Account Value is equal to the sum of all the Index Account Option Values.

Index Account Option Value. When you allocate Contract Value to an Index Account Option for an Index Account Option Term, your investment in the Index Account Option is represented by an Index Account Option Value. Your Index Account Option Value is the portion of your Contract Value allocated to that Index Account Option at any given time. If you allocate Contract Value to multiple Index Account Options at the same time, you will have a separate Index Account Option Value for each Index Account Option in which you are invested. The minimum amount you may allocate to an Index Account Option is $100.

•At the beginning of the Index Account Option Term, your Index Account Option Value is equal to the Premium allocated or Contract Value transferred to the Index Account Option, less any amount transferred out of the Index Account Option.

•During the Index Option Term, your Index Account Option Value is equal to the Interim Value, which is equal to the Index Account Option Value at the beginning of the Index Account Option Term, reduced for any partial withdrawals taken from the Index Account Option during the current Index Account Option Term (including any Market Value Adjustments on such withdrawals) in the same proportion that the Interim Value was reduced on the date of any such withdrawal, credited with a positive or negative Index Adjustment. The Index Adjustment credited is subject to the prorated Index Adjustment Factors as of the date of the withdrawal, and the Interim Value Proration Factor. During the Index Account Option Term, your Interim Value will never be less than zero.

•At the end of the Index Account Option Term, your Index Account Option Value is equal to the Index Account Option Value at the beginning of the Index Option Term reduced for any partial withdrawals taken from the Index Account Option during the current Index Account Option Term (including any Market Value Adjustments on such withdrawals) in the same proportion that the Interim Value was reduced on the date of any such withdrawal, and credited with a positive or negative Index Adjustment. At the end of your Index Account Option Term, your Index Account Option Value will never be less than zero.

Index Adjustment. For each Index Account Option to which you allocate Contract Value, at the end of the Index Account Option Term, we will credit your Index Account Option Value with an Index Adjustment. This Index Adjustment can be positive or negative, depending on the performance of the Index and the Crediting Method and Protection Option chosen.

•If the Index Adjustment is positive, your Index Account Option Value will increase by a dollar amount equal to the positive Index Adjustment.

•If the Index Adjustment is negative, your Index Account Option Value will decrease by a dollar amount equal to the negative Index Adjustment.

•If the Index Adjustment is equal to zero, no Index Adjustment will be credited and there will be no adjustment to your Index Account Option Value.

We also credit a positive or negative Index Adjustment during the Index Account Option Term when you take a withdrawal. During the term, the Index Adjustment is subject to the prorated Index Adjustment Factors, as of the date of the withdrawal. and the Interim Value Proration Factor.
Interim Value. Because the Index Account Options are designed to credit an Index Adjustment by measuring the change in the Index Return from the beginning of the Index Account Option Term to the end of the Index Account Option Term, an Interim Value calculation is necessary to determine the daily value of your Index Account Option on any given Business Day for purposes of withdrawals prior to the end of the Index Account Option Term. For each Index Account Option, the value we assign on any Business Day prior to the end of the Index Account Option Term is called the Interim Value. The Interim Value of an Index Account Option is equal to the amount allocated to the Index Account Option, adjusted for the Index Return of the associated Index and subject to the prorated Index Adjustment Factor that you have elected (Cap Rate/Performance Trigger Rate/Performance Trigger Plus Rate/Buffer/Floor) and the Interim Value Proration Factor ("IVPF"), if applicable.

The Interim Value calculation is the same for all Crediting Methods. It uses the Index value on two dates to determine the Index Adjustment credited during any Index Account Option Term: the beginning date of the Index Account Option Term and the
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current date within that Index Account Option Term on which the Interim Value is being calculated. To determine the Index Adjustment credited, we calculate the net change in Index value between the beginning of the Index Account Option Term and the current Index value and express it as a percentage. If the resulting percentage is positive, we apply the Interim Value Proration Factor ("IVPF") to the prorated Crediting Method that you have elected (Cap Rate/Performance Trigger Rate/ Performance Trigger Plus Rate). If the Index return is negative, we apply the IVPF to the prorated Protection Option that you have elected (Buffer/Floor). This adjusted Index Return is then multiplied by the Index Account Option Value at the beginning of the Index Account Option Term (adjusted to reflect any withdrawals during the term) to determine the amount of Index Adjustment to credit. The Index Adjustment is then added to or subtracted from the Index Account Option Value at the beginning of the term (adjusted to reflect any withdrawals during the term) to calculate the current Interim Value. Please see Appendix A for examples of the calculation of Interim Value under different scenarios.
Interim Value Proration Factor. The Interim Value Proration Factor ("IVPF") is the percentage applied to the prorated Crediting Method and Protection Option, in the calculation of Interim Value. The IVPF is guaranteed to equal 100% during the first six Contract Years, after which the IVPF will be declared annually on the Index Account Option Anniversary. The IVPF is locked in at the beginning of each Index Account Option Term, and it does not apply to withdrawals made on any Index Account Option Term Anniversary. All Crediting Methods and Protection Option combinations are each subject to a unique IVPF. The IVPF will be determined by the Company and may vary by Crediting Method and Protection Option combination. Please see Appendix A for examples of the calculation of Interim Value using IVPF under different scenarios.

Market Value Adjustment . A Market Value Adjustment ("MVA") may apply to amounts withdrawn, annuitized, or transferred from an Index Account Option during the first six Contract Years. The Market Value Adjustment reflects changes in the level of interest rates since the beginning of the Index Account Option Term.

In order to determine whether there will be a Market Value Adjustment, we first compare the MVA reference rate on the Issue Date to the MVA reference rate on the date you are removing Contract Value. The MVA reference rate is Bloomberg Barclays U.S. Intermediate Corporate Bond Index Yield to Maturity, expressed as a percentage. If the MVA reference rate is not published for a particular day, the MVA reference rate as of the prior business day will be used.

If the MVA reference rate at the time of your withdrawal (or Income Date if income payments begin during the first Contract Year) is higher than the MVA reference rate on your Issue Date, a downward adjustment to the amount withdrawn may apply, which would reduce the amount paid or taken as income. If the MVA reference rate at the time of withdrawal is lower than the MVA reference rate declared on your Issue Date, an upward adjustment to the amount withdrawn may apply, which would increase the amount paid or taken as income. There will be no Market Value Adjustment if the two rates are the same. A Market Value Adjustment will not otherwise affect the values under your Contract.

There is no Market Value Adjustment on: death benefit payments; payments pursuant to a life contingent income option or an income option resulting in payments spread over at least five years if the Income Date is after the first completed Contract Year; amounts withdrawn for Contract charges; amounts removed from any Index Account Option on the Latest Income Date, transfers among Contract Options, withdrawals taken under the MVA Free Withdrawal provision, withdrawals taken to satisfy a required minimum distribution ("RMD"), amounts you withdrawal after the first six Contract Years, and withdrawals from a Fixed Account.

MVA Free Withdrawal. During each of the first six Contract Years, certain partial withdrawals from the Index Account Options will not incur a Market Value Adjustment. The amount of the MVA Free Withdrawal is 10% of the Contract Value during each Contract Year that would otherwise incur a Market Value Adjustment. The MVA Free Withdrawal may be taken once or through multiple withdrawals throughout the Contract Year. Any amount withdrawn to satisfy a required minimum distribution reduces the amount of available MVA Free Withdrawal. No MVA Free Withdrawal may exceed the Withdrawal Value. Withdrawals during any contract year in excess of the MVA Free Withdrawal may be subject to any applicable MVA.

ADDITIONAL INFORMATION ABOUT THE INDEX ACCOUNT OPTIONS

Indexes. When you allocate money to the Index Account, you are credited the Index Adjustment based upon the performance of your selected Index. You should discuss the available Indexes with your financial professional and obtain advice on which Index is best suited for your specific financial goals. Currently, we offer the following Indexes:

•S&P 500 Index: The S&P 500 Index is comprised of equity securities issued by large-capitalization U.S. companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies.

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•Russell 2000 Index: The Russell 2000 Index is comprised of equity securities of small-capitalization U.S. companies. In general, the securities of small-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Small-capitalization companies are more likely to fail than larger companies.

•MSCI EAFE Index: The MSCI EAFE Index is comprised of equity securities of large- and mid-capitalization companies and it is designed to measure the equity market performance of developed markets, including countries in Europe, Australia, and the Far East. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies, and the securities of mid-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Securities issued by non-U.S. companies (including related depositary receipts) are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty).

•MSCI Emerging Markets Index: The MSCI Emerging Markets Index is comprised of equity securities of large- and mid-capitalization companies in emerging markets. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies, and the securities of larger companies. Mid-capitalization companies are more likely to fail than larger companies. Securities issued by non-U.S. companies (including related depositary receipts) are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty). Those risks are typically more acute when issuers are located or operating in emerging markets. Emerging markets may be more likely to experience inflation, political turmoil, and rapid changes in economic conditions than developed markets. Emerging markets often have less uniformity in accounting and reporting requirements, less reliable valuations, and greater risk associated with custody of securities than developed markets.

•MSCI KLD 400 Social Index: The MSCI KLD 400 Social Index is comprised of equity securities that provide exposure to companies with outstanding Environmental, Social and Governance (ESG) ratings and excludes companies whose products have negative social or environmental impacts. Since the primary objective of this Index is to track companies with a positive social or environmental impact, this Index may underperform the market as a whole or other indexes that do not screen for ESG standards. The Index may include large-, mid-, and small-capitalization companies. In general, large capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of other successful smaller companies, and the securities of smaller capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Smaller companies are more likely to fail than larger companies.

We reserve the right to add, remove, or replace any Index, Term, Crediting Method, or Protection Option in the future, subject to necessary regulatory approvals. If an Index is replaced during an Index Account Option Term, Index Return will be based upon the substituted Index.

Replacing an Index. We may replace an Index if it is discontinued or the Index is no longer available to us or if the Index's calculation changes substantially. Additionally, we may replace an Index if hedging instruments become difficult to acquire or the cost of hedging related to such Index becomes excessive. We may do so at the end of an Index Account Option Term or during an Index Account Option Term. We will notify you in writing at least 30 days before we replace an Index. If an Index is replaced during an Index Account Option Term, the Index Return will be based upon the substituted Index from the beginning of the Index Account Option Term until the Index Account Option Term Anniversary. A substitution of an Index during an Index Account Option Term will not cause a change in the Crediting Method, Protection Option, or Index Account Option Term length.

If we replace an Index, we will attempt to select a new Index that is similar to the old Index. In making this evaluation, we will look at factors such as asset class; Index composition; strategy or methodology inherent to the Index; and Index liquidity.

Index Return. The Index Return for an Index Account Option is the percentage change in the Index value from the start of an Index Account Option Term to the end of the Index Account Option Term.
Example: Assume that you allocate Contract Value to an Index Account Option with the S&P 500 Index, Cap Crediting Method, and Buffer Protection Option. Between the beginning and end of the Index Account Option Term, the value of the S&P 500 Index increases by 5%. Thus, the Index Return for that Index Account would be 5%. If instead the S&P 500 Index decreased by 5%, the Index Return for that Index Account would be -5%.
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Adjusted Index Return. After the Index Return is calculated at the end of the Index Account Option Term, we next calculate the Adjusted Index Return. The Adjusted Index Return reflects any applicable adjustments to the Index Return based on the Cap Rate, Performance Trigger Rate, or Performance Trigger Plus Rate, if the Index Return is positive, or the Buffer or Floor, if the Index Return is negative. The Index Adjustment will be credited to the Index Account Option at a rate equal to the Adjusted Index Return.
Example: Assume, as above, that you allocate Contract Value to an Index Account Option with the S&P 500 Index, Cap Crediting Method, and Buffer Protection Option. Between the beginning and end of the Index Account Option Term, the value of the S&P 500 Index increases by 15%. Thus, the Index Return for that Index Account would be 15%. Assume now that your Index Account Option has a Cap Rate of 10%. Your Index Return of 15% would be adjusted to your maximum 10% Cap Rate, making your Adjusted Index Return 10%.

Protection Options. Your selected Protection Option will define the manner in which any (negative) Index Adjustments are credited to you if your selected Index performs negatively during your Index Account Option Term. When you allocate amounts to the Index Account, you are indirectly exposed to the investment risks associated with the applicable Index. Because each Index is comprised or defined by a collection of equity securities, each Index is exposed to market fluctuations which may cause the value of a security to change, sometimes rapidly and unpredictably. The Contract provides two options to provide some level of protection against the risk of loss of Index Account Value for any negative Index Return: Buffers and Floors.

Buffer. A Buffer is the amount of negative Index price change before a negative Index Adjustment is credited to the Index Account Option Value at the end of an Index Account Option Term, expressed as a percentage. Put another way, a Buffer protects your Index Account Option Value from loss up to a specified amount (typically 10%, 20%, or 30%). Jackson protects you from any loss associated with Index decline up to your elected Buffer percentage. You only incur a loss if the Index has declined more than your elected Buffer percentage as of your Index Account Option Term Anniversary.

Withdrawals taken prior to the end of the Index Account Option Term will reduce the Index Account Option Value in the same proportion that the Interim Value was reduced on the date of the withdrawal. The Interim Value reflects the application of a prorated Buffer based on the elapsed portion of the Index Account Option Term and the Interim Value Proration Factor.

The available Buffer rates are the rates effective as of the first day of an Index Account Option Term. The Buffer rate for a particular Index Account Option Term may be higher or lower than the Buffer rate for previous or future Index Account Option Terms. In no event will a Buffer rate be less than 5% or more than 50% during the life of your Contract. At least 30 days prior to any Index Account Option Term Anniversary, we will provide you with written notice advising you of how you may obtain the available Buffer rates for the next Index Account Option Term.

Floor. A Floor is the maximum loss that will be credited to the Index Account Option at the end of the Index Account Option Term, expressed as a percentage. In contrast to the Buffer, a Floor protects your Index Account Option Value from loss greater than a specified amount (typically 10%, 20%, or 30%). This means that if the Index has declined as of your Index Account Option Term Anniversary, you will incur all of the loss up to your elected Floor percentage. Jackson will protect you from any Index decline greater than your elected Floor percentage.

Withdrawals taken prior to the Index Account Option Term will reduce the Index Account Option Value in the same proportion as the Interim Value was reduced on the date of the withdrawal. The Interim Value reflects the application of a prorated Floor based on the elapsed portion of the Index Account Option Term and the Interim Value Proration Factor.

The available Floor rates are the rates effective as of the first day of an Index Account Option Term. The Floor rate for a particular Index Account Option Term may be higher or lower than the Floor rate for previous or future Index Account Option Terms. In no event will a Floor rate be less than 5% or more than 50% during the life of your Contract. At least 30 days prior to any Index Account Option Term Anniversary, we will provide you with written notice advising you of how you may obtain the available Floor rates for the next Index Account Option Term.

Please see Appendix A for examples of how the Interim Value is calculated with prorated Index Adjustment Factors under various scenarios.

Crediting Methods. Your selected Crediting Method will dictate the manner in which the Index Adjustment is credited to you if your selected Index performs positively during your Index Account Option Term. Current Cap Rates, Performance Trigger Rates, and Performance Trigger Plus Rates are provided at the time of application, and to existing owners and financial professionals at any time, upon request.
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To determine the Index Adjustment amount that will be credited to your Index Account Option Value at the end of each Index Account Option Term, we calculate the Adjusted Index Return for that Index Account Option. We calculate this Adjusted Index Return by applying the applicable Crediting Method. The Index Adjustment will be credited to the Index Account Option at a rate equal to the Adjusted Index Return.
Cap Crediting Method. When you elect a Cap Crediting Method as part of an Index Account Option, the maximum amount of Index Adjustment that will be credited to your Index Account Option Value when your Index Return is positive as of the Index Account Option Term Anniversary will be limited by the elected Cap. The Cap, or "Cap Rate" is the maximum amount of Index Adjustment that will be credited to an Index Account Option at the end of each Index Account Option Term, expressed as a percentage. The Cap Rate is declared at the beginning of the Index Account Option Term. The Cap Rate for a particular Index Account Option Term may be higher or lower than the Cap Rate for previous or future Index Account Option Terms. In no event will a Cap Rate be lower than 2% during the first six Contract years, or 1% thereafter. At least 30 days prior to any Index Account Option Term Anniversary, we will provide you with written notice advising you of how you may obtain the Cap Rates for the next Index Account Option Term.

The Cap Crediting Method is currently available with either a Buffer or Floor, and for your choice of 1-year, 3-year, or 6-year Index Account Option Terms. The Cap Rate for the 3-year and 6-year terms, respectively, would be lower if measured on an annual basis. For Index Account Option Terms longer than one year, the Buffer or Floor for that term is a total Buffer or Floor for the duration of that Index Account Option Term. The following examples will illustrate how the Cap Crediting Method operates with both the Buffer and Floor Protection Options. Each example assumes a 10% Cap Rate and a 10% Buffer or Floor.

Cap with Buffer.
When you elect the Cap Crediting Method with Buffer Protection Option, you are partially protected from downside loss, and any positive Index Adjustment may be limited by a Cap. Here are some examples of how a Cap and Buffer work in combination on the Index Account Option Term Anniversary:
Scenario 1: The Index Return is 20%. Due to the 10% Cap, the Index Adjustment credited to your Index Account Option Value will be 10%.
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Scenario 2: The Index Return is 6%. Since the Index has not out-performed the 10% Cap, the Index Adjustment credited to your Index Account Option Value is equal to the Index Return, which is 6%.
Scenario 3: The Index Return is -8%. Since the Index Return was less than the -10% Buffer, your Index Account Option Value was fully protected and experienced no loss.
Scenario 4: The Index Return is-12%. Since the Index Return exceeded the -10% Buffer, your Index Account Option Value was partially protected from the negative performance, but still experienced a -2% loss.
Cap with Floor.
When you elect the Cap Crediting Method with Floor Protection Option, you are exposed to loss up to a certain point, but Jackson will protect you from any loss beyond that point. Any positive Index Adjustment may be limited by the Cap. Here are some examples of how a Cap and Floor work in combination on the Index Account Option Term Anniversary:
Scenario 1: The Index Return is 20%. Due to the 10% Cap, the Index Adjustment credited to your Index Account Option Value will be 10%.
Scenario 2: The Index Return is 6%. Since the Index has not out-performed the 10% Cap, the Index Adjustment credited to your Index Account Option Value is equal to the Index Return, which is 6%.
Scenario 3: The Index Return is -8%. Since the Index Return fell within the -10% Floor, your Index Account Option Value will experience the full loss of -8%.
Scenario 4: The Index Return is -18%. Since the Index Return exceeded the -10% Floor, your Index Account Option Value was partially protected from the negative performance and experienced a -10% loss.

Please see Appendix A for examples of how the Interim Value is calculated with prorated Index Adjustment Factors under various scenarios.

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Performance Trigger Crediting Method. When you elect a Performance Trigger Crediting Method, if the performance of the Index you elect is flat or positive at the end of your Index Account Option Term, your Index Account Option Value will be credited with a positive Index Adjustment equal to the Performance Trigger Rate. The Performance Trigger Rate is the amount of Index Adjustment that could be credited to an Index Account Option at the end of each Index Account Option Term, expressed as a percentage. The Performance Trigger Rate is declared at the beginning of the Index Account Option Term. The Performance Trigger Rate for a particular Index Account Option Term may be higher or lower than the Performance Trigger Rate for previous or future Index Account Option Terms. In no event will a Performance Trigger Rate be lower than 2% during the first six Contract years, or 1% thereafter. At least 30 days prior to any Index Account Option Term Anniversary, we will provide you with written notice advising you of how you may obtain the Performance Trigger Rates for the next Index Account Option Term.

The Performance Trigger Crediting Method is currently available for renewable one year Index Account Option Terms, with your choice of a Buffer or Floor Protection Option. The following examples will illustrate how the Performance Trigger Crediting Method operates with both the Buffer and Floor Protection Options. Each Example assumes a 5% Performance Trigger Rate and a 10% Buffer or Floor.

Performance Trigger with Buffer.

When you elect the Performance Trigger Crediting Method with Buffer Protection Option, you are partially protected from downside loss, and any positive Index Adjustment will be equal to the stated Performance Trigger Rate. If the market is flat or positive over the end of the Index Account Option Term, the full Index Adjustment will equal the Performance Trigger Rate, regardless of how much the Index increased. Here are some examples of how the Performance Trigger rate and Buffer work in combination on the Index Account Option Term Anniversary:
Scenario 1: The Index Return is 12%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Rate of 5%.
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Scenario 2: The Index Return is 2%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Rate of 5%.
Scenario 3: The Index Return is -8%. Since the Index Return was less than the 10% Buffer, your Index Account Option Value was protected and experienced no loss.
Scenario 4: The Index Return is -12%. Since the Index Return exceeded the 10% Buffer, your Index Account Option Value was partially protected from the negative performance, but still experienced a -2% loss.
Performance Trigger with Floor.

When you elect the Performance Trigger Crediting Method with Floor Protection Option, you experience loss up to a certain point, but Jackson will protect you from any loss beyond that point. Your positive Index Adjustment will be equal to the stated Performance Trigger Rate. If the market is flat or positive at the end of the Index Account Option Term, a positive Index Adjustment equal to the Performance Trigger Rate will be credited, regardless of how much the Index increased. Here are some examples of how the Performance Trigger Rate and Floor work in combination on the Index Account Option Term Anniversary:
Scenario 1: The Index Return is 12%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Rate of 5%.
Scenario 2: The Index Return is 2%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Rate of 5%.
Scenario 3: The Index Return is -8%. Since the Index Return fell within the -10% Floor, your Index Account Option Value will experience the full loss of -8%.
Scenario 4: The Index Return is -18%. Since the Index Return exceeded the -10% Floor, your Index Account Option Value was partially protected from the negative performance and experienced a -10% loss.
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Please see Appendix A for examples of how the Interim Value is calculated with prorated Index Adjustment Factors under various scenarios.

Performance Trigger Plus Crediting Method. The Performance Trigger Plus Crediting Method is only available with the Buffer Protection Option. When you elect a Performance Trigger Plus Crediting Method, if the performance of the Index you elect is flat or positive at the end of your Index Account Option Term, your Index Account Option Value can be credited with a positive Index Adjustment equal to the Performance Trigger Plus Rate. In addition, if the performance of your elected Index is negative at the end of your Index Account Option Term, but does not exceed your elected Buffer, your Index Account Option Value will be credited with a positive Index Adjustment equal to the Performance Trigger Plus Rate. The Performance Trigger Plus Rate is the amount of positive Index Adjustment that will be credited to an Index Account Option at the end of each Index Account Option Term in which the performance criteria explained above are met, expressed as a percentage. The Performance Trigger Plus Rate is declared at the beginning of the Index Account Option Term. The Performance Trigger Plus Rate for a particular Index Account Option Term may be higher or lower than the Performance Trigger Plus Rate for previous or future Index Account Option Terms. In no event will a Performance Trigger Plus Rate be lower than 2% during the first six Contract years, or 1% thereafter. At least 30 days prior to any Index Account Option Term Anniversary, we will provide you with written notice advising you of how you may obtain the Performance Trigger Plus Rates for the next Index Account Option Term.

The Performance Trigger Plus Crediting Method is available for renewable one-year Index Account Option Terms with the Buffer Protection Option only. The following examples will illustrate how the Performance Trigger Plus Crediting Method operates with the Buffer Protection Option. The example assumes a 5% Performance Trigger Plus Rate and a 10% Buffer.

Performance Trigger Plus with Buffer.

When you elect the Performance Trigger Plus Crediting Method with Buffer Protection Option, you are protected from certain downside loss, and any positive Index Adjustment equal the stated Performance Trigger Rate. If the market is flat or positive over the course of the Index Account Option Term, the positive Index Adjustment credited will equal the Performance Trigger Plus Rate, regardless of how much the Index increased. Additionally, if the Index Return is negative but does not exceed the
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Buffer, the Index Adjustment credited will be positive and equal the Performance Trigger Plus Rate. Here are some examples of how the Performance Trigger Plus Rate and Buffer work in combination on the Index Account Option Term Anniversary:
Scenario 1: The Index Return is 12%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Plus Rate of 5%.
Scenario 2: The Index Return is 2%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Plus Rate of 5%.
Scenario 3: The Index Return is -8%. However, since the Index Return was less than the -10% Buffer, a positive Index Adjustment equal to the Performance Trigger Plus Rate of 5% will be credited to your Index Account Option Value.
Scenario 4: The Index Return is -12%. Since the Index Return exceeded the -10% Buffer, your Index Account Option Value was partially protected from the negative performance, but still experienced a -2% loss.
Please see Appendix A for examples of how the Interim Value is calculated with prorated Index Adjustment Factors under various scenarios.

TRANSFERS AND REALLOCATIONS

Transfer Requests. You may request a transfer to or from the Fixed Account and the Index Account Options, as well as among the Index Account Options.

Transfers may only occur on the Contract Anniversary, or the following Business Day if the Contract Anniversary falls on a non-Business Day, when transferring out of the Fixed Account, and only on the Index Account Option Term Anniversary when transferring out of an Index Account Option. You will receive notice thirty (30) days prior to the Index Account Option Term Anniversary. The notice will include information on the Index Account Options available to you on your Index Account Option Term Anniversary.

Unless specified otherwise, transfers will be taken from the Index Account Options and the Fixed Account in proportion to their current value. The Company reserves the right to restrict or prohibit transfers from the Index Account Options to the Fixed Account, at its discretion, on a nondiscriminatory basis, at any time.

Transfers from a Fixed Account will reduce the Fixed Account Value by the transfer amount requested. Transfers into a Fixed Account will increase the Fixed Account Value by the transfer amount requested. Transfers from an Index Account Option will reduce the Index Account Option Value by the transfer amount requested. Transfers into an Index Account Option will increase the Index Account Option Value by the transfer amount requested.

Transfers out of an Index Account Option during the first six Contract Years may be subject to a Market Value Adjustment.

Automatic Reallocation of Fixed Account Value. A request for a transfer must be received in Good Order prior to the Contract Anniversary for transfers out of the Fixed Account, or prior to the Index Account Option Term Anniversary for transfers out of an Index Account Option.

If no transfer request is received on or prior to the Index Account Option Term Anniversary, the Fixed Account Value will remain in the Fixed Account and the Index Account Option Value(s) will be reallocated to the same Index Account Option(s) for the same term, Crediting Method and Index, if available.

Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account. If you do provide timely allocation instructions within thirty (30) days prior to the end of an expiring Index Account Option Term, we will proceed as follows:

•If the same Index Account Option is available at the time and its Term does not extend beyond the Income Date, we will renew the Index Account Option into the same Index Account Option Term.

•If the same Index Account Option is available at the time but its Term extends beyond the Income Date, if available, we will select an available Index Account Option with the same Crediting Method, Protection Option, and Index, but with the Term that ends closest to but before the Income Date.

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•If the same Crediting Method, Downside Protection, and Index as the expiring Index Account Option are available at the time, but not with the same Term, we will select the available Index Account Option Term with the period closest to but less than the Index Account Option Term that just ended that will not extend beyond the Income Date.

If the Crediting Method, Protection Option, or Index you have elected is no longer available as of your Index Account Option Term Anniversary, the Index Account Option Value(s) will be reallocated to the Fixed Account until further instruction is received. No Market Value Adjustments will apply to amounts automatically reallocated from Index Account Options to the Fixed Account.

ACCESS TO YOUR MONEY

You may access to the money in your Contract:

•by making a partial or full withdrawal,

•by electing the Automatic Withdrawal Program,

•by electing to receive income payments.

Your Beneficiary can have access to the money in your Contract when a death benefit is paid.

Withdrawals under the Contract may be subject to a Market Value Adjustment. When you make a total withdrawal, you will receive the Withdrawal Value as of the end of the Business Day your request is received by us in Good Order. The Withdrawal Value is equal to the Contract Value reduced for any applicable taxes and adjusted for any applicable Market Value Adjustment. Your withdrawal request must be in writing. We will accept withdrawal requests submitted via facsimile. There are risks associated with not requiring original signatures in order to disburse the money. To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature of any address change. We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent.

Except in connection with the Automatic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account or Index Account Option from which you are making the withdrawal. If you are not specific in your withdrawal request, your withdrawal will be taken from your allocations to the Index Account Options and Fixed Account based on the proportion their respective values bear to the Contract Value. A withdrawal request that would reduce the remaining Contract Value to less than $2,000 will be treated as a request for a total withdrawal.

If you elect the Automatic Withdrawal Program, you may take automatic withdrawals of a specified dollar amount (of at least $50 per withdrawal) or a specified percentage of Contract Value on a monthly, quarterly, semiannual or annual basis. Automatic withdrawals are treated as partial withdrawals and will be counted in determining the amount taken as a free withdrawal in any Contract Year. Automatic withdrawals in excess of the free withdrawal amount may be subject to a Market Value Adjustment, the same as any other partial withdrawal. For more information about the free withdrawal amount, please see "MVA Free Withdrawal" in the section titled "Index Account" on page 14.

Partial withdrawals will reduce an Index Account Option's value at the beginning of the term in the same proportion that the Interim Value was reduced on the date of the withdrawal.

If you have an investment adviser who, for a fee, manages your Contract Value, you may authorize payment of the fee from the Contract by requesting a partial withdrawal. There are conditions and limitations, so please contact our Service Center for more information. We neither endorse any investment advisers, nor make any representations as to their qualifications. The fee for this service would be covered in a separate agreement between the two of you, and would be in addition to the fees and expenses described in this prospectus. Any investment adviser fees withdrawn will be subject to a Market Value Adjustment, as applicable, as well as trigger an Interim Value calculation for any Index Account Options.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make. There are limitations on withdrawals from qualified plans. For more information, please see “TAXES” beginning on page 27.

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INCOME PAYMENTS

The income phase of your Contract occurs when you begin receiving regular income payments from us. The Income Date is the day those payments begin. Once income payments begin, the Contract cannot be returned to the accumulation phase. You can choose the Income Date and an income option. All of the Contract Value must be annuitized. Amounts applied to income options from Index Account Options are subject to an Interim Value adjustment. The income options are described below.

If you do not select an Income Date, your income payments will begin on the Latest Income Date, which is the Contract Anniversary on which you will be 95 years old, or such earlier date as required by an applicable qualified plan, law or regulation. You may change the Income Date or income option at least seven days before the Income Date, but changes to the Income Date must be for a date not later than the Latest Income Date. You must give us written notice at least seven days before the scheduled Income Date.

Under a traditional Individual Retirement Annuity, required minimum distributions must begin in the calendar year in which you attain age 72 (70½ if you reached age 70½ before January 1, 2020) (or such other age as required by law). Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 72 (70½ if you reached age 70½ before January 1, 2020) or the calendar year in which you retire. You do not necessarily have to begin taking income payments from your Contract to meet the minimum distribution requirements for Individual Retirement Annuities. Distributions from Roth IRAs are not required prior to your death.

On or before the Income Date, you may elect a single lump-sum payment, or you may choose to have income payments made monthly, quarterly, semi-annually or annually. A single lump-sum payment is considered a total withdrawal and terminates the Contract. If you have less than $2,000 to apply toward an income option and state law permits, we may provide your payment in a single lump sum, part of which may be taxable as Federal Income. Likewise, if your first income payment would be less than $20 and state law permits, we may set the frequency of payments so that the first payment would be at least $20.

If you do not choose an income option, we will assume that you selected option 3, which provides for life income with 120 months of guaranteed payments.

Income Options. The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are both the Owner and Annuitant). The following income options may not be available in all states.

Option 1 - Life Income. This income option provides monthly payments for your life. No further payments are payable after your death. Thus, it is possible for you to receive only one payment if you died prior to the date the second payment was due. If you die after the Income Date but before the first monthly payment, the amount allocated to the income option will be paid to your Beneficiary.

Option 2 - Joint and Survivor. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you. Upon the death of either person, the monthly payments will continue during the lifetime of the survivor. No further payments are payable after the death of the survivor. If you and the person who is the joint life both die after the Income Date but before the first monthly payment, the amount allocated to the income option will be paid to your Beneficiary.

Option 3 - Life Income With at Least 120 or 240 Monthly Payments. This income option provides monthly payments for the Annuitant’s life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

Option 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

Additional Options - We may make other income options available.

No withdrawals are permitted during the income phase under an income option that is life contingent.
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If your Contract is a Qualified Contract, not all of these payment options will satisfy Required Minimum Distribution rules, particularly as those rules apply to your beneficiary after your death. Beginning with deaths happening on or after January 1, 2020, subject to certain exceptions most non-spouse beneficiaries must now complete death benefit distributions within ten years of the owner’s death in order to satisfy required minimum distribution rules. Consult a tax adviser before electing a payout option.
DEATH BENEFIT

The Contract has a death benefit, which is payable during the accumulation phase, and in some circumstances even after you begin taking income payments. If you die before moving into the income phase, the death benefit equals the greater of:

•your Contract Value on the date we receive all required documentation from your Beneficiary; or

•the total Premium you have paid into the Contract reduced for prior withdrawals (including any applicable charges and adjustments) in the same proportion that the Contract Value was reduced on the date of the withdrawal.*

*For Owners age 76 and older at the time the Contract is issued, the return of premium component of the death benefit is unavailable, and the death benefit will equal the current Contract Value.

If you begin taking income payments on the Latest Income Date, the death benefit amount is equal to the greater of zero or:

•the total Premium you have paid into the Contract, reduced for prior withdrawals (including any applicable charges and adjustments) incurred since the issuance of the Contract through the Latest Income Date, in the same proportion that the Contract Value was reduced on the date of such withdrawals, less

•the Contract Value on the Latest Income Date.*

*For Owners age 76 and older at the time the Contract is issued, the death benefit is not payable once you begin taking income from your Contract, regardless of the Income Date selected, and the death benefit terminates on the Income Date.

If the Contract is owned by joint Owners, the death benefit is due upon the death of the first joint Owner. If the Contract is owned by a legal entity, the death benefit is due upon the death of the Annuitant (in the case of joint Annuitants, the death benefit is payable upon the death of the first Annuitant).

The death benefit is due following our receipt of all required documentation in Good Order. Required documentation includes proof of death, a claim form, and any other documentation we reasonably require. If we have received proof of death and any other required documentation, we will calculate the share of the death benefit due to a Beneficiary of record using Contract values established at the close of business on the date we receive from that Beneficiary a claim form with a payment option elected. If we have not received proof of death or any other required documentation, we will calculate the share of the death benefit due to a Beneficiary of record using Contract values established at the close of business on the date we receive any remaining required documentation. As a result, based on the timing of a Beneficiary's claim submission, and the performance of the Index, Interim Value adjustments, and positive or negative Index Adjustment credited to Index Account Options may cause the calculation of a Beneficiary’s death benefit share to differ from the calculation of another Beneficiary’s death benefit share. We will pay interest on a Beneficiary’s death benefit share as required by law.

If you die before you begin taking income from the Contract, the person you have chosen as your Beneficiary will receive the death benefit. If you have a joint Owner, the death benefit will be paid when the first joint Owner dies. The surviving joint Owner will be treated as the Beneficiary. Any other Beneficiary designated will be treated as a contingent Beneficiary. Only a spousal Beneficiary has the right to continue the Contract in force upon your death.

Payout Options. The death benefit can be paid under one of the following payout options:

•single lump-sum payment;
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•payment of entire death benefit within 5 years of the date of death;

•payment of the entire death benefit under an income option over the Beneficiary’s lifetime (on non-qualified contracts or for spousal Beneficiaries on qualified contracts) or for a period not extending beyond the Beneficiary’s life expectancy. Any portion of the death benefit not applied under an income option within one year of the Owner's death, however, must be paid within five years of the date of the Owner's death; or

•payment of the entire death benefit under an income option over a period not extending beyond ten (10) years, with distribution beginning within one year of the date of the Owner's death. Any portion of the death benefit not applied under an income option within one year of the date of death, however, must be paid within five years of the date of death.

Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time. The receipt of any additional lump sums will reduce the future income payments to the Beneficiary.

If the Beneficiary elects to receive the death benefit as an income option, the Beneficiary must make that payout option election within 60 days of the date we receive proof of death and payments of the death benefit must begin within one year of the date of death. If the Beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name. If no payout option is selected, the entire death benefit will be paid within 5 years of the Owner’s date of death. For more information, please see “Spousal Continuation Option” below.

Pre-Selected Payout Options. As Owner, you may also make a predetermined selection of the death benefit payout option in the event your death occurs before the Income Date. However, at the time of your death, we may modify the death benefit option if the death benefit you selected exceeds the life expectancy of the Beneficiary. If this Pre-selected Death Benefit Option election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code. If the Beneficiary does not submit the required documentation for the death benefit to us within one year of your death, however, the death benefit must be paid, in a single lump sum, within five years of your death. The Pre-selected Death Benefit Option may not be available in your state.

Spousal Continuation Option. If your spouse is the Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Spousal Continuation Option, no death benefit will be paid at that time. Moreover, except as described below, we will contribute to the Contract a continuation adjustment, which is the amount by which the death benefit that would have been payable exceeds the Contract Value. We calculate the continuation adjustment amount using the Contract Value and death benefit as of the date we receive completed forms and due proof of death from the Beneficiary of record and the spousal Beneficiary’s written request to continue the Contract (the “Continuation Date”). We will add this amount to the Fixed Account. The continuation adjustment will have no effect on the Fixed Account Minimum Value. The Spousal Continuation Option may not be available in your state. See your financial professional for information regarding the availability of the Spousal Continuation Option.

If your spouse continues the Contract in his/her own name under the Spousal Continuation Option, the new Contract Value will be considered the initial Premium for purposes of determining any future death benefit under the Contract.

The Spousal Continuation Option is available to elect one time on the Contract. However, if you have elected the Pre-selected Death Benefit Option the Contract cannot be continued under the Spousal Continuation Option, unless preventing continuation would be prohibited by the Internal Revenue Code. The Pre-selected Death Benefit Option may not be available in your state.

The Spousal Continuation Option is not available in the event of a change from the original Owner or an assignment of the Contract.

Death of Owner On or After the Income Date. On or after the Income Date, if you or a joint Owner die, and are not the Annuitant, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the Beneficiary becomes the Owner. If the joint Owner dies, the surviving
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joint Owner, if any, will be the designated Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. A contingent Beneficiary is entitled to receive payment only after the Beneficiary dies.

Death of Annuitant. If the Annuitant is not an Owner or joint Owner and dies before the Income Date, you can name a new Annuitant, subject to our underwriting rules. If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant. However, if the Owner is a legal entity, then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

If the Annuitant dies on or after the Income Date, any remaining guaranteed payment will be paid to the Beneficiary as provided for in the income option selected. Any life-contingent Income Payments cease on the death of the annuitant.

Stretch Contracts. The beneficiary of death benefit proceeds from another company’s non-qualified annuity contract or the eligible designated beneficiary (as defined by the Internal Revenue Code and implementing regulations) of death benefit proceeds from another company’s tax-qualified annuity contract or plan, may use the death benefit proceeds to purchase a Contract (“Stretch Contract”) from us. The beneficiary of the prior contract or plan (“Beneficial Owner”) must begin taking distributions, or must have begun taking distributions under the prior contract or plan, within one year of the decedent’s death. The distributions must be taken over a period not to exceed the life expectancy of the Beneficial Owner, and the distributions must satisfy the minimum distribution requirements resulting from the decedent’s death as defined by the Internal Revenue Code and implementing regulations. (See “Non-Qualified Contracts – Required Distributions” on page 28.) Upon the Beneficial Owner’s death, under a tax-qualified Stretch Contract, the designated beneficiary must distribute the Contract Value on or before the end of the 10th year after the Beneficial Owner’s death. Upon the Beneficial Owner’s death, under a non-qualified Stretch Contract, the Stretch Contract terminates, and the designated beneficiary will receive a lump-sum distribution of the Contract Value. We will waive Market Value Adjustments on any withdrawal necessary to satisfy the minimum distribution requirements. Withdrawals in excess of the minimum distribution requirements may be taken at any time, subject to applicable Market Value Adjustments. Non-qualified Stretch Contracts may not be available in all states.

The rights of Beneficial Owners are limited to those applicable to the distribution of the death benefit proceeds.

Special requirements apply to non-qualified Stretch Contracts. All Premium must be received in the form of a full or partial 1035 exchange of the death benefit proceeds from a non-qualified annuity contract and other forms of Premium payments are not permitted. Joint ownership is not permitted. The Beneficial Owner may not annuitize the Stretch Contract. The Stretch Contract terminates upon the Beneficial Owner’s death, and we will pay the Contract Value to the Beneficial Owner’s beneficiary(ies) in a lump-sum distribution. Please read the Contract and accompanying endorsement carefully for more information about these and other requirements.

TAXES

The following is only general information and is not intended as tax advice to any individual. Jackson does not make any guarantee regarding the tax status of any contract or any transaction involving the contracts. It should be understood that the following discussion is not exhaustive and that other special rules may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws or to compare the tax treatment of the contracts to the tax treatment of any other investment. You are responsible for determining whether your purchase of a contract, withdrawals, income payments, and any other transactions under your contract satisfy applicable tax law. You should consult your own tax advisor as to how these general rules will apply to you if you purchase a Contract.

CONTRACT OWNER TAXATION

Tax-Qualified and Non-Qualified Contracts. If you purchase your Contract as an Individual Retirement Annuity (IRA), your Contract will be what is referred to as a tax-qualified contract. Tax deferral under a tax-qualified contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified contract, and not for the purpose of obtaining tax deferral. You should consult your own advisor regarding these features and benefits of the Contract prior to purchasing a tax-qualified contract.

If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a non-qualified contract.

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The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified Contract will vary depending on the specific tax rules applicable to your Contract and your particular circumstances.

Non-Qualified Contracts - General Taxation. Increases in the value of a non-qualified Contract attributable to undistributed earnings are generally not taxable to the Contract Owner or the Annuitant until a distribution (either a withdrawal or an income payment) is made from the Contract. This tax deferral is generally not available under a non-qualified Contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person). Loans based on a non-qualified Contract are treated as distributions.

Non-Qualified Contracts - Aggregation of Contracts. For purposes of determining the taxability of a distribution, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract. Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

Non-Qualified Contracts - Withdrawals and Income Payments. Any withdrawal from a non-qualified Contract is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the Contract. In contrast, a part of each income payment under a non-qualified Contract is generally treated as a non-taxable return of Premium. The balance of each income payment is taxable as ordinary income. The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the Contract and the length of the period over which income payments are to be made. Income payments received after all of your investment in the Contract is recovered are fully taxable as ordinary income.

The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified Contract. This penalty tax will not apply to any amounts:

•paid on or after the date you reach age 59½;

•paid to your Beneficiary after you die;

•paid if you become totally disabled (as that term is defined in the Code);

•paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your Beneficiary;

•paid under an immediate annuity; or

•which come from Premiums made prior to August 14, 1982.

The taxable portion of distributions from a non-qualified annuity Contract are considered investment income for purposes of the Medicare tax on investment income. As a result, a 3.8% tax will generally apply to some or all of the taxable portion of distributions to individuals whose modified adjusted gross income exceeds certain threshold amounts. These levels are $200,000 in the case of single taxpayers, $250,000 in the case of married taxpayers filing joint returns, $250,00 in case of Qualifying widower with child, and $125,000 in the case of married taxpayers filing separately. Owners should consult their own tax advisors for more information.

Non-Qualified Contracts - Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified contract issued after January 18, 1985 to provide that (a) if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner’s death; and (b) if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner’s death.

The requirements of (b) above can be considered satisfied if any portion of the Owner’s interest which is payable to or for the benefit of a “designated beneficiary” is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that Owner’s death. The Owner’s “designated beneficiary,” who must be a natural person, is the person designated by such Owner as a Beneficiary and to whom
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ownership of the Contract passes by reason of death. However, if the Owner’s “designated beneficiary” is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner.

Non-Qualified Contracts - 1035 Exchanges. Under Section 1035 of the Code, you can purchase an annuity contract through a tax-free exchange of another annuity contract, or a life insurance or endowment contract. For the exchange to be tax-free under Section 1035, the owner and annuitant must be the same under the original annuity contract and the Contract issued to you in the exchange. If the original contract is a life insurance contract or endowment contract, the owner and the insured on the original contract must be the same as the owner and annuitant on the Contract issued to you in the exchange.

In accordance with Revenue Procedure 2011-38, the IRS will consider a partial exchange of an annuity Contract for another annuity Contract valid if there is either no withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 180 days of the date of the partial exchange. Revenue Procedure 2011-38 also provides certain exceptions to the 180 day rule. Due to the complexity of these rules, owners are encouraged to consult their own tax advisers prior to entering into a partial exchange of an annuity Contract.

Tax-Qualified Contracts - Withdrawals and Income Payments. The Code imposes limits on loans, withdrawals, and income payments under tax-qualified Contracts. The Code also imposes required minimum distributions for tax-qualified Contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified Contract. You should discuss these limits, required minimum distributions, tax penalties and the tax computation rules with your tax adviser. Any withdrawals under a tax-qualified Contract will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

Withdrawals - Roth IRAs. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59½, on account of the individual’s death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor.

Constructive Withdrawals - Investment Adviser Fees. In a series of Private Letter Rulings, the Internal Revenue Service has held that the payment of investment adviser fees from a Contract need not be considered a distribution for income tax purposes. While a Private Letter Ruling may provide insight as to the IRS interpretation of tax law, it can only be relied upon by the taxpayer who requested it. We cannot guarantee that the IRS would take the same position with respect to similar withdrawals under this Contract. Under the facts in these Rulings:

•there was a written agreement providing for payments of the fees solely from the annuity Contract,

•the Contract Owner had no liability for the fees, and

•the fees were paid solely from the annuity Contract to the adviser.

Death Benefits. None of the death benefits paid under the Contract to the Beneficiary will be tax-exempt life insurance benefits. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

Assignment. An assignment of your Contract will generally be a taxable event. Assignments of a tax-qualified Contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended. You should consult your tax advisor prior to making any assignment of your Contract.

An assignment or pledge of all or any portion of the value of a Non-Qualified Contract is treated under Section 72 of the Code as an amount not received as an annuity. The value of the Contract assigned or pledged that exceeds the aggregate Premiums paid will be included in the individual's gross income. In addition, the amount included in the individual's gross income could also be subject to the 10% penalty tax discussed in connection with Non-Qualified Contracts.

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An assignment or pledge of all or any portion of the value of a Qualified Contract will disqualify the Qualified Contract. The Code requires the Qualified Contract to be nontransferable.

Withholding. In general, the income portion of distributions from a Contract are subject to 10% federal income tax withholding and the income portion of income payments are subject to withholding at the same rate as wages unless you elect not to have tax withheld. Some states have enacted similar rules. Different rules may apply to payments delivered outside the United States.

The Code generally allows the rollover of most distributions to and from tax-qualified plans, tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments. Distributions which may not be rolled over are those which are:

(a)one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee, (b) the joint lives or joint life expectancies of the employee and the employee’s beneficiary, or (c) for a specified period of ten years or more;

(b)a required minimum distribution; or

(c)a hardship withdrawal.

Definition of Spouse. The Contract provides that upon your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s death benefit and any joint-life coverage under an optional living benefit. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax adviser for more information on this subject.
Transfers, Assignments or Exchanges of a Contract. A transfer or assignment of ownership of a Contract, the designation of an annuitant other than the owner, the selection of certain maturity dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences.
Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.
We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any contact and do not intend the above discussion as tax advice.
CARES Act Relief in 2020. On March 27, 2020 Congress passed the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). Among other provision, the CARES Act includes temporary relief from certain tax rules applicable to qualified contracts.

Required Minimum Distributions. The CARES Act allows participants and beneficiaries in certain qualified plans and IRAs to suspend taking required minimum distributions in 2020, including any initial required minimum distributions for 2019 that would have been due by April 1, 2020. Additionally, the year 2020 will not be counted in measuring the five year post-death distribution period requirement. Any distributions made in 2020 that, but for the CARES Act, would have been a required minimum distribution will instead be eligible for rollover and will not be subject to the 20% mandatory withholding.

Retirement Plan Distribution Relief. Under the CARES Act, an “eligible participant” can withdraw up to a total of $100,000 from IRAs and certain qualified plans that adopt this provision, without being subject to the 10% additional tax on early distributions. The Federal income tax on these distributions can be spread ratably over three years and the distributions may be re-contributed during the three-year period following the distribution. For these purposes, eligible participants are participants who:
•have been diagnosed with COVID-19,
•have spouses or dependents diagnosed with COVID-19, or
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•have experienced adverse financial consequences stemming from COVID-19 as a result of
◦being quarantined, furloughed or laid off,
◦having reduced work hours,
◦being unable to work due to lack of child care,
◦the closing or reduction of hours of a business owned or operated by the participant, or
◦other factors determined by the Treasury Department.

JACKSON TAXATION

We reserve the right to deduct from the Contract Value any taxes attributed to the Contract and paid by us to any government entity (including, but not limited to, Premium Taxes, Federal, state and local withholding of income, estate, inheritance, other taxes required by law and any new or increased state income taxes that may be enacted into law). Premium taxes generally range from 0.5% to 3.5%, which are applicable only in certain jurisdictions. We will determine when taxes relate to the Contract.

We may pay taxes when due and deduct that amount from the Contract Value at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. We will withhold taxes required by law from any amounts payable from this Contract.

While we may consider company income tax liabilities and tax benefits when pricing our products, we do not currently include our income tax liabilities in the charges you pay under the Contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future.

OTHER INFORMATION

General Account. The General Account is made up of all of Jackson's assets, including the Fixed Account and [RILA Separate Account]. Jackson exercises sole discretion over the investment of the General Account assets and bears the associated investment risk. You will not share in the investment experience of General Account assets. The General Account invests its assets in accordance with state insurance law. All of the assets of the General Account are chargeable with the claims of any of our contract owners as well as our creditors and are subject to the liabilities arising from any of our other business.

Unregistered Separate Account. Except for Contracts issued in certain states, we hold certain investments supporting the assets that you allocate to the Index Account in a non-insulated unregistered Separate Account. We established the [RILA Separate Account] on [___], pursuant to the provisions of Michigan law. The [RILA Separate Account] is a separate account under state insurance law and is not registered under the Investment Company Act of 1940. It is non-unitized, non-insulated, and was established under the laws of Michigan solely for the purpose of supporting our obligations under the Contract. Like our General Account, all of the assets of [RILA Separate Account] are chargeable with the claims of any of our contract owners as well as our creditors and are subject to the liabilities arising from any of our other business.

Changes to the Separate Account. Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the [RILA Separate Account]. We will not make any such changes without receiving any necessary approval of any applicable state insurance department. We will notify you of any changes in writing. These changes may result from changes to or interpretations of applicable laws or regulations, or from business decisions we may make with regard to structure and operation of the [RILA Separate Account].

Distribution of Contracts. Jackson National Life Insurance Company (“Jackson”), located at 1 Corporate Way, Lansing MI, is the issuer for this contract. Jackson National Life Distributors LLC (“JNLD”), located at 300 Innovation Drive, Franklin, TN 37067, serves as the distributor of the Contracts. JNLD also serves as distributor of other variable insurance products issued by Jackson and its subsidiaries.

JNLD is a wholly owned subsidiary of Jackson National Life Insurance Company. JNLD is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”). For more information on broker-dealers and their registered representatives, you may use the FINRA BrokerCheck program via telephone (1-800-289-9999) or the Internet (http://brokercheck.finra.org).

JNLD may distribute the Contracts directly and also enters into selling agreements with broker-dealers or other financial institutions that are unaffiliated with us ("Selling Firms"). The Contracts are offered to customers of Selling Firms. Selling
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Firms are responsible for delivery of various related disclosure documents and the accuracy of their oral description and appropriate recommendations of the purchase of the Contracts. Selling Firms do not have any legal responsibility to pay amounts that are owed under the Contracts. The obligations and guarantees under the Contracts are the sole responsibility of Jackson.

Selling Firms may also be registered as, affiliated with, or in a contractual relationship with an investment adviser and offer advisory services to Contract Owners. Selling Firms providing such advisory services are acting solely on your behalf. Neither Jackson nor JNLD offer advice on how to allocate your Contract Value and we are not responsible for any advice your investment adviser provides to you. Neither Jackson nor JNLD endorses any investment advisers nor makes any representations as to their qualifications.

Compensation Paid to Unaffiliated Selling Firms. No commissions are paid to Selling Firms that sell the Contracts. However, the Selling Firms or their representatives may charge you an investment advisory or similar fee under an agreement you have with them. The Selling Firms or their registered representatives/investment adviser representatives determine the amount of the fee that will be charged, and the amounts charged may vary. There may be tax and Contract implications, including adverse effects on Contract benefits, if you elect to have such fees withdrawn directly from the Contract.

JNLD and/or Jackson may make payments to Selling Firms in recognition of marketing, distribution, and/or administrative support provided by the Selling Firms. These payments may not be offered to all Selling Firms. The terms of these arrangements vary widely depending on, among other things, products offered; the level and type of marketing, distribution, and administrative support services provided; and the level of access we are provided to the registered representatives of the Selling Firms. Such payments may influence Selling Firms and/or their registered representatives to present the Contracts more favorably than other investment alternatives. Such compensation is subject to applicable state insurance law and regulation, FINRA rules of conduct and Department of Labor (“DOL”) rules and regulations. While such compensation may be significant, it will not result in any additional direct charge by us to you.

JNLD and/or Jackson may make marketing allowance payments and marketing support payments to the Selling Firms. Marketing allowance payments are payments that are designed as consideration for product placement and distribution, assets under management, and sales volume. Marketing allowance payments are generally based on a fixed percentage of annual product sales and generally range from 10 to 50 basis points (0.10% to 0.50%). Payments may also be based on a percentage of assets under management or paid as a specified dollar amount. Marketing support payments may be in the form of cash and/or non-cash compensation to or on behalf of Selling Firms and their registered representatives and are intended to provide us with exposure to registered representatives so that we may build relationships or educate them about product features and benefits. Examples of such payments include, but are not limited to, reimbursements for representative training or “due diligence” meetings (including travel and lodging expenses); client and prospecting events; speaker fees; business development and educational enhancement items (such as software packages containing information for broker use, or prospecting lists); sponsorship payments for participation at conferences and meetings; and other support services, including payments to third party vendors for such services. Payments or reimbursements for meetings and seminars are generally based on the anticipated level of participation and/or accessibility and the size of the audience. Subject to applicable laws and regulations including FINRA rules of conduct and DOL rules and regulations, we may also provide cash and/or non-cash compensation to registered representatives in the form of gifts, promotional items, occasional meals, and entertainment. Selling Firms may qualify for different levels of sales and service support depending on the volume of business that they do with us.

All of the compensation described here, and other compensation or benefits provided by JNLD and/or Jackson or our affiliates, may be greater or less than the total compensation on similar or other products.  The amount or structure of the compensation can create a conflict of interest as it may influence your Selling Firm and financial professional to present this Contract over other investment alternatives.  The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the Selling Firm and financial professional.  You may ask your financial professional about any variations and how he or she and his or her Selling Firm are compensated for selling the Contract.

Compensation to JNLD. We may use any of our corporate assets to cover the cost of distribution. Compensation is paid to employees of JNLD and/or Jackson who are responsible for providing services to Selling Firms. These employees are generally referred to as “wholesalers” and may meet with Selling Firms and/or their representatives to provide training and sales support. The compensation paid to the wholesalers may vary based on a number of factors, including Premium payments; types of Contracts or optional benefits (if any) sold by the Selling Firms that the wholesaler services; wholesaler performance; and overall company performance. The wholesaler may be required to achieve internally-assigned goals related to the same type of factors and may receive bonus payments for the achievement of individual and/or company-wide goals.

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When a contract is offered to persons who are also customers of an Independent Registered Investment Advisor, JNLD may act in its capacity as a Selling Firm and be responsible for delivering disclosure documents and making recommendations that are in the best interest of the customer. Neither JNLD nor the Independent Registered Investment Advisors receive commission when one of their customers purchases a contract from JNLD. JNLD will not make marketing support payments to Independent Registered Investment Advisors if the payment or non-cash compensation is preconditioned on achievement of a sales target or on achievement of maintaining a level of premium with Jackson.

Compensation is paid to employees of JNLD who are responsible for making recommendations to persons who are also customers of Independent Registered Investment Advisors. These employees are generally referred to as “annuity support associates”. The compensation paid to annuity support associates is not based on commissions. We compensate our annuity support associates with a base salary and an annual discretionary bonus. The amount of the annual bonus is based on a percentage of the associate’s salary, varies by the associate’s title, and is tied to how well the associate performs his or her job.

Modification of Your Contract. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract. Any change or waiver must be in writing. We may change the terms of your Contract without your consent in order to comply with changes in any applicable state and federal regulations and law, including provisions or requirements of the Internal Revenue Code.

Confirmation of Transactions. We will send you a written statement confirming that a financial transaction, such as a withdrawal, or transfer has been completed. This confirmation statement will provide details about the transaction. It is possible that certain transactions, such as transfers, which may only be made on Contract Anniversaries or Index Account Option Term Anniversaries may be confirmed in an annual statement only.

It is important that you carefully review the information contained in the statements that confirm your transactions. If you believe an error has occurred, you must notify us in writing as soon as possible after receiving the statement so we can make any appropriate adjustments. If we do not receive notice of any such potential error, we may not be responsible for correcting the error.

State Variations. This prospectus describes the material rights and obligations under the Contract. Certain provisions of the Contract may be different from the general description in this prospectus due to variations required by state law. These differences include, among other things, free look rights, issue age limitations, and the general availability of certain features. The state in which your Contract is issued also governs whether or not certain options, or charges are available or will vary under your Contract. Please see Appendix B for a listing of the state variations as well as your Contract for specific variations applicable to you.

Legal Proceedings. Jackson and its subsidiaries are defendants in class actions and a number of civil proceedings arising in the ordinary course of business and otherwise. We are also, from time to time, the subject of regulatory inquiries and proceedings by certain governmental authorities. We do not believe at the present time that any pending action or proceeding, individually or in the aggregate, will have a material adverse effect upon Jackson’s ability to meet its obligations under the Contracts.

JACKSON

We are a stock life insurance company organized under the laws of the state of Michigan in June 1961. Our legal domicile and principal business address is 1 Corporate Way, Lansing, Michigan 48951. We are admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York. Jackson is a wholly owned subsidiary of Jackson Financial Inc., which is a subsidiary of Prudential plc. Prudential plc owns a majority interest in Jackson Financial Inc. and is a publicly traded company incorporated in the United Kingdom and is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, or with The Prudential Assurance Company Ltd., a subsidiary of M&G plc, a company incorporated in the United Kingdom.   Athene Co-Invest Reinsurance Affiliate 1A Ltd., a Bermuda Class C insurer under the Bermuda Insurance Act 1978, owns a minority interest in Jackson Financial Inc. Prudential plc is also the ultimate parent of PPM America, Inc., a sub-adviser for certain of the Funds. Jackson is the parent of Jackson National Asset Management, LLC (“JNAM”), which provides certain administrative services with respect to the [RILA] Separate Account, including separate account administration services and financial and accounting services. JNAM is located at 225 West Wacker Drive, Chicago, IL 60606.

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We issue and administer the Contracts. We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

Jackson is relying on Rule 12h-7 under the Securities Exchange Act of 1934, which exempts insurance companies from filing periodic reports pursuant to Section 15(d) of that Act.

OUR BUSINESS
[TO BE UPDATED BY AMENDMENT]

REGULATION
[TO BE UPDATED BY AMENDMENT]

We are licensed and regulated in all states in which we conduct insurance business, and all forms and rates are filed for approval in states where required. In many instances, the laws and regulations originate from the NAIC, which provides standardized insurance industry model laws and regulations, and standardized accounting and reporting guidance. The extent of this regulation varies, but most states have broad administrative power dealing with many aspects of our business. These laws and regulations govern the financial condition of insurers, including standards of solvency, types and concentration of investments, establishment and maintenance of reserves, credit for reinsurance, insurer use of captive reinsurance companies, mergers, and requirements of capital adequacy, and establish minimums for guaranteed crediting rates on life insurance policies and annuity contracts, corporate governance standards for insurers, and the business conduct of insurers, including risk management, marketing and sales practices, product designs, underwriting practices, privacy, agent appointments, and claims handling.

State insurance departments monitor our business by examining our policies, procedures and practices from time to time through market conduct and financial examinations; by enacting and enforcing reporting obligations; and by conducting inquiries and/or market analysis. In addition, statutes and regulations usually require the licensing of insurers and their agents, the approval of policy forms and related materials and the approval of rates for certain lines of insurance.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

[TO BE UPDATED BY AMENDMENT]

MANAGEMENT'S DISCUSSION AND ANALYSIS

[TO BE UPDATED BY AMENDMENT]
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FINANCIAL STATEMENTS

[TO BE UPDATED BY AMENDMENT]
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APPENDIX A: EXAMPLES OF INTERIM VALUE ADJUSTMENTS UPON WITHDRAWALS
The Contract currently offers five interest Crediting Method/Protection Option combinations for crediting Index Adjustments to the Index Account Options: Cap with Buffer, Cap with Floor, Performance Trigger with Buffer, Performance Trigger with Floor, and Performance Trigger Plus with Buffer.
We calculate the Interim Value on each day of the Index Account Option Term. The Interim Value is the amount that is available to be withdrawn from your Index Account Option on any given day. The Interim Value calculation depends, in part, on the Crediting Method and Protection Option you elect. In calculating the Interim Value, we use the Index Value on two dates, which helps us determine the Index Adjustment, positive or negative, to be credited to your Index Account Option Value each day: the Index Value on the first day of the Term and the Index Value on each day we calculate your Interim Value. To determine the Index Adjustment, we then determine the net change in Index Value and express it as a percentage. This result is called the Index Return. If the Index Return is positive, we apply the prorated Crediting Method rate (referred to in these examples as an "Accrued" Crediting Method). If the Index Return is negative, we adjust the return to reflect the prorated Protection Option (referred to in these examples as an "Accrued" Protection Option rate). The Adjusted Index Return is then multiplied by the Index Account Option Value at the beginning of the Term (adjusted to reflect any withdrawals during the Term) to determine the amount of Index Adjustment to credit. The Index Adjustment is then added to or subtracted from your Index Account Option Value at the beginning of the Term (adjusted to reflect any withdrawals during the Term) to get the current Index Account Option Value.
Example 1: This example demonstrates taking a single withdrawal halfway through the Term using a Cap Rate with Buffer.
•If your starting Premium is $100,000 and you are 100% allocated to a Cap with Buffer Index Account Option with an 8% Cap Rate, 75% Interim Value Proration Factor and 10% Buffer, then halfway through your Term you would have accrued half of your Cap Rate after the Interim Value Proration Factor is applied (0.5 * 8% * 0.75 = 3%) and half of your Buffer after the Interim Value Proration Factor is applied (0.5 * 10% * 0.75 = 3.75%).
•If the Index is up 5% your Interim Value at that time would be credited with the minimum of the Accrued Cap Rate and Index Return ($100,000 * 0.03 + $100,000 = $103,000).
•If you withdraw $5,000, your Index Account Option Value will be reduced by the proportion of your withdrawal to the Interim Value ($5,000/$103,000 = 4.85%).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 0.0481 * $100,000 = $95,145.63).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($95,145.63 * 0.03 + $95,145.63 = $98,000) after the withdrawal.
•Carrying this example forward to the end of the Term, assume the Index is up 10%. You will have accrued the full Cap Rate (8%) and Buffer (10%). Since the Index Return is positive, the Index Adjustment credited would be the minimum of the Cap Rate and Index growth ($95,145.63 + 0.08 * $95,145.63 = $102,757.28) to find the final Index Account Option Value.

Example 2: This Example demonstrates taking multiple withdrawals throughout the Term using a Cap Rate with Buffer.
•If your starting Premium is $100,000 and you are 100% allocated to a Cap with Buffer Index Account Option with an 8% Cap Rate, 100% Interim Value Proration Factor, and 10% Buffer, then one quarter through your Term you would have accrued a quarter of your Cap Rate after the Interim Value Proration Factor is applied (0.25 * 8% * 1.00 = 2%) and a quarter of your Buffer after the Interim Value Proration Factor is applied (0.25 * 10% * 1.00 = 2.5%).
•If the Index is up 1% your Interim Value at that time would be credited with the minimum of the Accrued Cap Rate and Index Return ($100,000 * 0.01 + $100,000 = $101,000).
•If you withdraw $5,000 at a quarter through the Term, your Index Account Option Value at the beginning of the Term will be reduced by the proportion of your withdrawal to the Interim Value ($5,000/$101,000 = 4.95%).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 0.0495 * $100,000 = $95,049.50).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($95,049.50 * 0.01 + $95,049.50 = $96,000) after the withdrawal.
•If you make a second withdrawal of $5,000 three quarters through your Term, you would have accrued three quarters of your Cap Rate after the Interim Value Proration Factor is applied (0.75 * 8% * 1.00 = 6%) and three quarters of your Buffer after the Interim Value Proration Factor is applied (0.75 * 10% * 1.00 = 7.5%).

•If the Index is down 4% at that time your Interim Value would have the Accrued Buffer applied to the loss and since the Accrued Buffer is larger than the loss in Index Value, no loss is applied to the Interim Value ($95,049.50 + 0.00 * $95,049.50 = $95,049.50).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction ($5,000/$95,049.50 = 5.26%) in your Interim Value ($95,049.50 - 0.0526 * $95,049.50 = $90,049.50).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($90,049.50* 0.00 + $90,049.50= $90,049.50) after the withdrawal.
•Carrying this example forward to the end of the Term assume the Index is down 12%. You will have accrued the full Cap Rate (8%) and Buffer (10%). Since the Index is down by more than the Buffer, the Index Adjustment credited would be the loss added to the Buffer (-12% + 10% = -2%) ($90,049.50+ -0.02 * $90,049.50= $88,248.51) to find the final Index Account Option Value.

Example 3: This example demonstrates taking a single withdrawal halfway through the Term using a Cap Rate with Floor.
•If your starting Premium is $100,000 and you are 100% allocated to a Cap with Floor Index Account Option with an 8% Cap Rate, 75% Interim Value Proration Factor, and 10% Floor, then halfway through your Term you would have accrued half of your Cap Rate after the Interim Value Proration Factor is applied (0.5 * 8% * 0.75 = 3%) and half of your Floor after the Interim Value Proration Factor is applied (1 - 0.5 *(1 - 10% / 0.75) = 57%).
•If the Index is up 2% your Interim Value at that time would be credited with the minimum of the Accrued Cap Rate and Index Return ($100,000 * 0.02 + $100,000 = $102,000).
•If you withdraw $5,000 your Index Account Option Value at the beginning of the Term, your Index Account Option Value will be reduced by the proportion of your withdrawal to the Interim Value ($5,000/$102,000 = 4.90%).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 0.0490 * $100,000 = $95,098.04).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($95,098.04 * 0.02 + $95,098.04 = $97,000) after the withdrawal.
•Carrying this example forward to the end of the Term, assume the Index is up 5%. You will have accrued the full Cap Rate (8%) and Floor (10%). Since the Index is up, the Index Adjustment credited would be the minimum of the Cap Rate and Index Return ($95,098.04+ 0.05 * $95,098.04= $99,852.94) to find the final Index Account Option Value.

Example 4: This Example demonstrates taking multiple withdrawals throughout the Term using a Cap Rate with Floor.
•If your starting Premium is $100,000 and you are 100% allocated to a Cap with Floor Index Account Option with an 8% Cap Rate, 75% Interim Value Proration Factor, and 10% Floor, then one quarter through your Term you would have accrued a quarter of your Cap Rate after the Interim Value Proration Factor is applied (0.25 * 8% * 0.75 = 1.5%) and a quarter of your Floor after the Interim Value Proration Factor is applied (1-0.25 *(1 - 10% / 0.75) = 78.3%).
•If the Index is down 3% your Interim Value at that time would be credited with the loss as long as it is not less than the Accrued Floor (Maximum (-3%, -78.3%) = -3%). That loss is applied to the Interim Value ($100,000 * -0.03 + $100,000 = $97,000).
•If you withdraw $5,000 at a quarter through the Term, your Index Account Option Value will be reduced by the proportion of your withdrawal to the Interim Value ($5,000/$97,000 = 5.15%).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 0.0515 * $100,000 = $94,845.36).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($94,845.36* -0.03 + $94,845.36= $92,000) after the withdrawal.
•If you make a second withdrawal of $5,000 three quarters through your Term, you would have accrued three quarters of your Cap Rate after the Interim Value Proration Factor is applied (0.75 * 8% * 0.75 = 4.5%) and three quarters of your Floor after the Interim Value Proration Factor is applied (1 - 0.75 *(1 - 10% / 0.75) = 35%).
•If the Index is down 7% at that time your Interim Value would have the Accrued Floor applied to the loss and since the Accrued Floor is smaller than the loss (Maximum(-7%, -35%) = -7%) it would apply the full loss to your Index Account Option Value ($94,845.36+ -0.07 * $94,845.36= $88,206.19).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction ($5,000/$88,206.19= 5.67%) in your Interim Value ($94,845.36- 0.0567 * $94,845.36= $89,469.02).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($89,469.02* -0.07 + $89,469.02= $83,206.19) after the withdrawal.
•Carrying this example forward to the end of the Term, assume the Index is down 12%. You will have accrued the full Cap Rate (8%) and Floor (10%). Since the Index is down the Index Adjustment credited would be the larger of the

Floor and the loss (Maximum(-12%, -10%) = -10%) since the loss is larger than the Floor, the Floor would be used to determine Index Adjustment credited to the final Index Account Option Value ($89,469.02+ -0.10 * $89,469.02= $80,522.12).

Example 5: This example demonstrates taking a single withdrawal halfway through the Term using a Performance Trigger with Buffer.
•If your starting Premium is $100,000 and you are 100% allocated to a Performance Trigger with Buffer Index Account Option with a 6% Performance Trigger Rate, 75% Interim Value Proration Factor, and 10% Buffer, then halfway through your Term you would have accrued half of your Performance Trigger Rate after the Interim Value Proration Factor is applied (0.5 * 6% * 0.75 = 2.25%) and half of your Buffer after the Interim Value Proration Factor is applied (0.5 * 10% * 0.75 = 3.75%).
•If the Index is up 5% your Interim Value at that time would be credited with the Accrued Performance Trigger Rate ($100,000 * 0.0225 + $100,000 = $102,250).
•If you withdraw $5,000, your Index Account Option Value will be reduced by the proportion of your withdrawal to the Interim Value ($5,000/$102,250 = 4.89%).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 0.0489 * $100,000 = $95,110.02).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($95,110.02 * 0.0225 + $95,110.02 = $97,250) after the withdrawal.
•Carrying this example forward to the end of the Term, assume the Index is up 4%. You will have accrued the full Performance Trigger Rate (6%) and Buffer (10%). Since the Index is up, the Index Adjustment credited would be the Performance Trigger Rate ($95,110.02+ 0.06 * $95,110.02 = $100,816.63) to find the final Index Account Option Value.

Example 6: This Example demonstrates taking multiple withdrawals throughout the Term using a Performance Trigger with Buffer.
•If your starting Premium is $100,000 and you are 100% allocated to a Performance Trigger with Buffer Index Account Option with a 6% Performance Trigger Rate, 75% Interim Value Proration Factor, and 10% Buffer, then one quarter through your Term you would have accrued a quarter of your Performance Trigger Rate after the Interim Value Proration Factor is applied (0.25 * 6% * 0.75 = 1.125%) and a quarter of your Buffer after the Interim Value Proration Factor is applied (0.25 * 10% * 0.75 = 1.875%).
•If the Index is up 1%, your Interim Value at that time would be credited with the Accrued Performance Trigger Rate ($100,000 * 0.01125 + $100,000 = $101,125).
•If you withdraw $5,000 at a quarter through the Term, your Index Account Option Value will be reduced by the proportion of your withdrawal to the Interim Value ($5,000/$101,125 = 4.94%).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 0.0494 * $100,000 = $95,055.62).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($95,055.62* 0.01125 + $95,055.62= $96,125) after the withdrawal.
•If you make a second withdrawal of $5,000 three quarters through your Term, you would have accrued three quarters of your Performance Trigger Rate after the Interim Value Proration Factor is applied (0.75 * 6% * 0.75 = 3.375%) and three quarters of your Buffer after the Interim Value Proration Factor is applied (0.75 * 10% * 0.75= 5.625%).
•If the Index is down 10% at that time, your Interim Value would have the Accrued Buffer applied to the loss and since the Index is down by more than the Buffer it would apply the net difference (5.625% + -10% = -4.375%) to your Interim Value ($95,005.62 + -0.04375 * $95,005.62= $90,896.94).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction ($5,000/$90,896.94= 5.50%) in your Interim Value ($95,055.62- 0.0539 * $95,005.62= $89,826.87).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($89,826.87* 0.00 + $89,826.87= $89,826.87) after the withdrawal.
•Carrying this example forward to the end of the Term, assume the Index is down 9%. You will have accrued the full Performance Trigger Rate (6%) and Buffer (10%). Since the Index is down the Index Adjustment credited would be the loss added to the Buffer (Minimum (-9% + 10% = 1%, 0%)). Since the loss is smaller than the Buffer, the Index Account Option Value is fully protected ($89,826.87+ 0.00 * $89,826.87= $89,826.87) to find the final Index Account Option Value.

Example 7: This example demonstrates taking a single withdrawal halfway through the Term using a Performance Trigger with Floor.
•If your starting Premium is $100,000 and you are 100% allocated to a Performance Trigger with Floor Index Account Option with a 6% Performance Trigger Rate, 75% Interim Value Proration Factor, and 10% Floor, then halfway through your Term you would have accrued half of your Performance Trigger Rate after the Interim Value Proration Factor is applied (0.5 * 6% * 0.75 = 2.25%) and half of your Floor after the Interim Value Proration Factor is applied (1 - 0.5 *(1 - 10% / 0.75) = 57%).
•If the Index is up 2%, your Interim Value at that time would be credited with the Accrued Performance Trigger Rate ($100,000 * 0.0225 + $100,000 = $102,250).
•If you withdraw $5,000, your Index Account Option Value will be reduced by the proportion of your withdrawal to the Interim Value ($5,000/$102,250 = 4.89%).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 0.0489 * $100,000 = $95,110.02).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($95,110.02* 0.0225 + $95,110.02= $97,250) after the withdrawal.
•Carrying this example forward to the end of the Term, assume the Index is down 5%. You will have accrued the full Performance Trigger Rate (6%) and Floor (10%). Since the Index is down, the loss credited would be subject to the full Floor ($95,110.02+ -0.05 * $95,110.02= $90,354.52) to find the final Index Account Option Value.

Example 8: This Example demonstrates taking multiple withdrawals throughout the Term using a Performance Trigger with Floor.
•If your starting Premium is $100,000 and you are 100% allocated to a Performance Trigger with Floor Index Account Option with a 6% Performance Trigger Rate, 100% Interim Value Proration Factor, and 10% Floor, then one quarter through your Term you would have accrued a quarter of your Performance Trigger Rate after the Interim Value Proration Factor is applied (0.25 * 6% * 1.00 = 1.5%) and a quarter of your Floor after the Interim Value Proration Factor is applied (1-0.25 *(1 - 10% / 1.00) = 77.5%).
•If the Index is up 3% your Interim Value at that time would be credited with the Accrued Performance Trigger Rate ($100,000 * 0.015 + $100,000 = $101,500).
•If you withdraw $5,000 at a quarter through the Term, your Index Account Option Value will be reduced by the proportion of your withdrawal to the Interim Value ($5,000/$101,500 = 4.93%).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 0.0493 * $100,000 = $95,073.89).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($95,073.89* 0.015 + $95,073.89= $96,500) after the withdrawal.
•If you make a second withdrawal of $5,000 three quarters through your Term, you would have accrued three quarters of your Performance Trigger Rate after the Interim Value Proration Factor is applied (0.75 * 6% * 1.00 = 4.5%) and three quarters of your Buffer after the Interim Value Proration Factor is applied (1 - 0.75 *(1 - 10% / 1.00) = 32.5%).
•If the Index is down 1% at that time, your Interim Value would have the Accrued Floor applied to the loss and since the Accrued Floor is smaller than the loss, it would apply the full loss to your Index Account Option Value ($95,073.89+ -0.01 * $95,073.89= $94,123.15).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction ($5,000/$94,123.15 = 5.31%) in your Interim Value ($94,123.15- 0.0531 * $94,123.15= $89,123.15).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($89,123.15* -0.01 + $89,123.15= $88,231.92) after the withdrawal.
•Carrying this example forward to the end of the Term, assume the Index is down 15%. You will have accrued the full Performance Trigger Rate (6%) and Floor (10%). Since the Index is down, the Index Adjustment credited would be the larger of the Floor and the loss (Maximum (-15%, -10%) = -10%) since the loss is larger than the Floor ($89,123.15+ -0.10 * $89,123.15= $80,210.84) to find the final Index Account Option Value.

Example 9: This example demonstrates taking a single withdrawal halfway through the Term using a Performance Trigger Plus.
•If your starting Premium is $100,000 and you are 100% allocated to a Performance Trigger Plus Index Account Option with a 4% Performance Trigger Plus Rate, 75% Interim Value Proration Factor, and 10% Buffer, then halfway through your Term you would have accrued half of your Performance Trigger Plus Rate after the Interim Value Proration

Factor is applied (0.5 * 4% * 0.75 = 1.5%) and half of your Buffer after the Interim Value Proration Factor is applied (0.5 * 10% * 0.75 = 3.75%).
•If the Index is down 3% your Interim Value at that time would be credited with the Accrued Performance Trigger Plus Rate ($100,000 * 0.015 + $100,000 = $101,500) since the Accrued Buffer is larger than the loss in Index Value.
•If you withdraw $5,000, your Index Account Option Value will be reduced by the proportion of your withdrawal to the Interim Value ($5,000/$101,500 = 4.93%).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 0.0493 * $100,000 = $95,073.89).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($95,073.89* 0.015 + $95,073.89= $96,500) after the withdrawal.
•Carrying this example forward to the end of the Term, assume the Index is down 11%. You will have accrued the full Performance Trigger Plus Rate (4%) and Buffer (10%). Since the Index is down and the loss is smaller than the Buffer, the Buffer is applied to the loss (-11% + 10% = -1%) to find the final Index Account Option Value ($95,073.89+ -0.01 * $95,073.89= $94,123.15).

Example 10: This Example demonstrates taking multiple withdrawals throughout the Term using a Performance Trigger Plus.
•If your starting Premium is $100,000 and you are 100% allocated to a Performance Trigger Plus with Buffer Index Account Option with an 4% Performance Trigger Plus Rate, 75% Interim Value Proration Factor, and 10% Buffer, then one quarter through your Term you would have accrued a quarter of your Performance Trigger Plus Rate after the Interim Value Proration Factor is applied (0.25 * 4% * 0.75 = 0.75%) and a quarter of your Buffer after the Interim Value Proration Factor is applied (0.25 * 10% * 0.75= 1.875%).
•If the Index is up 3%, your Interim Value at that time would be credited with the Accrued Performance Trigger Plus Rate ($100,000 * 0.0075 + $100,000 = $100,750).
•If you withdraw $5,000 at a quarter through the Term your Index Account Option Value will be reduced by the proportion of your withdrawal to the Interim Value ($5,000/$100,750 = 4.96%).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction in your Interim Value ($100,000 - 0.0496 * $100,000 = $95,037.22).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($95,037.22* 0.0075 + $95,037.22= $95.750) after the withdrawal.
•If you make a second withdrawal of $5,000 three quarters through your Term, you would have accrued three quarters of your Performance Trigger Plus Rate after the Interim Value Proration Factor is applied (0.75 * 4% * 0.75 = 2.25%) and three quarters of your Buffer after the Interim Value Proration Factor is applied (0.75 * 10% *0.75 = 5.625%).
•If the Index is down 5% at that time your Interim Value would have the Accrued Buffer applied to the loss and since the Accrued Buffer is larger than the loss in Index Value, you are credited with the Accrued Performance Trigger Plus Rate to your Interim Value ($95,037.22+ 0.0225 * $95,037.22= $97,175.56).
•Your Index Account Option Value at the beginning of the Term would be reduced by the percentage reduction ($5,000/$97,175.56= 5.14%) in your Interim Value ($95,037.22- 0.0514 * $95,037.22= $90,147.25).
•You would then have an Index Adjustment credited to obtain the current Index Account Option Value ($90,147.25* 0.0225 + $90,147.25= $92,175.56) after the withdrawal.
•Carrying this example forward to the end of the Term, assume the Index is up 1%. You will have accrued the full Performance Trigger Plus Rate (4%) and Buffer (10%). Since the Index is up, you are credited with the Performance Trigger Plus Rate ($90,147.25+ 0.04 * $90,147.25= $93,753.14) to find the final Index Account Option Value.

APPENDIX B: STATE VARIATIONS

[TO BE UPDATED BY AMENDMENT]

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. The state in which your Contract is issued also governs whether or not certain options are available or will vary under your Contract.

STATE	FEATURE OR BENEFIT	VARIATION OR AVAILABILITY

B-1

APPENDIX C: INDEX DISCLOSURES

The S&P 500 Index is a product of S&P Dow Jones Indices LLC ("SPDJI"), and has been licensed for use by Jackson. Standard & Poor's®, S&P® and S&P 500® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Jackson.

Jackson's product(s) are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Jackson's products or any member of the public regarding the advisability of investing in securities generally or in Jackson's product(s) particularly or the ability of the S&P 500 Index to track general market performance. S&P Dow Jones Indices' only relationship to Jackson with respect to the S&P 500 Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The S&P 500 Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Jackson or the Jackson's products. S&P Dow Jones Indices have no obligation to take the needs of Jackson or the owners of Jackson's product(s) into consideration in determining, composing or calculating the S&P 500 Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of Jackson's product(s) or the timing of the issuance or sale of Jackson's product(s) or in the determination or calculation of the equation by which Jackson's product(s) is to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of Jackson's product(s). There is no assurance that investment products based on the S&P 500 Index will accurately track Index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to Jackson's product(s) currently being issued by Jackson, but which may be similar to and competitive with Jackson's product(s). In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the S&P 500 Index.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS IN CALCULATING THE INDEX. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY JACKSON, OWNERS OF THE JACKSON'S PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND JACKSON, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

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ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE ANNUITY, OWNERS OF THE ANNUITY, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

BARCLAYS is a trademark and service mark of Barclays Bank Plc, used under license. Barclays Capital Inc. and its affiliates ("Barclays") is not the issuer or producer of Jackson's products and Barclays has no responsibilities, obligations or duties to investors in Jackson's products. Barclays' only relationship with the Issuer in respect of Bloomberg Barclays U.S. Intermediate Corporate Bond Index is the licensing of the BARCLAYS mark as part of the name of the Bloomberg Barclays U.S. Intermediate Corporate Bond Index, which Barclays does not determine, compose or calculate. Additionally, Jackson National Life Insurance Company ("Jackson") of Jackson's products may for itself execute transaction(s) with Barclays in or relating to the Bloomberg Barclays U.S. Intermediate Corporate Bond Index in connection with Jackson's products. Investors who acquire Jackson's products from Jackson neither acquire any interest in Bloomberg Barclays U.S. Intermediate Corporate Bond Index nor enter into any relationship of any kind whatsoever with Barclays upon making an investment in the product. Jackson's products are not sponsored, endorsed, sold or promoted by Barclays. Barclays does not make any representation or warranty, express or implied regarding the advisability of investing in Jackson's products or the advisability of investing in securities generally or the ability of the Bloomberg Barclays U.S. Intermediate Corporate Bond Index to track corresponding or relative market performance. Barclays has not passed on the legality or suitability of Jackson's products with respect to any person or entity. Barclays is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the product to be issued. Barclays has no obligation or liability in connection with administration, marketing or trading of Jackson's products.

The licensing agreement between Bloomberg and Barclays is solely for the benefit of Bloomberg and Barclays and not for the benefit of the owners of Jackson's products, investors or other third parties.

BARCLAYS SHALL HAVE NO LIABILITY TO THE ISSUER, INVESTORS OR TO OTHER THIRD PARTIES FOR THE QUALITY, ACCURACY AND/OR COMPLETENESS OF THE BLOOMBERG BARCLAYS U.S. INTERMEDIATE CORPORATE BOND INDEX OR ANY DATA INCLUDED THEREIN OR FOR INTERRUPTIONS IN THE DELIVERY OF THE BLOOMBERG BARCLAYS U.S. INTERMEDIATE CORPORATE BOND INDEX. BARCLAYS MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, THE INVESTORS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE BLOOMBERG BARCLAYS U.S. INTERMEDIATE CORPORATE BOND INDEX OR ANY DATA INCLUDED THEREIN. BARCLAYS MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE BLOOMBERG BARCLAYS U.S. INTERMEDIATE CORPORATE BOND INDEX OR ANY DATA INCLUDED THEREIN. BARCLAYS DOES NOT CALCULATE OR PUBLISH THE BLOOMBERG BARCLAYS INDICES AND SHALL NOT BE LIABLE FOR ANY MISCALCULATION OF OR ANY INCORRECT, DELAYED OR INTERRUPTED PUBLICATION WITH RESPECT TO ANY OF THE BLOOMBERG BARCLAYS INDICES. BARCLAYS SHALL NOT BE LIABLE FOR ANY DAMAGES, INCLUDING, WITHOUT LIMITATION, ANY SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES, OR ANY LOST PROFITS

AND EVEN IF ADVISED OF THE POSSIBILITY OF SUCH, RESULTING FROM THE USE OF THE BLOOMBERG BARCLAYS U.S. INTERMEDIATE OR ANY DATA INCLUDED THEREIN OR WITH RESPECT TO JACKSON'S PRODUCTS. None of the information supplied by Barclays Bank Plc and used in this publication may be reproduced in any manner without the prior written permission of Barclays Capital, the investment banking division of Barclays Bank Plc. Barclays Bank Plc is registered in England No. 1026167. Registered office 1 Churchill Place London E14 5HP.

BLOOMBERG is a trademark and service mark of Bloomberg Finance L.P. Bloomberg Finance L.P. and its affiliates (collectively, "Bloomberg") or Bloomberg's licensors own all proprietary right in the Bloomberg Barclays U.S. Intermediate Corporate Bond Index. Bloomberg does not guarantee the timeliness, accuracy or completeness of any data or information relating to Bloomberg Barclays U.S. Intermediate Corporate Bond Index. Bloomberg makes no warranty, express or implied, as to the Bloomberg Barclays U.S. Intermediate Corporate Bond Index or any data or values relating thereto or results to be obtained therefrom, and expressly disclaims all warranties of merchantability and fitness for a particular purpose with respect thereto. It is not possible to invest directly in an index. Back-tested performance is not actual performance. To the maximum extent allowed by law, Bloomberg, its licensors, and its and their respective employees, contractors, agents, suppliers and vendors shall have no liability or responsibility whatsoever for any injury or damages - whether direct, indirect, consequential, incidental, punitive or otherwise - arising in connection with Bloomberg Barclays U.S. Intermediate Corporate Bond Index or any data or values relating thereto - whether arising from their negligence or otherwise. Nothing in the Bloomberg Barclays U.S. Intermediate Corporate Bond Index shall constitute or be construed as an offering of financial instruments or as investment advice or investment recommendations (i.e., recommendations as to whether or not to "buy", "sell", "hold", or to enter or not to enter into any other transaction involving any specific interest or interests) by Bloomberg or its affiliates or a recommendation as to an investment or other strategy by Bloomberg or its affiliates. Data and other information available via the Bloomberg Barclays U.S. Intermediate Corporate Bond Index should not be considered as information sufficient upon which to base an investment decision. All information provided by the Bloomberg Barclays U.S. Intermediate Corporate Bond Index is impersonal and not tailored to the needs of any person, entity or group of persons. Bloomberg and its affiliates do not express an opinion on the future or expected value of any security or other interest and do not explicitly or implicitly recommend or suggest an investment strategy of any kind.

The only relationship of Bloomberg or any of its subsidiaries or affiliates to Jackson is the licensing of certain trademarks, trade names and service marks and of the Bloomberg Barclays U.S. Intermediate Corporate Bond Index, which is determined, composed and calculated by Bloomberg without regard to Jackson or Jackson's products. Bloomberg has no obligation to take the needs of Jackson or the owners of Jackson's products into consideration in determining, composing or calculating Bloomberg Barclays U.S. Intermediate Corporate Bond Index. Jackson's products are not sponsored, endorsed, sold or promoted by Bloomberg or any of its subsidiaries or affiliates.

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